
10013261



Precision Castparts Corp.

2010 Annual Report to Shareholders

Notice of 2010 Annual Meeting of Shareholders and Proxy Statement

Company Profile

Precision Castparts Corp. (PCC, or the Company), a worldwide manufacturer of complex metal components and products, provides high-quality investment castings, forgings, and fasteners/fastener systems for critical aerospace and power generation applications. The Company also provides:

- Seamless extruded pipe for use in coal-fired power plants, industrial gas turbine installations, and deep-sea oil platform applications;
- High-performance, nickel- and cobalt-based alloys engineered for optimum heat resistance, high-temperature corrosion resistance, toughness, and strength, available in a full range of mill forms, including billet, ingot, tubing, sheet, strip, foil, plate, bar, rod, extruded shapes, rod-in-coil, wire, and welding consumables;
- Specialty alloys for the investment casting industry;
- Revert metal processing solutions for a wide range of industries;
- Investment castings and forgings for general industrial, automotive, armament, medical, and other applications;
- Fasteners for automotive and general industrial markets;
- Low-pressure, gravity-independent sewage collection systems for residential installation;
- Utility systems for the protection and performance optimization of electric power generation equipment;
- Metal-injection-molded and Thixoformed™ parts for automotive and other markets;
- Refiner plates, screen cylinders, and other products for the pulp and paper industry; and
- Metalworking tools for the fastener market and other applications.

PCC is distinguished by preeminent leadership in the markets it serves, the high degree of proprietary technology and technical expertise inherent in its product lines, outstanding management of complex manufacturing processes, and close attention to the creation of shareholder value. The Company continues to invest in the growth of its core and derivative businesses by expanding market share and creating new market opportunities, while seeking appropriate acquisitions through which this growth may be enhanced.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark one)

☒ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended March 28, 2010

or

☐ Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Transition Period From ____________ to __________

Commission File No. 1-10348

PRECISION CASTPARTS CORP.

(Exact name of registrant as specified in its charter)

Oregon	**93-0460598**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
4650 S.W. Macadam Ave., Suite 400 Portland, OR	**97239-4262**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (503) 946-4800

Securities registered pursuant to Section 12(b) of the Act:

TITLE OF EACH CLASS	NAME OF EACH EXCHANGE ON WHICH REGISTERED
Common Stock, without par value	**New York Stock Exchange**
Series A Preferred Stock Purchase Rights	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of common equity held by non-affiliates of the Registrant as of September 27, 2009, was $14,093,640,307.

As of the close of business on May 17, 2010, the Registrant had 142,196,126 shares of Common Stock, without par value, outstanding.

Portions of the Registrant's Proxy Statement to be filed in connection with the 2010 Annual Meeting of Shareholders are incorporated by reference in Part III.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

Precision Castparts Corp. ("PCC", "the Company", or "we"), a worldwide manufacturer of complex metal components and products, provides high-quality investment castings, forgings and fasteners/fastener systems for critical aerospace and industrial gas turbine ("IGT") applications. We also provide investment castings and forgings for general industrial, armament, medical and other applications; nickel alloys and mill forms, as well as cobalt alloys, for the aerospace, chemical processing, oil and gas, pollution control and other industries; seamless pipe for coal-fired, industrial gas turbine, and nuclear power plants, as well as oil and gas applications; fasteners for automotive and general industrial markets; specialty alloys for the investment casting industry; refiner plates, screen cylinders and other products for the pulp and paper industry; metal-injection-molded and ThixoFormed™ parts for automotive and other markets; grinder pumps and affiliated components for low pressure sewer systems; critical auxiliary equipment and gas monitoring systems for the power generation industry; and metalworking tools for the fastener market and other applications.

Products and Markets

We manufacture complex metal components and products in three principal business segments: Investment Cast Products, Forged Products and Fastener Products. Each of these three business segments is described below.

Investment Cast Products

Our Investment Cast Products segment manufactures investment castings for aircraft engines, IGT engines, airframes, medical prostheses, armament, unmanned aerial vehicles and other industrial applications. The segment also provides alloys to PCC's investment casting operations, as well as to other investment casting companies. The Investment Cast Products segment accounted for approximately 34 percent of our sales in fiscal 2010.

We are the market leader in manufacturing large, complex structural investment castings, and we are the leading manufacturer of airfoil investment castings used in jet aircraft engines. We manufacture investment castings for every jet aircraft engine program in production or under development by our key customers. We are also the market leader in manufacturing structural and airfoil investment castings for IGT and aeroderivative engines used for electric power generation and other applications, and we have expanded into the structural airframe and armament markets. In addition, we make investment castings for use in the medical prosthesis, satellite launch vehicle and general industrial markets.

Investment casting technology involves a technical, multi-step process that uses ceramic molds in the manufacture of metal components with more complex shapes, closer tolerances and finer surface finishes than parts manufactured using other casting methods. The investment casting process begins with the creation of a wax pattern of the part to be cast, along with wax gates and risers to create pathways through which molten metal can flow throughout the ceramic mold. A ceramic shell is then formed around the wax pattern, followed by melting and draining the wax from the ceramic shell. Finally, molten metal is poured into the ceramic shell, the shell is removed after the metal cools, and the part undergoes final processing and inspection.

Because of the complexity of the manufacturing process and the application of proprietary technologies, we are currently one of the few manufacturers that can consistently produce the largest, complex structural investment castings in quantities sufficient to meet our customers' quality and delivery requirements. Our emphasis on low-cost, high-quality products and timely delivery has enabled us to become the leading supplier of structural and airfoil castings for jet aircraft and IGT engines and to expand into the structural airframe and armament markets.

The commercial aerospace market cycle is a critical determinant of demand for our precision investment casting products. In fiscal 2009, original equipment manufacturer ("OEM") engine and landing gear customers began to significantly increase orders into our production schedules in anticipation of higher Airbus and Boeing build rates. However, in August 2008, Boeing essentially ceased commercial aircraft production due to a strike by its machinists, and, when the strike was resolved several months later, Boeing did not add these unbuilt planes back into their schedules. In addition, in the same time frame, a worldwide financial crisis severely stunted economic growth and limited access to financing. As a result, the OEMs found that they had excess inventory on hand and began a substantial destocking process in the fourth quarter of fiscal 2009 wherein they consumed in-stock inventory with limited replacement, which continued through the third quarter of fiscal 2010. The destocking appeared to be ending by the end of fiscal 2010 even though OEM schedules continue to fall short of large commercial aircraft production rates.

Large jet aircraft engines are manufactured by a small number of suppliers, including General Electric ("GE"), Pratt & Whitney (a division of United Technologies Co.), Rolls-Royce and several joint venture partners. With this highly concentrated and sophisticated customer base, we believe a high level of customer service and strong, long-term customer relationships will continue to be important to achieving our goals. We have been supplying castings for jet engines to GE for more than 40 years, and we have been supplying Pratt & Whitney with castings for its jet engines for more than 30 years. In addition, we have supplied small structural investment castings to Rolls-Royce for approximately 25 years and large structural castings for approximately 20 years, most recently for use in its Trent series of jet aircraft engines. As we have been able to cast larger and more complex parts, manufacturers of large jet aircraft engines have made increasing use of our structural castings.

Aerospace Structural Castings

Our structural castings business manufactures the largest diameter stainless steel, nickel-based superalloy and titanium investment castings in the world, as well as a variety of medium and small structural castings. These castings are stationary components that form portions of the fan, compressor, combustor and turbine sections of a jet aircraft engine, where strength and structural integrity are critical. Structural investment castings are sold primarily as original equipment to jet aircraft engine manufacturers.

We believe that trends in the manufacturing of aircraft jet engines will continue to increase our revenue per engine. As the design of new generation aircraft engines has emphasized increased thrust, higher fuel efficiency and reduction of noise and exhaust emissions, engine operating temperatures and pressures have increased. These conditions require the use of engine parts made of alloys that are able to withstand extreme operating conditions and provide an optimum strength-to-weight ratio. Many of these alloys are particularly suited for use in the investment castings we manufacture. In addition, titanium, a metal with a lower melting temperature than stainless steel or superalloys, is used in all but the hottest parts of the engine because of its considerable weight savings. Titanium is an exceptionally difficult metal to cast because of its reaction with other elements. However, we have developed the advanced technology and manufacturing processes to cast large, complex investment castings in titanium alloys. Many new generation engines, which are expected to be built through the next decade and beyond, make significantly greater use of our products than did previous engine designs.

We have also expanded into the structural airframes market through the production of components manufactured primarily from titanium and aluminum alloys. Aircraft manufacturers have shown substantial interest in using investment castings for airframe applications such as titanium aileron and flap hinges, pylons (engine mounts), heat shields, wing spars and wing ribs, as well as aluminum alloy nacelle segments (thrust reversers), cascades, aircraft access doors, electronic boxes and pump housings for hydraulic and fuel systems.

Aerospace Airfoil Castings

We manufacture precision cast airfoils, such as the stationary vanes and rotating blades used in the turbine section of jet aircraft engines. This part of the engine is considered the "hot section," where temperatures may exceed 2,400 degrees Fahrenheit. These conditions require use of special nickel-based superalloys and state-of-the-art casting techniques to manufacture airfoil castings with internal cooling passages that enable the airfoils to operate in an environment with temperatures higher than the melting point of the metal of which they are made.

We use various casting technologies to manufacture turbine airfoils. A conventional casting process enables us to produce equiaxed airfoil castings, in which the metal grains are oriented randomly throughout the casting. A more advanced process enables us to produce directionally solidified ("DS") airfoil castings, in which the metal grains are aligned longitudinally. This alignment decreases the internal stress on the weakest portion of a metal part where the various grains adjoin, thereby providing increased strength and improved efficiencies in engine performance over equiaxed parts. An even more advanced process enables us to produce single crystal ("SX") airfoil castings, which consist of one large superalloy crystal without grain boundaries. SX castings provide greater strength and performance characteristics than either equiaxed or DS castings, as well as longer engine life. In addition, we have developed a process to manufacture titanium aluminide blades, the first use of lightweight titanium in the hot section of an aircraft engine. These airfoils will be incorporated into an engine for the Boeing 787.

As engines grow to generate greater thrust for larger aircraft, the turbine sections of these engines must work harder and burn hotter. As a result, the major aircraft engine manufacturers have increasingly been designing their engines with a greater number of DS and SX blades. The DS and SX cast airfoils we produce, with their complex cooling passages, have been instrumental in enabling these engines to operate at higher temperatures. SX cast airfoils are used in both new and redesigned engines where performance requirements are higher.

The demand for aerospace airfoil castings is determined primarily by the number and type of engines required for new jet aircraft; the intervals between hot section maintenance, which are driven by engine cycles (takeoffs and landings); and the inventory levels of replacement parts maintained by the principal jet aircraft engine manufacturers, repair centers, and airlines. A jet engine's airfoil components have shorter useful lives than structural investment castings and are replaced periodically during engine maintenance. As a result, our sales of aerospace airfoil castings are less affected by the cyclical patterns of the aerospace industry than are our sales of structural investment castings. The timing for replacement of aerospace airfoil castings principally depends on engine cycles and the expected life of the airfoil casting. We believe that approximately half of our sales of airfoil castings used in aircraft turbine engines are replacement parts.

IGT Castings

In fiscal 1995, we began to manufacture investment castings for IGT engines. Due to contractual gains over the past several years, our market share has increased significantly, and we are now the leading supplier of investment castings used in IGT engines. In recent years, international customers have been placing orders for even more efficient turbines, incorporating more advanced casting technology, thus increasing our dollar content per unit. This development, along with increased aftermarket activity and higher market shares in a growing customer base, drove the requirement for new capacity, which was added in late fiscal 2009. The worldwide financial recession, beginning in the Fall of 2008, negatively impacted the IGT market, and our largest IGT customer started to destock in anticipation of decreased IGT shipments. The impact of customer destocking was partially offset by our continued share gains with other customers. However, by the third quarter of fiscal 2010, our international customers also began to reduce production schedules. In addition to IGT components, we manufacture structural and airfoil castings for aeroderivative gas turbine engines, which are also used for power generation, as well as for other commercial and military land and marine-based applications.

IGT manufacturers have significantly improved the efficiency and reduced the emissions profiles of industrial gas turbines, principally by incorporating advanced components in new engines as well as in refurbished and upgraded turbines in the field. We have leveraged our DS and SX airfoil casting knowledge from the aerospace market into the IGT market to produce blades and vanes that are better able to withstand the extreme heat and stresses of new higher-temperature gas turbines. IGT engines are built with investment castings that are similar, but generally larger, than the blades and vanes we manufacture for the aerospace market. Because of their size, IGT airfoils are usually more difficult to cast than smaller aerospace airfoils with the same properties.

Since industrial gas turbines are primarily used in electrical power generation, castings sales for new IGT engines are tied to the growth of global electricity consumption, while demand for replacement parts depends on the size and utilization rate of the installed base.

Other Investment Casting Products

Our strategy for profitable growth also includes the pursuit of other opportunities for our existing investment casting technology. We have expanded the application of our investment casting technology in the medical prosthesis, unmanned aerial vehicles ("UAV"), satellite launch vehicle and general industrial markets by manufacturing such products as artificial hips and knees, parts for satellite launch vehicles, landing gear struts and engine inlets for UAVs and impellers for pumps and compressors. In addition, we manufacture large titanium components for armament systems, including the BAE lightweight howitzer.

Specialty Materials and Alloys

Our Investment Cast Products segment includes an operation that produces alloys primarily used by PCC and other manufacturers of investment castings. Several of these alloys are patented and trademarked, specifically formulated for the casting of directionally solidified and single crystal airfoils that operate in high-temperature, high-stress engine environments. This operation supplements our other ingot-making furnaces located in Portland, Oregon, and Minerva, Ohio, and our internal supply of nickel-based alloy for investment casting is managed through this group of facilities. The alloys produced also serve such diverse markets as medical, recreational and general industrial.

Forged Products

We are among the leading manufacturers of forged components for the aerospace and power generation markets. Forged Products' aerospace and IGT sales are primarily derived from the same large engine customers served by the Investment Cast Products segment, with additional aerospace sales to manufacturers of landing gear and airframes. Therefore, the dynamics of the aerospace and IGT markets, as described in the Investment Cast Products section above, are virtually the same for Forged Products. In addition, we manufacture high performance nickel-based alloys used to produce forged components for aerospace and non-aerospace markets, which include extruded pipe for the power generation and oil and gas industries, and other products for oil and gas, chemical processing, pollution control and other industrial applications. The Forged Products segment accounted for approximately 41 percent of our sales in fiscal 2010.

Forged Components

We manufacture forged components from sophisticated titanium and nickel-based alloys for jet engines, including fan discs, compressor discs, turbine discs, seals, spacers, shafts, hubs and cases. Our airframe structural components, made of titanium, steel and other alloys, are used on both commercial and military aircraft and include landing gear beams, bulkheads, wing structures, engine mounts, struts and tail flaps and housings. We also provide forged products for use in power plants worldwide, as well as in oil and gas industry applications. These products include discs, spacers and valve components for land-based steam turbine and IGT engines, as well as shafts, cases, and compressor and turbine discs for marine gas engines. We also produce a variety of mechanical and structural tubular forged products from steel, primarily in the form of extruded, seamless pipe, for the domestic and international energy markets, which include coal, industrial gas turbine, and nuclear power plants, co-generation projects, and retrofit and life-extension applications. For naval defense applications, we supply forged components for propulsion systems on nuclear submarines and aircraft carriers, as well as forgings for pumps, valves and structural applications.

Our forging segment, which employs seven different manufacturing processes, involves heating high-temperature nickel alloys, titanium or steel and then shaping them through pressing or extrusion, using hydraulic and mechanical presses with capacities ranging up to 55,000 tons. The process employed is determined based on the raw materials and the product application. The seven manufacturing processes are summarized below:

Open-Die Forging—In this process, the metal is pressed between dies that never completely surround the metal, thus allowing it to be observed during the process. This manufacturing method is used to create relatively simple, preliminary shapes to be processed further by closed-die forging.

Closed-Die Forging—Closed-die forging involves pressing heated metal into shapes and sizes determined by machined impressions in specially prepared dies that completely surround the metal. This process allows the metal to flow more easily within the die cavity and thus produces forgings with superior surface finish and tighter tolerances, with enhanced repeatability of the part shape.

Hammer Forging—This form of closed-die forging uses multiple impact blows to shape a component between specially contoured dies. Forging hammers can be classified into two main types: single action and counterblow. Our counterblow hammers, which couple upper and lower ram movement to produce the impact forces required for large components, can offer improved near-net-shape capability compared to conventional press forging. Hammer forging is one of the oldest forging processes; however, computer-controlled technology has enabled the process to meet modern manufacturing requirements.

Conventional/Multi-Ram—The closed-die, multi-ram process, which is employed on our 20,000 and 30,000 ton presses, enables us to produce complex forgings with multiple cavities, such as valve bodies, in a single heating and pressing cycle. Dies may be split on either a vertical or a horizontal plane, and shaped punches may be operated by side rams, piercing rams or both. This process also optimizes grain flow and uniformity of deformation and reduces machining requirements.

Isothermal Forging—Isothermal forging is a closed-die process in which the dies are heated to the same temperature as the metal being forged, typically in excess of 1,900 degrees Fahrenheit. Because the dies may oxidize at these elevated temperatures, this process is performed in a vacuum or inert gas atmosphere. Our isothermal press produces near-net shape components, requiring less machining by our customers.

Extrusion—The extrusion process is capable of producing thick-wall, seamless pipe, with outside diameters of up to 48 inches and a wall thickness from 0.5 inches up to 7 inches for applications in the power generation and oil and gas industries, including main steam lines, hot re-treat lines, and other high-stress / high-temperature fluid transmission systems. Our 35,000-ton vertical extrusion press is one of the largest and most advanced in the world. In addition to solid metals, powdered materials can be compacted and extruded into forging billets with this press.

Ring Rolling—The radial ring-rolling process thins the wall thickness and thus enlarges the inside and outside diameter of a rough ring blank, which is generally made by upsetting and piercing a solid piece of metal in an open or closed-die forging press. In the ring-rolling process, tonnage is applied to the wall of the blank between a mandrel on the inside diameter and a work-roll on the outside diameter. The outer work-roll rotates the ring and progressively reduces the wall thickness. In radial-axial ring rolling, two additional rollers apply tonnage on the end faces of the ring to control the ring height.

On September 30, 2009, we acquired Carlton Forge Works and a related entity ("Carlton"), a leading manufacturer of seamless rolled rings for critical aerospace applications based in Paramount, California. Carlton offers nickel, titanium, and steel rolled rings across the widest range of product sizes in the industry. Carlton broadens our forging capabilities and enables us to provide a full range of forged products to our aerospace engine customers.

We believe that we are the world leader in producing forged rotating components for use in jet aircraft engines. These parts are forged from billets (ingots converted in our cogging and extrusion presses) and from metal powders (primarily nickel alloys) that are produced, consolidated and extruded into billets entirely in our own facilities. In addition, we purchase billets from outside metal suppliers.

High-Performance Forging Alloys

We believe that we are the world's largest and most diversified producer of high-performance nickel-based alloys, supplying more than 5,000 customers. Our alloys, which provide high-temperature strength and corrosion resistance, aqueous corrosion resistance, and toughness and strength in certain embrittling environments, are principally used to manufacture forged components required in the most technically demanding industries and applications. Power and commercial and military aerospace represent the largest markets served; other markets served include high performance, nickel-based alloys for oil & gas, chemical & petrochemical processing, pollution control, thermal processing, electrical and heating elements, marine and welding applications.

Our alloying processes utilize electric arc, air induction and vacuum induction melting furnaces, while a few specialized alloys are made using a mechanical alloying process. Refining facilities include furnaces for argon-oxygen-decarburization, vacuum arc remelting and electroslag remelting. Our major hot finishing processes include rotary forging, plate rolling, bar rolling, press forging and extrusion of seamless tubulars and shapes. Cold finishing processes include cold rolled sheet and strip, tube and pipe pilgering, and cold drawing of bar and wire. We produce nickel alloys in all standard mill forms from large ingots and billets to plate, sheet, strip, tubing, bar and wire, the latter of which includes core and filler wires for welding products. Our alloys are classified into unique families recognized worldwide and are sold under such trademarks as INCONEL®, INCOLOY®, MONEL®, NIMONIC®, UDIMET®, BRIGHTRAY® and NILO®.

Revert Management

We are the market leader in providing nickel superalloy and titanium revert management solutions for the aerospace and IGT markets. Revert includes metal chips, casting gates, bar ends, forging flash and other byproducts from forging, casting, and fastener manufacturing processes that can be re-melted and reused. Our infrastructure and capabilities create a closed loop system for the retention and reuse of internally-generated revert. We also provide metallurgical process solutions and services worldwide for us and other companies that require the melting and processing of specialty alloys. Major markets include specialty alloy producers and foundries, permanent magnet and powder metal manufacturers and other industries with special metallurgical requirements.

Fastener Products

We have become a leading developer and manufacturer of highly engineered fasteners, fastener systems and precision components, primarily for critical aerospace applications. A large part of our Fastener Products sales come from the same aerospace customer base already served by our Investment Cast Products and Forged Products segments. In this regard, Fastener Products is subject to many of the same market forces as these other two segments. The balance of the segment's sales is derived from automotive, heavy truck and general industrial markets, including farm machinery, mining and construction equipment, shipbuilding, machine tools, medical equipment, appliances and recreation. The Fastener Products segment accounted for approximately 25 percent of our sales in fiscal 2010.

Fastener manufacturing generally begins with metal alloy wire or bar of various diameters, which are then generally cut into fastener blanks of prescribed lengths, formed using highly engineered tools into complex head shapes and dimensional configurations, heat treated to desired properties, and then thread rolled to meet exacting customer requirements.

Our aerospace fasteners and related components are manufactured from a variety of nickel, titanium, aluminum and steel alloys and are used on airframes, jet engines, aircraft wheels and brakes, landing gear assemblies, floor boards, and hydraulic systems. They are found in such flight- and safety-critical areas as the wing-to-fuselage, the stabilizers-to-fuselage and the engine-to-wing connections on an aircraft, as well as the airfoil-to-disc and disc-to-shaft connections on a jet engine. These fasteners and related components are not only incorporated in new aircraft builds but are also integrally involved in the replacement cycle, particularly in aircraft engine and wheel and brake applications. The product line includes a variety of bolts, nuts, nut plates, latches, expandable diameter fasteners, quick release pins, hydraulic fittings, bushings, inserts, collars, and other precision components, including but not limited to sheet metal fabrications and precision machined components for airframe applications. While the fasteners and related components are predominantly produced to demanding customer designs, we continue to be active in developing trademarked alloys for applications requiring high strength, elevated temperature, corrosion resistance and/or lighter weight. These include AEREX®, MULTIPHASE®, MP35N® and MP159® high-temperature nickel-based alloys.

We have also developed a variety of fasteners and related components or tools for use in aerospace and industrial applications requiring proven strength, close dimensional tolerances and high reliability. These technically advanced proprietary products are marketed under the brand names of CHERRYBUCK®, CHERRYMAX®, E-NUT®, FLEXLOC®, FORCEMATE®, FORCETEC®, GROMEX®, HI-LIFE®, MADE FROM SOLID®, MAXIBOLT®, STA-LOK®, TELLEP®, and TUKLOC®. We also hold licenses to use various well-recognized trademarks and technology in the manufacture of our fasteners and related components. These licensed trademarks include HI-LITE®, HI-LOK®, SLEEVBOLT®, TORX®, TORX-PLUS®, TAPTITE® , MORTORQ® and MAThread®.

The Fastener Products segment also includes businesses that produce refiner plates and screen cylinders for use in the pulp and paper industry. We manufacture metal-injection-molded and ThixoFormed™ components for numerous industrial applications and produce grinder pumps and affiliated components for low pressure sewer systems for residential and commercial applications and critical auxiliary equipment and gas monitoring systems utilized in the power generation industry. We also manufacture a broad range of thread-rolling dies, trimming dies, pins and steel and carbide forging tools for fastener production, principally for aerospace, automotive and general industrial and other applications.

Sales and Distribution

We sell our complex metal components and products into three major market areas: aerospace, power, and general industrial and other. The percentage of sales to these markets is shown below for fiscal 2010, 2009 and 2008.



Fiscal 2010
Sales $5,486.6 million
General Industrial & Other 19%
Power 27%
Aerospace 54%
Fiscal 2009
Sales $6,801.2 million
General Industrial & Other 22%
Power 25%
Aerospace 53%
Fiscal 2008
Sales $6,718.6 million
General Industrial & Other 20%
Power 24%
Aerospace 56%

Our sales to the aerospace market of $2,991.4 million in fiscal 2010 decreased 17 percent from $3,606.7 million in fiscal 2009. Sales to the aerospace market as a percentage of total net sales increased from 53 percent in fiscal 2009 to 54 percent in fiscal 2010, principally reflecting larger percentage declines in sales to power and general industrial markets. Our sales to the aerospace market of $3,606.7 million in fiscal 2009 decreased 4 percent from $3,762.6 million in fiscal 2008. Sales to the aerospace market as a percentage of total net sales decreased from 56 percent in fiscal 2008 to 53 percent in fiscal 2009, largely due to the effect of a 58-day machinist strike at Boeing and growth in the IGT and extruded pipe markets.

Our sales of investment castings products and forged products are made through direct sales personnel located in each business operation and through field sales representatives located at U.S. and international locations near our major customers, as well as through distributors. Our fastener products and services are sold through a worldwide network of distributors and independent sales representatives and by a direct sales and marketing staff. Industrial metalworking tools and other metal products are sold by both internal sales forces and sales representatives in the U.S., Europe, Asia, Australia and Latin America. Due to the sophisticated nature of our products, our sales efforts require technical personnel to work closely with customers to identify and assist in the development of new and modified products and to provide other services that are necessary to obtain new and repeat orders.

For information on revenue to external customers, profit or loss and total assets for each segment, refer to Part II, Item 8. Financial Statements and Supplementary Data.

Major Customers

Net direct sales to General Electric were 13.9 percent, 11.8 percent and 12.1 percent of total sales in fiscal 2010, 2009 and 2008, respectively, as follows:

	Fiscal		
	2010	**2009**	**2008**
Investment Cast Products	**$494.5**	$524.1	$474.7
Forged Products	**243.6**	244.9	305.7
Fastener Products	**26.7**	35.3	31.8
	$764.8	$804.3	$812.2

No other customer directly accounted for more than 10 percent of total sales; however, United Technologies, Rolls-Royce and Boeing are also considered key customers, and the loss of their business could have a material adverse effect on our financial results.

Backlog

The backlog of unfilled orders believed to be firm at the end of each of our last three fiscal years was $3.9 billion as of March 28, 2010, $5.4 billion as of March 29, 2009, and $6.0 billion as of March 30, 2008. The majority of the backlog is for sales to aerospace and power generation customers in the Investment Cast Products, Forged Products and Fastener Products segments. The decrease in backlog during fiscal 2010 and 2009 reflects the impact of inventory corrections within the commercial aerospace and European IGT markets, partially offset by the impact of acquisitions. Approximately 76 percent of our backlog is expected to be filled within the 2011 fiscal year.

The majority of sales to customers are made on individual purchase orders generated from long-term agreements. Most of our orders are subject to termination by the customer upon payment of the cost of work in process, plus a related profit factor. Historically, we have not experienced significant order cancellations, although we periodically receive requests for delays in delivery schedules.

Competition

We are subject to substantial competition in all of the markets we serve. Components and products similar to those we make can be produced by competitors using either the same types of manufacturing processes or other forms of manufacturing. Although we believe our manufacturing processes, technology and experience provide advantages to our customers, such as high quality, competitive prices and physical properties that often meet more stringent demands, alternative forms of manufacturing can be used to produce many of the components and products we make. Despite intense competition, we believe we are the number one or two supplier in most of our principal markets. Several factors, including long-standing customer relationships, technical expertise, state-of-the-art facilities and dedicated employees, aid us in maintaining our competitive advantages.

In the Investment Cast Products segment, our principal competitor is Howmet, a subsidiary of Alcoa Inc. Howmet produces superalloy, titanium, stainless steel and aluminum investment castings principally for the aerospace and IGT markets. We believe that Howmet is capable of producing investment castings comparable to all but the largest and most complex of our structural investment castings. We also believe Howmet has the financial and technical resources to produce structural castings as large and complex as those produced by us, should they decide to do so. In addition, Pacific Cast Technologies, a subsidiary of Ladish Co., manufactures large titanium investment castings for jet engine and airframe applications. Many other companies throughout the world also produce superalloy, titanium, stainless steel and aluminum investment castings, and some of these companies currently compete with us in the aerospace and other markets. Others are capable of competing with us if they choose to do so.

In the Forged Products segment, our largest competitors are Ladish Co., Fortech, S.A. and Thyssen AG for aerospace turbine products, Alcoa Inc., Schultz Steel Company and Firth Rixson Limited for aerospace structural products, Vallourec & Mannesmann Tubes and Sumitomo Corporation for energy products and Allegheny Technologies, Inc., Carpenter Technology Corporation, Haynes International, Inc., and Firth Rixson Limited for nickel-based alloys and superalloys. We also face increased competition from international companies as customers seek lower cost sources of supply.

International competition in the forging and casting processes may also increase in the future as a result of strategic alliances among aircraft prime contractors and foreign companies, particularly where "offset" or "local content" requirements create purchase obligations with respect to products manufactured in or directed to a particular country. Competition is often intense among the companies currently involved in the industry. We continue to strive to maintain competitive advantages with high-quality products, low-cost manufacturing, excellent customer service, and delivery and expertise in engineering and production.

Our Fastener operations compete with a large number of companies based primarily on technology, price, service, product quality and performance. Of these companies, we consider Alcoa Inc. and LISI to be our leading competitors. We believe that we maintain our strong market position through our high-quality product performance and service to our customers.

Research and Development

We have departments involved in research and development in all three of our reportable segments. The research and development effort at these operations is directed at the technical aspects of developing new and improved manufacturing processes. Expenditures for research and development activities at these departments amounted to $25.6 million in fiscal 2010, $13.5 million in fiscal 2009 and $11.3 million in fiscal 2008. A substantial amount of our technological capability is the result of engineering work and experimentation performed on the shop floor in connection with process development and production of new parts. This engineering work and experimentation are charged to the cost of production and are not included in research and development expenditures.

Employees

At March 28, 2010, we had approximately 18,100 employees, including nearly 7,200 employees in the Investment Cast Products segment, approximately 5,100 employees in the Forged Products segment, approximately 5,500 employees in the Fasteners segment, approximately 150 employees in corporate functions, and approximately 150 employees in discontinued operations. Approximately 22 percent of our employees are affiliated with unions or covered by collective bargaining agreements. We expect to negotiate three collective bargaining agreements affecting approximately 2 percent of the workforce during fiscal 2011. Management believes that labor relations in the Company have generally been satisfactory.

Patents and Trademarks

From time to time, we seek U.S. and foreign patent protection on certain of our processes and products. We have also federally registered several of our trademarks in the U.S. and foreign countries. We do not view patents or trademarks as materially important to our business as a whole. We also have rights and obligations under various license agreements. We receive no significant royalty income from patents.

Materials & Supplies

We use a number of raw materials in our products, including certain metals such as nickel, titanium, cobalt, tantalum and molybdenum, which are found in only a few parts of the world. These metals are required for the alloys used or manufactured in our investment casting, forged and fastener product segments. The availability and costs of these metals may be influenced by private or governmental cartels, changes in world politics, labor relations between the metal producers and their work forces, unstable governments in exporting nations, and inflation. Similarly, supplies of the tool-grade steel we use may also be subject to variations in availability and cost. We have escalation clauses for nickel and other metals in certain of our long-term contracts with major customers, and we employ "price-in-effect" metal pricing in our alloy production businesses to lock-in the current cost of metal at the time of production or shipment. We also enter into long-term supply agreements to fix the purchase price of strategic raw materials. Shortages of and price increases for certain raw materials we use have occurred in the past and may occur in the future. Future shortages or price fluctuations in raw materials could have a material adverse effect on us.

Government Regulations

Certain of our products are manufactured and sold under U.S. government contracts or subcontracts. Consequently, we are directly and indirectly subject to various federal rules, regulations and orders applicable to government contractors. Violation of applicable government rules and regulations could result in civil liability, in cancellation or suspension of existing contracts or in ineligibility for future contracts or subcontracts funded in whole or in part with federal funds.

International Operations

We purchase products from and supply products to businesses located outside the U.S. We have also been expanding our international activities during the past several years, primarily through acquisitions and the development of foreign subsidiaries. This expansion is part of our strategy to acquire and develop businesses that complement our core competencies, provide low-cost manufacturing, have strong growth prospects and maintain leading positions in their respective market niches. Certain risks are inherent in international operations, including the risk of government-financed competition, changes in trade policies, tariff regulations, the relative stability of certain foreign currencies and difficulties in obtaining U.S. export and import licenses. Information with respect to sales and assets by geographic location is included in Part II, Item 8. Financial Statements and Supplementary Data.

Environmental Compliance

We are subject to various federal, state and foreign environmental laws concerning, among other things, water discharges, air emissions, waste management, toxic use reduction and environmental cleanup. Environmental laws and regulations continue to evolve and it is likely we will be subject to increasingly stringent environmental standards in the future, particularly under air quality and water quality laws and standards related to climate change issues, such as reporting of greenhouse gas emissions. It also is likely that we will be required to make additional expenditures, which could be significant, relating to environmental matters on an ongoing basis. We also own properties, or conduct or have conducted operations at properties, where hazardous materials have been used for many years, including during periods before careful management of these materials was required or generally believed to be necessary. Consequently, we are subject to environmental laws that impose liability for historical releases of hazardous substances.

Our financial statements include reserves for future costs arising from environmental issues relating to our properties and operations. At March 28, 2010, we had accrued aggregate environmental reserves of approximately $75.6 million. We believe these reserves are adequate to cover the cost of remedial measures that may eventually be required by environmental authorities with respect to known environmental matters. Our reserves represent our best estimate of probable future obligations for the investigation and remediation of known contaminated sites. The reserves include potential costs associated with asserted and unasserted claims. Our actual future expenditures, however, relating to compliance and cleanup of environmental conditions at our properties cannot be conclusively determined. The estimate of our environmental costs is based on currently available facts, present laws and regulations and current technology and take into consideration our prior experience in site investigation and remediation, the data available for each site, and the professional judgment of our environmental specialists and consultants. Although recorded liabilities include our best estimate of all probable costs, our total costs for the final settlement of each site cannot be predicted with certainty due to the variety of factors that make potential costs associated with contaminated sites inherently uncertain, such as: the nature and extent of site contamination, available remediation alternatives, the extent to which remedial actions will be required, the time period over which costs will be incurred, the number and economic viability of other responsible parties, and whether we have any opportunity of contribution from third parties, including recovery from insurance policies. Further, sites that are in the early stages of investigation are subject to greater uncertainties than mature sites that are close to completion. Although the sites we identified vary across the spectrum, approximately half of our sites could be considered at an early stage of the investigation and remediation process. Therefore, our cost estimates, and our accruals associated with those sites, are subject to greater uncertainties. Environmental contingent liabilities are often resolved over a long period of time and the timing of expenditures depends on a number of factors that vary by site. We expect that we will expend present accruals over many years and that remediation of all currently known sites will be completed within 30 years. While it is possible that a significant portion of the accrued costs as of March 28, 2010 may be paid out over the next ten years, we anticipate that no individual site will be considered to be material.

We have been named as a potentially responsible party ("PRP") at sites identified by the Environmental Protection Agency ("EPA") and state regulatory agencies for investigation and remediation under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and similar state statutes. Under common law, as applied in the environmental remediation context, PRPs may be jointly and severally liable, and therefore the Company may be potentially liable to the government or third parties for the full cost of remediating contamination at our facilities or former facilities or at third-party sites where we have been designated a PRP. In estimating our current reserves for environmental matters, we have assumed that we will not bear the entire cost of remediation of every site to the exclusion of other PRPs who may also be liable for contributing to the cost of cleanup. We are a party to various cost-sharing arrangements with other PRPs at certain sites. Our estimates of current reserves factor in these cost- sharing arrangements and an assessment of the likelihood that such parties will fulfill their obligations at such sites. In the unlikely event that we are required to fully fund the remediation of a site, the statutory framework would allow us to pursue rights of contribution from other PRPs. We are identified as a PRP at the following federally designated Superfund sites: Lipari Landfill, Gloucester, New Jersey; Boarhead Farms, Bridgeton, Pennsylvania; Operating Industries, Monterey Park, California; Casmalia Resources Site, Casmalia, California; Pasco Sanitary Landfill, Pasco, Washington; Quanta Resources Corp., Edgewater, New Jersey; and Peterson-Puritan Site, Cumberland, Rhode Island. Generally, these Superfund sites are mature and almost all of the sites are in the remedial implementation phase and, as a consequence, are subject to less uncertainty than newly discovered sites. These Superfund sites constitute approximately $1.4 million, or 2 percent, of our current environmental reserves.

We have notified our insurers of potential environmental cleanup liabilities at various facilities, including the Superfund sites identified above, and have asserted that we are entitled to recover the defense and indemnity costs incurred, and to be incurred, under certain historic insurance policies. Our accruals include our best estimate of all probable costs, without reduction for anticipated recovery from insurance or third parties unless collection is probable. We have also asserted indemnity claims against third-parties for certain sites, and we expect to recover a portion of our losses with respect to these sites.

The Financial Accounting Standards Board ("FASB") issued guidance on asset retirement and environmental obligations that clarifies the term conditional asset retirement obligation and requires a liability to be recorded if the fair value of the obligation can be reasonably estimated. Asset retirement obligations covered by this guidance include those for which an entity has a significant obligation to perform an asset retirement activity, however the timing or method of settling the obligation are conditional on a future event that may not be within the control of the entity. This guidance also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation.

In accordance with the asset retirement and environmental obligations guidance, we record all known asset retirement obligations for which the liability can be reasonably estimated. Currently, we have identified known asset retirement obligations associated with environmental contamination at two of our manufacturing facilities. We have not recognized a liability under this guidance for these retirement obligations because the fair value of remediation at these sites cannot be reasonably estimated since the settlement date is unknown at this time. The settlement date is unknown because remediation of these sites is not required until production ceases, and we have no current or future plans to cease production. These asset retirement obligations, when estimable, are not expected to have a material adverse effect on our consolidated financial position, results of operations, cash flows or business.

Forward-looking Statements

Information included within this Form 10-K describing the projected growth and future results and events constitutes forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results in future periods may differ materially from the forward-looking statements because of a number of risks and uncertainties, including but not limited to fluctuations in the aerospace, power generation, and general industrial cycles; the relative success of our entry into new markets; competitive pricing; the financial viability of our significant customers; the impact on the Company of customer or supplier labor disputes; demand, timing and market acceptance of new commercial and military programs; the availability and cost of energy, raw materials, supplies, and insurance; the cost of pension and postretirement medical benefits; equipment failures; relations with our employees; our ability to manage our operating costs and to integrate acquired businesses in an effective manner; governmental regulations and environmental matters; risks associated with international operations and world economies; the relative stability of certain foreign currencies; the impact of adverse weather conditions or natural disasters; the availability and cost of financing; and implementation of new technologies and process improvements. Any forward-looking statements should be considered in light of these factors. We undertake no obligation to update any forward-looking information to reflect anticipated or unanticipated events or circumstances after the date of this document.

Available Information

Our Annual Report on Form 10-K, quarterly reports on Form 10-Q, proxy statement, current reports on Form 8-K, and amendments to these reports filed with the Securities and Exchange Commission, as well as the annual report to shareholders, quarterly earnings releases, the Audit Committee Charter, the Nominating and Corporate Governance Committee Charter, the Compensation Committee Charter, Corporate Governance Guidelines and the Code of Conduct may be received free of charge by calling Investor Relations at (503) 946-4850 or sending an email to *info@precastcorp.com.* This information may also be downloaded from the PCC Corporate Center at *www.precast.com.*

ITEM 1A. RISK FACTORS

Our growth strategy includes business acquisitions with associated risks.

In fiscal 2009, we completed the acquisition of Airdrome Holdings LLC, Fatigue Technology, Inc. and Hackney Ladish Holding Corp., and in fiscal 2010 we completed the acquisition of Carlton Forge Works and Arcturus Manufacturing Corporation and the acquisition of a 49% interest in Yangzhou Chengde Steel Pipe Co, Ltd. We expect that we will continue to seek acquisitions of complementary businesses, products and technologies to add products and services for our core customer base and for related markets, and to expand each of our businesses geographically. Our ability to complete acquisitions may be limited if necessary financing is difficult to access, unavailable or too costly to support a transaction. The success of completed transactions will depend on our ability to integrate assets and personnel and to apply our manufacturing processes and controls to the acquired businesses. Although our acquisition strategy generally emphasizes the retention of key management of the acquired businesses and an ability of the acquired business to continue to operate independently, various changes may be required to integrate the acquired businesses into our operations, to assimilate new employees and to implement reporting, monitoring and forecasting procedures. Business acquisitions entail a number of other risks, including:

- inaccurate assessment of liabilities;
- entry into markets in which we may have limited or no experience;
- diversion of management's attention from our existing businesses;
- difficulties in realizing projected efficiencies, synergies and cost savings; and
- decrease in our cash or an increase in our indebtedness and a limitation in our ability to access additional capital when needed.

Our failure to adequately address these acquisition risks could cause us to incur increased expenses or to fail to realize the benefits we anticipated from the transactions.

We operate in cyclical markets.

A significant portion of our revenues are derived from the highly cyclical aerospace and power generation markets. Our sales to the aerospace industry constituted 54 percent of our total sales in fiscal 2010. Our power sales constituted 27 percent of our total sales in fiscal 2010.

The commercial aerospace industry is historically driven by the demand from commercial airlines for new aircraft. The U.S. and international commercial aviation industries continue to face challenges arising from competitive pressures and fuel costs. Demand for commercial aircraft is influenced by airline industry profitability, trends in airline passenger traffic, the state of U.S. and world economies, the ability of aircraft purchasers to obtain required financing and numerous other factors including the effects of terrorism, health and safety concerns and environmental constraints imposed upon aircraft operators. The military aerospace cycle is highly dependent on U.S. and foreign government funding; however, it is also driven by the effects of terrorism, a changing global political environment, U.S. foreign policy, the retirement of older aircraft and technological improvements to new engines that increase reliability. Accordingly, the timing, duration and severity of cyclical upturns and downturns cannot be forecast with certainty. Downturns or reductions in demand could have a material adverse effect on our business.

The power generation market is also cyclical in nature. Demand for power generation products is global and is affected by the state of the U.S. and world economies, the availability of financing to power generation project sponsors, the political environments of numerous countries and environmental constraints imposed upon power project operators. The availability of fuels and related prices also have a large impact on demand. Reductions in demand for our power generation products could have a material adverse effect on our business.

We also sell products and services to customers in the automotive, medical, chemical and petrochemical, pulp and paper, and other general industrial markets. Each of these markets is cyclical in nature. Customer demand for our products or services in these markets may fluctuate widely depending upon U.S. and world economic conditions, the availability of financing and industry-specific factors. Cyclical declines or sustained weakness in any of these markets could have a material adverse effect on our business.

Our business is dependent on a small number of direct and indirect customers.

A substantial portion of our business is conducted with a relatively small number of large direct customers, including General Electric Company, United Technologies Corporation, Rolls Royce plc, and The Boeing Company. General Electric accounted for approximately 13.9 percent of our total sales for fiscal 2010. No other customer directly accounted for more than 10 percent of total sales; however, United Technologies, Rolls Royce and Boeing are also considered key customers. A financial hardship experienced by any one of these four customers, the loss of any of them, or a reduction in or substantial delay of orders from any of them, could have a material adverse effect on our business.

Additionally, a significant portion of our aerospace products are ultimately used in the production of new commercial aircraft. There are only two primary manufacturers of large commercial aircraft in the world, Boeing and Airbus. A significant portion of our aerospace sales are dependent on the number of new aircraft built by these two manufacturers, which is in turn dependent on a number of factors over which we have little or no control. Those factors include the demand for new aircraft from airlines around the globe and factors that impact manufacturing capabilities such as the availability of raw materials and manufactured components, changes in the regulatory environment and labor relations between the aircraft manufacturers and their work forces. A significant interruption or slow down of the number of new aircraft built by aircraft manufacturers could have a material adverse effect on our business.

Sales to the military sector constituted approximately 16 percent of our fiscal 2010 sales. Defense spending is subject to appropriations and to political pressures that influence which programs are funded and those which are cancelled. Reductions in domestic or foreign defense budgets or military aircraft procurement, delays in funding, or reprioritization of government spending away from defense programs in which we participate could adversely affect our business.

Our business depends, in part, on the success of new commercial and military aircraft programs.

The success of our business will depend, in part, on the success of new commercial and military aircraft programs including the Boeing 787, Airbus A350, Airbus A380, and F-35 programs. We are currently under contract to supply components for a number of new commercial, general aviation, and military aircraft programs. Cancellation, reductions or delays of orders or contracts by our customers on any of these programs could have a material adverse effect on our business.

The competitive nature of our business results in pressure for price concessions to our customers and increased pressure to reduce our costs.

We are subject to substantial competition in all of the markets we serve, and we expect this competition to continue. As a result, we have made significant long term price concessions to our customers in the aerospace and power generation markets from time to time, and we expect customer pressure for further long term price concessions to continue. Maintenance of our market share will depend, in part, on our ability to sustain a cost structure that enables us to be cost-competitive. If we are unable to adjust our costs relative to our pricing, our profitability will suffer. Our effectiveness in managing our cost structure will be a key determinate of future profitability and competitiveness.

Our business is dependent on a number of raw materials that are subject to volatility in price and availability.

We use a number of raw materials in our products, including certain metals such as nickel, titanium, cobalt, tantalum and molybdenum, which are found in only a few parts of the world and are available from a limited number of suppliers. The availability and costs of these metals may be influenced by private or government cartels, changes in world politics, labor relations between the metal producers and their work force, unstable governments in exporting nations and inflation. These metals are required for the alloys used or manufactured in our investment castings, forged products and fasteners segments. We have escalation clauses for nickel, titanium and other metals in a number of our long-term contracts with major customers, but we are not usually able to fully offset the effects of changes in raw material costs. We also employ "price-in-effect" metal pricing in our alloy production businesses to lock-in the current cost of metal at the time of production or time of shipment. The ability of key metal suppliers to meet quality and delivery requirements can also impact our ability to meet commitments to customers. Future shortages or price fluctuations in raw materials could result in decreased sales as well as margins, or otherwise adversely affect our business. The enactment of new or increased import duties on raw materials imported by us could also increase the costs to us of obtaining the raw materials and might adversely affect our business.

Our business is affected by federal rules, regulations and orders applicable to government contractors.

A number of our products are manufactured and sold under U.S. government contracts or subcontracts. Consequently, we are directly and indirectly subject to various federal rules, regulations and orders applicable to government contractors. From time to time, we are also subject to government inquiries and investigations of our business practices due to our participation in government programs. These inquiries and investigations are costly and consuming of internal resources. Violation of applicable government rules and regulations could result in civil liability, in cancellation or suspension of existing contracts or in ineligibility for future contracts or subcontracts funded in whole or in part with federal funds, any of which could have a material adverse effect on our business.

Our business is subject to environmental regulations and related liabilities and liabilities associated with chemicals and substances in the workplace.

We are subject to various federal, state and foreign environmental laws and regulations concerning, among other things, water discharges, air emissions, hazardous material and waste management and environmental cleanup. Environmental laws and regulations continue to evolve and we may become subject to increasingly stringent environmental standards in the future, particularly under air quality and water quality laws and standards related to climate change issues, such as reporting of greenhouse gas emissions. We are required to comply with environmental laws and the terms and conditions of multiple environmental permits. Failure to comply with these laws or permits could result in fines and penalties, interruption of manufacturing operations, or the need to install pollution control equipment that could be costly. We also may be required to make additional expenditures, which could be significant, relating to environmental matters on an ongoing basis. We also own properties, or conduct or have conducted operations at properties, where hazardous materials have been used for many years, including during periods before careful management of these materials was required or generally believed to be necessary. Consequently, we will continue to be subject to environmental laws that impose liability for historical releases of hazardous substances.

Our financial statements include reserves for future costs arising from environmental issues relating to our properties and operations. Our accruals for known environmental liabilities represent our best estimate of our probable future obligations for the investigation and remediation of known contaminated sites. Our accruals include asserted and unasserted claims. The estimate of our environmental costs is based on currently available facts, present laws and regulations and current technology and take into consideration our prior experience in site investigation and remediation, the data available for each site, and the professional judgment of our environmental specialists and consultants. Although recorded liabilities include our best estimate of all probable costs, our total costs for the final settlement of each site cannot be predicted with certainty due to the variety of factors that make potential costs associated with contaminated sites inherently uncertain, such as: the nature and extent of site contamination, available remediation alternatives, the extent to which remedial actions will be required, the time period over which costs will be incurred, the number and economic viability of other responsible parties, and whether we have any opportunity of contribution from third parties, including recovery from insurance policies. In addition, sites that are in the early stages of investigation are subject to greater uncertainties than mature sites that are close to completion. Although the sites we identify vary across the spectrum, approximately half of our sites could be considered at an early stage of the investigation and remediation process. Therefore, our cost estimates and the accruals associated with those sites are subject to greater uncertainties. Environmental contingent liabilities are often resolved over a long period of time and the timing of expenditures depends on a number of factors that vary by site. We expect that we will expend present accruals over many years and that remediation of all currently known sites will be completed within 30 years. While it is possible that a significant portion of the accrued costs may be paid out over the next ten years, we anticipate that no individual site will be considered to be material. We cannot ensure that our reserves are adequate to cover the total cost of remedial measures that may eventually be required by environmental authorities with respect to known environmental matters or the cost of claims that may be asserted in the future with respect to environmental matters about which we are not yet aware. Accordingly, the costs of environmental remediation or claims may exceed the amounts reserved.

We have been named as a PRP at sites identified by the EPA and state regulatory agencies for investigation and remediation under CERCLA and similar state statutes. Under common law, as applied in the environmental remediation context, potentially responsible parties may be jointly and severally liable, and therefore we may be potentially liable to the government or third parties for the full cost of remediating contamination at our facilities or former facilities or at third-party sites where we have been designated a PRP. In estimating our current reserves for environmental matters, we have assumed that we will not bear the entire cost of remediation of every site to the exclusion of other PRPs who may be jointly and severally liable. It is also possible that we will be designated a PRP at additional sites in the future.

Like many other industrial companies in recent years, we are defendants in lawsuits alleging personal injury as a result of exposure to chemicals and substances in the workplace, including asbestos. To date, we have been dismissed from a number of these suits and have settled a number of others. The outcome of litigation such as this is difficult to predict and a judicial decision unfavorable to us could be rendered, possibly having a material adverse effect on our business.

Our business is subject to risks associated with international operations.

We purchase products from and supply products to businesses located outside of the United States. We also have significant operations located outside the United States. In fiscal 2010, approximately 18 percent of our total sales were attributable to our non-U.S. subsidiaries. A number of risks inherent in international operations could have a material adverse effect on our results of operations, including:

- currency fluctuations;

- difficulties in staffing and managing multi-national operations;
- general economic and political uncertainties and potential for social unrest in countries in which we operate;
- limitations on our ability to enforce legal rights and remedies;
- restrictions on the repatriation of funds;
- changes in trade policies;
- tariff regulations;
- difficulties in obtaining export and import licenses; and
- the risk of government financed competition.

A majority of our sales of extruded pipe for the power generation market have been exported to power generation customers in China, some of which are affiliated with the Chinese government. These sales are subject to the risks associated with international sales generally. In addition, changes in demand could result from a reduction of power plant build rates in China due to economic conditions or otherwise, or increased competition from Chinese manufacturers who have cost advantages or who may be preferred suppliers. In addition, Chinese commercial laws, regulations and interpretations applicable to non-Chinese market participants such as us are rapidly changing. These laws, regulations and interpretations could impose restrictions on our ownership or operations of our interests in China and have a material adverse effect on our business.

Any lower than expected rating of our bank debt and debt securities could adversely affect our business.

Two rating agencies, Moody's and Standard & Poor's ("S&P"), rate our debt securities. S&P upgraded our debt rating during fiscal 2008 and Moody's upgraded our debt rating during fiscal 2009. If the rating agencies were to reduce their current ratings, our interest expense may increase and the instruments governing our indebtedness could impose additional restrictions on our ability to make capital expenditures or otherwise limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate or our ability to take advantage of potential business opportunities. These modifications also could require us to meet more stringent financial ratios and tests or could require us to grant a security interest in our assets to secure the indebtedness. Our ability to comply with covenants contained in the instruments governing our existing and future indebtedness may be affected by events and circumstances beyond our control. If we breach any of these covenants, one or more events of default, including cross-defaults between multiple components of our indebtedness, could result. These events of default could permit our creditors to declare all amounts owing to be immediately due and payable, and terminate any commitments to make further extensions of credit.

Our production may be interrupted due to equipment failures or other events affecting our factories.

Our manufacturing processes depend on certain sophisticated and high-value equipment, such as some of our forging presses for which there may be only limited or no production alternatives. Unexpected failures of this equipment could result in production delays, revenue loss and significant repair costs. In addition, our factories rely on the availability of electrical power and natural gas, transportation for raw materials and finished product, and employee access to our workplace that are subject to interruption in the event of severe weather conditions or other natural or manmade events. While we maintain backup resources to the extent practicable, a severe or prolonged equipment outage or other interruptive event affecting areas where we have significant manufacturing operations may result in loss of manufacturing or shipping days which could have a material adverse effect on our business.

We could be faced with labor shortages, disruptions or stoppages if our relations with our employees were to deteriorate.

Our operations rely heavily on our skilled employees. Any labor shortage, disruption or stoppage caused by any deterioration in employee relations or difficulties in the renegotiation of labor contracts could reduce our operating margins and income. Approximately 22 percent of our employees are affiliated with unions or covered by collective bargaining agreements. Failure to negotiate a new labor agreement when required could result in a work stoppage. Although we believe that our labor relations have generally been satisfactory, it is possible that we could become subject to additional work rules imposed by agreements with labor unions, or that work stoppages or other labor disturbances could occur in the future, any of which could reduce our operating margins and income and place us at a disadvantage relative to non-union competitors.

Product liability and product warranty risks could adversely affect our operating results.

We produce many critical parts for commercial and military aircraft and for high pressure applications in power plants. Failure of our parts could give rise to substantial product liability claims. We maintain insurance addressing this risk, but there can be no assurance that the insurance coverage will be adequate or will continue to be available on terms acceptable to us. We manufacture our parts to strict contractually-established standards and tolerances using complex manufacturing processes. If we fail to meet the contractual requirements for a product we may be subject to product warranty costs and claims. These costs are generally not insured.

We could be required to make additional contributions to our defined benefit pension and postretirement benefit plans as a result of adverse changes in interest rates and pension investments.

Our estimates of liabilities and expenses for pensions and other postretirement benefits incorporate significant assumptions including the rate used to discount the future estimated liability, the long-term rate of return on plan assets and assumptions relating to the employee workforce including salary increases, medical costs, retirement age and mortality. Our results of operations, liquidity, or shareholders' equity in a particular period could be affected by a decline in the rate of return on plan assets, the rate used to discount the future estimated liabilities, or changes in employee workforce assumptions. We may have to contribute more cash to various pension plans and record higher pension-related expenses in future periods as a result of decreases in the value of investments held by these plans.

A global recession or disruption in global financial markets could adversely affect us.

A global recession or disruption in the global financial markets presents risks and uncertainties that we cannot predict. Currently, we have seen a moderate decline in demand for our products due to global economic conditions. However, our access to credit to finance our operations has not been materially limited. If conditions worsen or persist, we face risks that may include:

- declines in revenues and profitability from reduced or delayed orders by our customers;
- supply problems associated with any financial constraints faced by our suppliers;
- restrictions on our access to short-term commercial paper borrowings or other credit sources;
- reductions to our banking group or to our committed credit availability due to combinations or failures of financial institutions; and
- increases in corporate tax rates to finance government spending programs.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our manufacturing plants and administrative offices, along with certain information concerning the products and facilities are as follows:

Division	No. of Facilities	Building Space (sq. ft.)		
		Leased	Owned	Total
Executive & Corporate Offices				
Domestic	2	567	42,118	42,685
Foreign	2	3,212	—	3,212
Investment Cast Products				
Domestic	53	706,561	2,457,727	3,164,288
Foreign	5	7,200	377,037	384,237
Forged Products				
Domestic	47	427,496	6,551,472	6,978,968
Foreign	29	672,948	2,407,207	3,080,155
Fastener Products				
Domestic	31	1,086,466	1,547,140	2,633,606
Foreign	18	313,291	816,605	1,129,896
Discontinued Operations				
Domestic	6	141,942	581,000	722,942
Foreign	5	15,000	98,375	113,375
Total Company				
Domestic	139	2,363,032	11,179,457	13,542,489
Foreign	59	1,011,651	3,699,224	4,710,875
Total	198	3,374,683	14,878,681	18,253,364

We believe our principal properties include facilities suitable and adequate for our present needs for the manufacture of our products; see "Item 7. Management's Discussion and Analysis."

ITEM 3. LEGAL PROCEEDINGS

In January 2010, the Company determined that a subsidiary, Caledonian Alloys, had two facilities in North Carolina and West Virginia operating trichloroethylene vapor degreasers out of compliance with state and federal environmental laws. Both degreasers ceased operation in January 2010 and were decommissioned shortly thereafter. The Company has disclosed the non-compliance issues to state and federal regulatory authorities. On April 14, 2010, the North Carolina facility received a Notice of Violation ("NOV") from the North Carolina Department of Environment and Natural Resources indicating that the matter was being referred to enforcement. No specific penalties were identified in the NOV. We continue to investigate the matter and believe that any resulting judgment or settlement will not have a material adverse effect on our consolidated financial position, results of operations or cash flows.

For a general description of other claims relating to environmental matters, see "Item 1. Business-Environmental Compliance."

As of March 28, 2010, there were approximately 87 lawsuits pending against the Company alleging personal injury as the result of exposure to particulates, including asbestos, integrated into our premises or processes or into certain historical products. It is frequently not possible at the outset of a case to determine which of the plaintiffs actually will pursue a claim against the Company. Typically, that can only be determined through discovery after a case has been filed. Thus, in a case involving multiple plaintiffs, unless otherwise expressed in the pleadings, the Company accounts for the lawsuit as one claim against us. Provided below is a chart showing the number of new claims filed (as described above), the number of claims disposed of (settled or otherwise dismissed) and the approximate dollar amount paid by or on behalf of the Company in settlement of these claims:

Fiscal	**2010**	**2009**
New Claims Filed	**27**	34
Claims Disposed Of	**20**	32
Dollars Paid in Settlement (in millions)	**$0.3**	$1.3

The Company considers that all such claims are tort claims while noting that some claims, such as those filed in West Virginia, were historically common law "employer liability" cases and are now based on a statutory definition of requisite intent.

The particulates in question are no longer incorporated into our products and we have implemented safety protocols to reduce exposure to remaining particulates in the workplace. Based on the information available to us at the date of filing of this report, we believe, based on our review of the facts and law, that the potential exposure from the resolution of any or all of these matters will not have a material adverse effect on our consolidated financial position, results of operations, cash flows or business.

Various claims and lawsuits arising during the normal course of business are pending against us. In the opinion of management, the outcome of these lawsuits will not have a material adverse effect on our consolidated financial position, results of operations, cash flows or business.

ITEM 4. RESERVED

ITEM 4A. EXECUTIVE OFFICERS OF THE REGISTRANT [(a)]

Name	Officer Since	Age	Position Held With the Registrant
Mark Donegan	[(b)] 1992	53	Chairman and Chief Executive Officer
Shawn R. Hagel	[(c)] 1997	44	Senior Vice President and Chief Financial Officer and Assistant Secretary
Kenneth D. Buck	[(d)] 2005	50	Executive Vice President and President-Forged Products
Steven G. Hackett	[(e)] 2004	52	Executive Vice President and President-Investment Cast Products
Kevin M. Stein	[(f)] 2009	44	Executive Vice President and President-Fastener Products
Roger A. Cooke	[(g)] 2000	62	Senior Vice President and General Counsel and Secretary
John W. Ericksen	[(h)] 2006	48	Senior Vice President-Corporate Training and Organizational Development
Ross M. Lienhart	[(i)] 2004	57	Senior Vice President and President-Structurals Casting Operations
Joseph I. Snowden	[(j)] 2006	53	Senior Vice President and President-Special Metals Corporation
Roger P. Becker	[(k)] 2008	56	Vice President-Corporate Taxes and Assistant Secretary
Steven C. Blackmore	[(l)] 2008	48	Vice President and Treasurer and Assistant Secretary
Mark E. Ellis	[(m)] 2009	50	Vice President-Internal Audit
Byron J. Gaddis	[(n)] 2000	53	Vice President and Chief Information Officer
Russell S. Pattee	[(o)] 2008	46	Vice President and Corporate Controller and Assistant Secretary
Kirk G. Pulley	[(p)] 2004	41	Vice President-Strategic Planning and Corporate Development

(a) *The above information is reported as of May 1, 2010. The officers serve for a term of one year and until their successors are elected. Unless otherwise indicated, all positions have been held for the last five years.*

(b) *Elected Chairman in 2003 and Chief Executive Officer in 2002. Previously was elected Executive Vice President in 1992. Named President-Wyman-Gordon in 1999. Previously served as President-PCC Structurals.*

(c) *Elected Senior Vice President and Chief Financial Officer and Assistant Secretary in 2008. Previously was elected Vice President and Corporate Controller in 2000.*

(d) *Elected Executive Vice President and President-Forged Products in 2010. Previously was elected Executive Vice President and President-PCC Airfoils and Wyman-Gordon in 2008 and Senior Vice President and President-PCC Airfoils in 2005.*

(e) *Elected Executive Vice President and President-Investment Cast Products in 2010. Previously was elected Executive Vice President and President-Fastener Products Division in 2007. Previously, he was Vice President in charge of PCC Structurals' small structural business operations.*

(f) *Elected Executive Vice President and President-Fastener Products Division in 2009. Prior to joining PCC, he was a Division President for Cooper Industries and General Manager for Tyco Electronics.*

(g) *Elected Senior Vice President and General Counsel and Secretary in 2008. Previously was elected Vice President-Regulatory and Legal Affairs and Secretary in 2000.*

(h) *Elected Senior Vice President-Corporate Training and Organizational Development in 2008. Previously served as Senior Vice President-Small Structurals Casting Operations, Vice President-Corporate Organizational Development, and President-Wyman-Gordon Forgings East.*

(i) *Elected Senior Vice President and President-Structurals Casting Operations in 2008. Previously elected Senior Vice President and President-Large Structurals Casting Operations in 2006.*

(j) *Elected Senior Vice President and President-Special Metals Corporation in 2006. Previously served as President of Specialty Material and Alloys Group.*

(k) *Elected Vice President-Corporate Taxes and Assistant Secretary in 2008. Prior to joining PCC, he served as Vice President Taxes for Smurfit-Stone Container Corporation.*

(l) *Elected Vice President and Treasurer and Assistant Secretary in 2008. Previously served as Assistant Treasurer.*

(m) *Elected Vice President-Internal Audit in 2009. Prior to joining PCC, he was Senior Director, Internal Audit Services for Anheuser-Busch Companies.*

(n) *Elected Vice President and Chief Information Officer in 2000.*

(o) *Elected Vice President and Corporate Controller and Assistant Secretary in 2008. Prior to joining PCC, he served as Vice President-Corporate Controller and Treasurer for Merix Corporation and Corporate Controller for Louisiana- Pacific Corporation.*

(p) *Elected Vice President-Strategic Planning and Corporate Development in 2004. Prior to joining PCC, he was a Vice President in investment banking with Goldman Sachs & Co.*

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

As of March 28, 2010, there were 6,298 shareholders of record of our common stock. Our common stock is listed on the New York Stock Exchange under the symbol PCP. It is also traded on the Chicago Stock Exchange, the Pacific Stock Exchange and the Philadelphia Stock Exchange. For information concerning the quarterly high and low sales prices of PCC common stock and dividend data, refer to the Quarterly Financial Information table in Item 8, Financial Statements and Supplementary Data. We expect to continue to pay quarterly cash dividends, subject to our earnings, financial condition and other factors.

Return to Shareholders Performance Graph

The following line graph provides a comparison of the annual percentage change in the Company's cumulative total shareholder return on its common stock to the cumulative total return of the S&P 500 Index and the S&P 500 Aerospace and Defense Index. The comparison assumes that $100 was invested on March 31, 2005 in PCC common stock and in each of the foregoing indices and, in each case, assumes the reinvestment of dividends. In addition, information has been adjusted to reflect the two-for-one stock split effective in September 2005.


Comparison of Cumulative Five Year Total Return
$500
$400
$300
$200
$100
$0
Precision Castparts Corporation
S&P 500 Index
S&P 500 Aerospace & Defense Index
2005
2006
2007
2008
2009
2010

MEASUREMENT PERIOD
(by fiscal year)

	2005	2006	2007	2008	2009	2010
S&P 500	100.0	112.46	125.76	118.70	75.57	110.40
S&P 500 Aerospace & Defense	100.0	123.14	142.91	149.67	90.70	149.11
Precision Castparts Corp.	100.0	156.65	274.86	267.98	167.18	328.35

ITEM 6. SELECTED FINANCIAL DATA

Five-Year Summary of Selected Financial Data [1]

(Unaudited)
(In millions, except employee, shareholder and per share data)

Fiscal	2010	2009	2008	2007	2006
Net sales	**$5,486.6**	$6,801.2	$6,718.6	$5,190.0	$3,353.9
Net income	**$ 922.6**	$1,044.8	$ 988.5	$ 634.5	$ 352.2
Net income attributable to PCC shareholders:					
Continuing operations	**$ 924.3**	$1,036.1	$ 956.1	$ 600.8	$ 338.2
Net income attributable to PCC shareholders	**$ 921.8**	$1,044.5	$ 987.3	$ 633.1	$ 350.6
Return on sales from continuing operations	**16.8%**	15.2%	14.2%	11.6%	10.1%
Return on beginning shareholders' equity from continuing operations	**19.0%**	25.6%	33.7%	27.8%	18.8%
Net income per common share attributable to PCC (basic):					
Continuing operations	**$ 6.57**	$ 7.43	$ 6.92	$ 4.42	$ 2.54
Net income	**$ 6.55**	$ 7.49	$ 7.15	$ 4.66	$ 2.63
Net income per common share attributable to PCC (diluted):					
Continuing operations	**$ 6.50**	$ 7.37	$ 6.82	$ 4.35	$ 2.49
Net income	**$ 6.49**	$ 7.43	$ 7.04	$ 4.59	$ 2.58
Weighted average shares of common stock outstanding					
Basic	**140.7**	139.4	138.1	136.0	133.3
Diluted	**142.1**	140.6	140.2	138.0	135.7
Cash dividends declared per common share [2]	**$ 0.12**	$ 0.12	$ 0.12	$ 0.12	$ 0.105
Working capital	**$1,628.3**	$1,723.9	$1,167.5	$ 378.7	$ 465.3
Total assets	**$7,660.7**	$6,721.4	$6,050.1	$5,258.7	$3,747.8
Total debt	**$ 250.0**	$ 305.3	$ 353.1	$ 870.2	$ 673.1
Total equity	**$5,891.7**	$4,863.1	$4,049.0	$2,839.5	$2,162.5
Total debt as a percent of total debt and equity	**4.1%**	5.9%	8.0%	23.5%	23.7%
Book value per share	**$ 41.52**	$ 34.76	$ 29.13	$ 20.70	$ 16.01
Capital expenditures [3]	**$ 169.5**	$ 205.7	$ 227.4	$ 223.1	$ 99.4
Number of employees [4]	**18,064**	20,611	21,558	20,026	16,040
Number of shareholders of record	**6,298**	5,910	7,617	7,075	6,564

(1) All share and per share information has been restated to reflect the 2-for-1 stock split effective September 2005

(2) Cash dividends declared per common share were $0.015 for the first quarter of fiscal 2006 and $0.03 for the remaining three quarters

(3) Includes capital expenditures of discontinued operations

(4) Includes employees of discontinued operations

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(in millions, except per share data)

Business overview

Our businesses aggressively focused on opportunities in a very challenging environment in fiscal 2010, improving year over year segment operating margins despite facing destocking from aerospace, European industrial gas turbine ("IGT") and Chinese pipe customers, and lower average metal selling prices. These results were principally driven by a continued focus on cost reduction and operational improvements across all of our segments. Also, during the year, we successfully acquired a strategically important business within the Forged Products segment and acquired a minority interest in a Chinese pipe business.

On September 30, 2009, we completed the acquisition of Carlton Forge Works and a related entity ("Carlton") for approximately $847 million in cash, comprised of approximately $502 million of cash on hand (reduced $3 million due to working capital adjustments) and the proceeds of approximately $345 million of commercial paper debt issuance. Carlton, a leading manufacturer of seamless rolled rings for critical aerospace applications, offers nickel, titanium, and steel rolled rings across the widest range of product sizes in the industry. Carlton broadens our forging capabilities and enables us to provide a full range of forged products to our aerospace engine customers. The Carlton acquisition is an asset purchase for tax purposes and operates as part of our Forged Products segment.

On January 15, 2010, we acquired a 49% equity interest in Yangzhou Chengde Steel Tube Co., Ltd ("Chengde") for approximately $351 million in cash, comprised of approximately $111 million of cash on hand and the proceeds of approximately $240 million of commercial paper debt issuance. Chengde is a leading manufacturer of seamless, extruded pipe for boiler applications in coal-fired power plants, as well as pipe and tubing for other energy-related applications, such as compressed natural gas. The company operates from one facility with a manufacturing footprint of nearly 6 million square feet, in the Jiangsu Province of China. Chengde has built a leading position in the Chinese boiler pipe market and has begun to make inroads into export markets.

Also, during the year, we continued to upgrade manufacturing equipment and increase operational productivity with the completion or initiation of various large-scale cost reduction projects, primarily within the Forged Products segment. We expect fiscal 2011 capital expenditures will be approximately equal to fiscal 2010 spending levels, with the most significant equipment upgrade and cost reduction projects planned within the Forged Products and Investment Cast Products segments.

We fully understand the challenges ahead of us through the first half of fiscal 2011. Our Chinese pipe customers are making adjustments to their inventories as they transition to building larger, more eco-friendly coal-fired plants that will result in two full quarters of reduced seamless pipe shipments within our Forged products segment and our recently acquired Chinese pipe business. The second quarter will also have its seasonal challenges of scheduled forge shutdowns for maintenance and extended holidays in our European operations. Looking ahead, we anticipate a strong second half of fiscal 2011. Operations across all of our segments have established new cost structures that are poised to achieve solid results as the anticipated volume begins to return in the second half of fiscal 2011. We expect to see a realignment of component orders and aircraft build rates and initial 787 orders as production ramps up. IGT schedules should stabilize and we believe we will continue to gain market share and expand our customer base. We expect seamless pipe shipments will recover as Chinese inventory is depleted. We will manage the expected upturn as we did the downturn, with continued attention to daily results and focus on optimum performance.

	Fiscal Year			% Increase/(Decrease)	
	2010	**2009**	**2008**	**2010 vs. 2009**	**2009 vs. 2008**
Net sales	**$5,486.6**	$6,801.2	$6,718.6	(19)%	1%
Cost of goods sold	**3,693.4**	4,818.6	4,873.4	(23)%	(1)%
Selling and administrative expenses	**370.8**	386.4	349.3	(4)%	11%
Restructuring and asset impairment	**—**	11.3	6.1	(100)%	85%
Interest expense, net	**13.1**	10.4	42.3	26%	(75)%
Income before income tax and equity in earnings of unconsolidated affiliates	**1,409.3**	1,574.5	1,447.5	(11)%	9%
Income tax expense	**485.6**	538.1	490.2	(10)%	10%
Equity in earnings of unconsolidated affiliates	**1.4**	—	—	100%	0%
Net income from continuing operations	**925.1**	1,036.4	957.3	(11)%	8%
Net (loss) income from discontinued operations	**(2.5)**	8.4	31.2	(130)%	(73)%
Net income	**922.6**	1,044.8	988.5	(12)%	6%
Less: Net income attributable to noncontrolling interest	**(0.8)**	(0.3)	(1.2)	167%	(75)%
Net income attributable to Precision Castparts Corp. ("PCC")	**$ 921.8**	$1,044.5	$ 987.3	(12)%	6%
Net income per common share attributable to PCC shareholders (basic):					
Net income per share from continuing operations	**$ 6.57**	$ 7.43	$ 6.92	(12)%	7%
Net (loss) income per share from discontinued operations	**(0.02)**	0.06	0.23	(133)%	(74)%
Net income per share (basic)	**$ 6.55**	$ 7.49	$ 7.15	(13)%	5%
Net income per common share attributable to PCC shareholders (diluted):					
Net income per share from continuing operations	**$ 6.50**	$ 7.37	$ 6.82	(12)%	8%
Net (loss) income per share from discontinued operations	**(0.01)**	0.06	0.22	(117)%	(73)%
Net income per share (diluted)	**$ 6.49**	$ 7.43	$ 7.04	(13)%	6%

	Fiscal Year			% Increase/(Decrease)	
Sales by Market	**2010**	**2009**	**2008**	**2010 vs. 2009**	**2009 vs. 2008**
Aerospace	**$2,991.4**	$3,606.7	$3,762.6	(17)%	(4)%
% of total	***54%***	*53%*	*56%*		
Power	**1,454.6**	1,703.2	1,644.8	(15)%	4%
% of total	***27%***	*25%*	*24%*		
General Industrial & Other	**1,040.6**	1,491.3	1,311.2	(30)%	14%
% of total	***19%***	*22%*	*20%*		
Total Sales	**$5,486.6**	$6,801.2	$6,718.6	(19)%	1%
% of total	***100%***	*100%*	*100%*		

Average market price of key metals (per pound)	Fiscal Year			Increase/(Decrease)			
	2010	**2009**	**2008**	**2010 vs. 2009**		**2009 vs. 2008**	
				$	**%**	**$**	**%**
Nickel *London Metals Exchange* [(1)]	**$ 7.72**	$ 7.61	$15.27	$ 0.11	1%	$(7.66)	(50)%
Titanium *Ti 6-4 bulk, Metalprices.com*	**$ 1.66**	$ 2.64	$ 6.73	$ (0.98)	(37)%	$(4.09)	(61)%
Cobalt *Metal Bulletin COFM.8 Index* [(1)]	**$18.89**	$31.04	$34.36	$(12.15)	(39)%	$(3.32)	(10)%

(1) Source: Bloomberg

Fiscal 2010 compared with fiscal 2009

Total sales for fiscal 2010 were $5,486.6 million, a decrease of $1,314.6 million, or 19 percent, from fiscal 2009 sales of $6,801.2 million. Total aerospace sales decreased 17 percent over fiscal 2009 levels, and increased from 53 percent of total sales in fiscal 2009 to 54 percent of total sales in fiscal 2010. Power generation sales decreased 15 percent over fiscal 2009 levels, and increased from 25 percent of total sales in fiscal 2009 to 27 percent of total sales in fiscal 2010. Sales to the general industrial and other markets decreased 30 percent over the prior year, and decreased from 22 percent of total sales in fiscal 2009 to 19 percent of total sales in fiscal 2010. The decrease in sales was driven by reduced demand from destocking aerospace, European IGT and Chinese pipe customers, weakness in the general industrial and power markets, and lower average metal selling prices. Excluding the impacts of currency, metal prices, and the acquisition of Carlton, aerospace volume decreased approximately $525 million, or 17%, general industrial and other markets decreased approximately $244 million, or 20%, and power markets decreased approximately $155 million, or 11% compared to the same period last year. Lower nickel alloy selling prices from the Forged segment's three primary mills negatively impacted sales by approximately $170 million compared to the prior year. Contractual material pass-through pricing, which reflects the impact of escalation formulas included in certain long-term agreements, also declined, increasing sales by approximately $288.5 million in fiscal 2010 versus approximately $419.5 million in fiscal 2009, a decrease of $131.0 million. Contractual material pass-through pricing adjustments are calculated based on market prices such as those shown in the above table in trailing periods from one to twelve months. In addition, our foreign operations reported approximately $41 million in reduced U.S. dollar equivalent sales year-over-year due to the increase in the value of the U.S. dollar relative to international currencies, primarily the British pound. The remaining decrease is primarily attributable to lower average metal selling prices at our businesses that employ price-in-effect metal pricing, and various other factors. These decreases were partially offset by approximately $135 million of sales from Carlton, which was acquired in the third quarter of this year.

With regard to growth in the commercial aircraft industry, based on data from the Airline Monitor as of January 2010, Boeing and Airbus aircraft deliveries increased moderately from calendar year 2008 to 2009, largely due to the Boeing strike in 2008. The Airline Monitor expects Boeing and Airbus aircraft deliveries to be relatively flat in calendar year 2010 as compared to 2009. Due to manufacturing lead times, our production volumes are generally 6 to 9 months ahead of aircraft deliveries and therefore, based on build rates, should also have been relatively flat. However, our sales have been negatively impacted by a discrepancy between order rates and engine builds, which we believe has been due to inventory destocking in the supply chain. We expect our aerospace sales to increase in fiscal 2011 as a result of the industry's higher projected 787 deliveries in calendar year 2011.

Cost of goods sold was $3,693.4 million, or 67 percent of sales, in fiscal 2010 as compared to $4,818.6 million, or 71 percent of sales, in fiscal 2009. The improvement in the year-over-year percentage reflects increased productivity and improved material utilization compared to fiscal 2009. Contractual material pass-through pricing diluted gross margin by 1.8 percentage points in fiscal 2010 compared to 1.9 percentage points last year.

Selling and administrative expenses were $370.8 million, or 7 percent of sales, in fiscal 2010 compared to $386.4 million, or 6 percent of sales, in fiscal 2009. The higher year-over-year percentage was primarily due to higher expense related to our deferred compensation plan as compared to the prior year and the fixed nature of selling and administrative expenses coupled with a decrease in sales.

Net income from continuing operations (attributable to PCC) for fiscal 2010 was $924.3 million, or $6.50 per share (diluted). By comparison, net income from continuing operations (attributable to PCC) for fiscal 2009 was $1,036.1 million, or $7.37 per share (diluted), which included restructuring charges totaling $0.05 per share (diluted). Fiscal 2010 net income (including discontinued operations) was $921.8 million, or $6.49 per share (diluted), compared with net income of $1,044.5 million, or $7.43 per share (diluted) in fiscal 2009. Fiscal 2010 net income includes a loss of $2.5 million, or $0.01 per share (diluted), from discontinued operations, compared to income of $8.4 million, or $0.06 per share (diluted), in the prior year.

Fiscal 2009 compared with fiscal 2008

Total sales for fiscal 2009 were $6,801.2 million, an increase of $82.6 million, or 1 percent, from fiscal 2008 sales of $6,718.6 million. Total aerospace sales decreased 4 percent over fiscal 2008 levels, and decreased from 56 percent of total sales in fiscal 2008 to 53 percent of total sales in fiscal 2009. Power generation sales increased 4 percent over fiscal 2008 levels, and increased from 24 percent of total sales in fiscal 2008 to 25 percent of total sales in fiscal 2009. Sales to the general industrial and other markets increased 14 percent over the prior year, and increased from 20 percent of total sales in fiscal 2008 to 22 percent of total sales in fiscal 2009. The increase in sales was driven by the addition of approximately $65 million in sales from Airdrome, Fatigue and Hackney Ladish, which were acquired in the third quarter of fiscal 2009, and from steady improvement in IGT, extruded pipe and aerospace fasteners sales. This was partially offset by the impacts of the Boeing strike, which negatively impacted sales by approximately $184 million in fiscal 2009, and lower nickel alloy selling prices and increased internal sales at our Special Metals businesses, which negatively impacted sales by approximately $179 million and $59 million, respectively. Contractual material pass-through pricing also declined, increasing sales by approximately $419.5 million in fiscal 2009 versus approximately $460.9 million in fiscal 2008. Contractual material pass-through pricing adjustments are calculated based on market prices such as those shown in the above table in trailing periods from one to twelve months. In addition, our foreign operations reported approximately $152.9 million in reduced U.S. dollar equivalent sales year-over-year due to the strong increase in the value of the U.S. dollar relative to international currencies, primarily the British pound, the Euro, Brazilian real and Australian dollar. With regard to the commercial aircraft industry, aircraft deliveries decreased 3.4 percent in calendar year 2008, and Boeing and Airbus deliveries combined increased moderately from calendar year 2008 to 2009. Due to manufacturing lead times, our production volumes are approximately 6 to 9 months ahead of aircraft deliveries.

Cost of goods sold was $4,818.6 million, or 71 percent of sales, in fiscal 2009 as compared to $4,873.4 million, or 73 percent of sales, in fiscal 2008. The improvement in the year-over-year percentage reflects increased productivity and improved material utilization compared to fiscal 2008. Contractual material pass-through pricing diluted gross margin by 1.9 percentage points in fiscal 2009 compared to 2.0 percentage points in fiscal 2008.

Selling and administrative expenses were $386.4 million, or 6 percent of sales, in fiscal 2009 compared to $349.3 million, or 5 percent of sales, in fiscal 2008. The higher year-over-year percentage was primarily due to increased stock-based compensation expense and the inclusion of three acquisitions in the third quarter of fiscal 2009 and a full year of Caledonian operations, partially offset by lower expense related to our deferred compensation plan compared to fiscal 2008.

Net income from continuing operations (attributable to PCC) for fiscal 2009 was $1,036.1 million, or $7.37 per share (diluted), which included restructuring charges totaling $0.05 per share (diluted). By comparison, net income from continuing operations (attributable to PCC) for fiscal 2008 was $956.1 million, or $6.82 per share (diluted), which also included restructuring charges totaling $0.03 per share (diluted). Fiscal 2009 net income (including discontinued operations) was $1,044.5 million, or $7.43 per share (diluted), compared with net income of $987.3 million, or $7.04 per share (diluted) in fiscal 2008. Fiscal 2009 net income includes income of $8.4 million, or $0.06 per share (diluted), from discontinued operations, compared to income of $31.2 million, or $0.22 per share (diluted), in fiscal 2008.

Acquisitions

On January 15, 2010, we acquired a 49% equity interest in Yangzhou Chengde Steel Tube Co., Ltd ("Chengde") for approximately $351 million in cash, comprised of approximately $111 million of cash on hand and the proceeds of approximately $240 million of commercial paper debt issuance. This investment is accounted for under the equity method as we have significant influence over, but not control of, the major operating and financial policies of Chengde. The carrying value of this investment as of March 28, 2010 was $356.3 million and was included in investment in unconsolidated affiliates in our consolidated balance sheet. The carrying value of our investment in Chengde exceeded the amount of underlying equity in net assets of Chengde by approximately $170 million as of the date we acquired Chengde. This difference arose through the valuation process that was applied to the assets acquired. Chengde is a leading manufacturer of seamless, extruded pipe for boiler applications in coal-fired power plants, as well as pipe and tubing for other energy-related applications, such as compressed natural gas. The company operates from one facility with a manufacturing footprint of nearly 6 million square feet, in the Jiangsu Province of China. Chengde has built a leading position in the Chinese boiler pipe market and has begun to make inroads into export markets.

In addition, the following business acquisitions were accounted for under the acquisition method of accounting and, accordingly, the results of operations have been included in the Consolidated Statements of Income since the acquisition dates.

Fiscal 2010

On September 30, 2009, we completed the acquisition of Carlton Forge Works and a related entity ("Carlton") for approximately $847 million in cash, comprised of approximately $502 million of cash on hand (reduced $3 million due to working capital adjustments) and the proceeds of approximately $345 million of commercial paper debt issuance. Carlton, a leading manufacturer of seamless rolled rings for critical aerospace applications, offers nickel, titanium, and steel rolled rings across the widest range of product sizes in the industry. Carlton broadens our forging capabilities and enables us to provide a full range of forged products to our aerospace engine customers. The Carlton acquisition is an asset purchase for tax purposes and operates as part of our Forged Products segment. This transaction resulted in $400.1 million of goodwill (which is deductible for tax purposes) and $336.7 million of other intangible assets, including tradenames with indefinite lives valued at $89.1 million, customer relationships with indefinite lives valued at $204.8 million, customer relationships with finite lives valued at $3.7 million, backlog valued at $10.2 million and revenue sharing agreements valued at $28.9 million. We also recorded a long-term liability related to the fair value of a pre-existing revenue sharing agreement valued at $92.0 million. The impact of this acquisition was not material to our consolidated results of operations; consequently, pro forma information has not been included.

Fiscal 2009

In the third quarter of fiscal 2009, we acquired three entities for a total cost of approximately $469.4 million, which was primarily paid in cash. These transactions resulted in $320.2 million of goodwill (of which $217.1 million is deductible for tax purposes) and $59.9 million of other intangible assets, including tradenames with indefinite lives valued at approximately $34.7 million. The impact of these acquisitions was not material to our consolidated results of operations; consequently, pro forma information has not been included. The following is a description of the three acquisitions.

On December 4, 2008, we acquired Hackney Ladish Holding Corp. ("Hackney Ladish"), a leading producer of forged pipe fittings for critical energy infrastructure and related applications. With more than 80 years of experience manufacturing pipe fittings, Hackney Ladish offers the widest range of product types and sizes in the industry. Fittings are used in piping systems throughout the energy value chain, from drilling through processing and storage. Hackney Ladish's products connect pipe, change the direction of flow, increase or reduce pipe sizes, join or separate flow, or cap pipe ends. This acquisition extends our reach into oil and gas markets and provides profitable growth opportunities for our seamless pipe and nickel-alloy tubing operations. Hackney Ladish operates manufacturing facilities in Russellville, Arkansas and Enid, Oklahoma. The Hackney Ladish acquisition is a stock purchase for tax purposes and operates as part of the Forged Products segment.

On November 21, 2008, we acquired Fatigue Technology, Inc. ("FTI"), headquartered in Seattle, Washington. FTI pioneered the cold expansion process in 1969 and is the technology leader in fatigue life extension for both metal and composite airframe fastener holes. FTI has taken this foundation of creating a residual stress field around a cold-worked hole to develop innovative solutions that significantly reduce manufacturing and maintenance flow-time and costs. The resulting components are easier and faster to install, and the methods of aircraft assembly are enhanced. This acquisition continues our strategy of expanding into additional critical aerospace fastener products, thus offering our customers a wider selection of fasteners to meet all of their requirements. The FTI acquisition is an asset purchase for tax purposes and operates as part of the Fastener Products segment.

On September 30, 2008, we acquired Airdrome Holdings, LLC ("Airdrome"), which consists of Airdrome Precision Components ("APC") and AF Aerospace Ltd. ("AFA"). APC, located in Long Beach, California, is a leading supplier of hydraulic and pneumatic fluid fittings primarily for airframe applications. AFA, located in Rugby, England, manufactures a variety of machined components for aerospace applications, including fittings and other fluid conveyance products, ultra-high tensile bolts, and machined details. Fluid fittings, manufactured in nickel, titanium, and stainless steel alloys, are the critical connectors for hoses transporting fuel, hydraulic fluid, and pneumatic pressure throughout an aircraft. This acquisition also fits our strategy of enhancing our critical aerospace fastener family of products to serve our customers better. The Airdrome acquisition is an asset purchase for tax purposes and operates as part of the Fastener Products segment.

Fiscal 2008

On July 5, 2007, we acquired Caledonian Alloys Group Limited ("Caledonian") for approximately $208.1 million in cash, of which $165.1 million was paid at close, and $21.2 million ($21.5 million based on acquisition date exchange rate) was paid in the second quarter of fiscal 2009. We paid one additional contingent payment of approximately $17.3 million ($21.5 million based on acquisition date exchange rate) in the second quarter of fiscal 2010. Caledonian is a market leader in providing nickel superalloy and titanium revert management solutions for the aerospace and industrial gas turbine ("IGT") industries. Revert includes metal chips, casting gates, bar ends, forging flash, and other byproducts from casting, forging, and fastener manufacturing processes that can be re-melted and reused. The acquisition of Caledonian provides us with the infrastructure and capabilities needed to create a closed loop system for the retention and reuse of internally-generated revert. In addition, Caledonian provides access to new sources of material outside the Company and helps determine optimal utilization of revert streams throughout our melting operations worldwide. Headquartered in Livingston, Scotland, Caledonian operated nine revert processing facilities in six countries as of the date of acquisition. The Caledonian acquisition is a stock purchase for tax purposes and operates as part of the Forged Products segment. This transaction resulted in $149.3 million of goodwill (which is not deductible for tax purposes) and other intangibles.

On April 3, 2007, we acquired McWilliams, a privately-held company in Rockaway, New Jersey, for $91.4 million in cash. Founded in 1880, McWilliams is a leading manufacturer of titanium, nickel and steel forgings, primarily for commercial and military aerospace applications. McWilliams operates both hammer and screw presses for open and closed die forging at its New Jersey facility. The McWilliams acquisition is an asset purchase for tax purposes and operates as part of the Forged Products segment.

Discontinued operations

Our financial statements were impacted by activities relating to the planned or completed divestiture of certain of our businesses. These businesses have been accounted for under discontinued operations guidance. Accordingly, any operating results of these businesses are presented in our Consolidated Statements of Income as discontinued operations, net of income tax, and all prior periods have been reclassified.

Fiscal 2010

In the fourth quarter of fiscal 2010, we decided to dispose of a small non-core business in the Fasteners Products segment and reclassified it to discontinued operations.

In the third quarter of fiscal 2010, we decided to divest a small non-core business in the Investment Cast Products segment and reclassified it to discontinued operations. The sale of the business was completed in the fourth quarter of fiscal 2010. The transaction resulted in a gain of approximately $11.4 million (net of tax) in fiscal 2010.

Fiscal 2009

In the third quarter of fiscal 2009, we decided to dispose of two automotive fastener operations. The decision to discontinue these automotive fastener operations resulted from their non-core nature coupled with further erosion in the automotive market. These operations have been reclassified from the Fasteners Products segment to discontinued operations in the third quarter of fiscal 2009. We recognized an impairment loss of approximately $8.7 million (net of tax) in the second quarter of fiscal 2010 related to these automotive fastener businesses held for sale due to continued erosion in the automotive market.

In the first quarter of fiscal 2009, we sold the stock of several small entities, a group of foreign operations held for sale and previously recorded as discontinued from our former Flow Technologies pumps and valves business. The transaction resulted in a net gain of approximately $3.0 million in fiscal 2009.

Fiscal 2008

In the fourth quarter of fiscal 2008, we entered into an agreement to sell a fastener business headquartered in Shannon, Ireland. The sale was completed in the second quarter of fiscal 2009, resulting in a gain of approximately $3.5 million. This fastener business was reclassified from the Fastener Products segment to discontinued operations.

Also in the fourth quarter, we decided to sell an alloy manufacturing business located in the Czech Republic. This business primarily supplied steel ingots to Wyman-Gordon's Grafton, Massachusetts operation. This alloy manufacturing business was reclassified from the Forged Products segment to discontinued operations and continues to be marketed.

In January 2008, we completed the sale of a business located in France that produced alloys for approximately $11.2 million. This business was held for sale since the first quarter of fiscal 2007. The sale of the business generated a tax-effected gain of $4.6 million, or $0.03 per share (diluted) in the fourth quarter of fiscal 2008.

In January 2008, we completed the sale of a specialty wire business for $30.2 million. This business was acquired in the first quarter of fiscal 2007, and was reclassified from the Forged Products segment to discontinued operations during the third quarter of fiscal 2008. The sale of the business generated a tax-effected gain of $16.3 million, or $0.12 per share (diluted), of which $4.0 million, or $0.03 per share (diluted), was recognized in the third quarter of fiscal 2008.

Restructuring, asset impairment and other non-recurring charges

We regularly assess our cost structure to ensure that operations are properly sized for prevailing market conditions, taking into consideration current and forecasted conditions in markets we serve. During fiscal 2010, we did not incur any restructuring or impairment charges. The following restructuring and asset impairment charges were recorded in fiscal 2009 and 2008.

Fiscal 2009

In the third quarter of fiscal 2009, we incurred restructuring and impairment charges of $11.3 million pursuant to plans to downsize operations across all segments. We had been gearing up for aerospace growth into fiscal 2010, whereas demand decreased, particularly in the casting and forging aerospace markets. The charges consisted of $9.0 million for employee severance expenses and $2.3 million for impairments and relocation expenses associated with long lived assets. These restructuring plans provided for terminations of approximately 980 employees in the third and fourth quarters of fiscal 2009 and first quarter of fiscal 2010. The restructuring and impairment charges recorded by the Investment Cast Products segment, Forged Products segment and Fastener Products segment were $5.2 million, $3.7 million and $2.4 million, respectively, during fiscal 2009. As of March 28, 2010 and March 29, 2009, $0 and $2.1 million, respectively, remained in accrued liabilities related to the restructuring plans. The tax-effected impact of these charges was $7.5 million, or $0.05 per share (diluted).

Fiscal 2008

During the fourth quarter of fiscal 2008, the Investment Cast Products segment recorded restructuring charges of $6.1 million, primarily for shut down costs associated with an underutilized machining operation located in the United Kingdom. The tax-effected impact of these charges was $4.3 million, or $0.03 per share (diluted).

Impacts of the Global Economic Recession and Program Delays

Economic events created recessionary economic conditions around the world in many industries in fiscal 2009 and 2010. Although many countries and industries are recovering, weakness persists in many areas. While we are not immune to impacts of the global recession, we believe our strong financial position enables us to take advantage of opportunities in our markets served, continue to make operational improvements in our businesses and benefit from the economic recovery.

During the 2010 fiscal year, approximately 54 percent of our sales were to customers in the global aerospace markets. Until the recession occurred and aerospace program delays were announced, customer schedules indicated that the aerospace production rates would continue to experience growth throughout fiscal 2010 and possibly beyond, particularly due to anticipated build rates of major new aerospace programs such as the Boeing 787 and Airbus A380, each of which contains significant per-ship-set revenue for PCC. Aircraft manufacturer schedules now indicate that aerospace production rates will remain relatively flat for the first half of fiscal 2011 as compared with fiscal 2010 levels, but we expect to see a realignment of component build rates and aircraft production schedules as destocking ends in the supply chain and as Boeing 787 and Airbus A380 production starts to ramp up in the second half of fiscal 2011. Our most significant customers in the aerospace industry are primarily large, well-financed businesses that we believe have the ability to weather the economic downturn. Therefore, while there is significant uncertainty as to the direction of the economy in future periods, we have not experienced, and do not anticipate significant collection issues with our accounts receivable or marketability of our in-process inventories. However, our customers depend on demand from their end-use customers, as well as the end-use customers' financial viability, of which we are unable to make an assessment. We must rely on the forecasted information provided from time to time by our customers as guidance with regard to the impacts from the current and future economic environment.

During fiscal 2010, approximately 27 percent of our sales were to customers in the global power markets, which include our IGT business as well as sales of our seamless extruded pipe. Demand in our OEM IGT markets has softened and during the latter half of fiscal 2010, we experienced the beginning of destocking by our European customers. During our fiscal 2010 fourth quarter, seamless pipe sales declined due to a change in Chinese customers' ordering patterns as they started to work through current inventory and transition to building larger, more eco-friendly coal-fired plants. Our most significant customers in the power markets are primarily large, well-financed businesses that we believe should have the ability to weather the economic downturn or are customers for which sales are backed by letters of credit on which we believe there is little risk of default. Therefore, we have not experienced and do not anticipate significant collection issues with our accounts receivable or marketability of our in-process inventories. However, our customers depend on demand from their end-use customers, as well as the end-use customers' financial viability, of which we are unable to make an assessment. We must rely on the forecasted information provided from time to time by our customers as guidance with regard to the impacts from the current and future economic environment.

The remaining 19 percent of our sales in fiscal 2010 were into general industrial markets. It is difficult to summarize the opportunities and challenges in these markets, because the circumstances vary widely from one individual market to another. We have taken, and will continue to take, precautionary measures with customers in these markets to limit our exposure, to the extent possible, to potential bankruptcies and other financial issues experienced by these customers. These measures include shortening cash collection terms, regular updating of credit profiles, discontinuance of further business with customers not paying in a timely manner and the requirement of cash in advance of shipments, among others. Due to the diversity of markets and customer profiles in these businesses and the precautionary steps referred to previously, we have not experienced and do not anticipate severe impacts on our business or significant exposure to credit losses in these markets. However, it is possible that we may experience unanticipated unfavorable impacts.

We follow an investment philosophy of diversified investing and risk mitigation when managing our pension plans. The investments in our pension plans totaled approximately $1.5 billion at the end of fiscal 2010. During fiscal 2010, we contributed $211.8 million to our defined benefit pension plans, including voluntary contributions of $192.6 million, to increase plan funding. We believe our financial position and liquidity will allow us to make all required pension contributions as well as any additional voluntary contributions that management deems advisable. We made a voluntary contribution of $100.0 million to the defined benefit pension plans in early fiscal 2011.

See the Changes in Financial Condition and Liquidity section for a discussion of the impact of the global financial climate and credit shortage on liquidity.

Financial results by segment

We analyze our operating segments and manage our business across three reportable segments: Investment Cast Products, Forged Products and Fastener Products. Segment operating income amounts presented below exclude restructuring and asset impairment charges.

	Fiscal Year			% Increase/(Decrease)	
	2010	**2009**	**2008**	**2010 vs. 2009**	**2009 vs. 2008**
Net sales:					
Investment Cast Products	**$1,851.3**	$2,272.1	$2,137.9	(19)%	6%
Forged Products	**2,283.0**	2,978.4	3,168.1	(23)%	(6)%
Fastener Products	**1,352.3**	1,550.7	1,412.6	(13)%	10%
Consolidated net sales	**$5,486.6**	$6,801.2	$6,718.6	(19)%	1%
Segment operating income:					
Investment Cast Products	**$ 560.0**	$ 582.7	$ 517.4	(4)%	13%
% of sales	***30.2%***	*25.6%*	*24.2%*		
Forged Products	**529.7**	652.9	699.5	(19)%	(7)%
% of sales	***23.2%***	*21.9%*	*22.1%*		
Fastener Products	**439.3**	459.1	373.6	(4)%	23%
% of sales	***32.5%***	*29.6%*	*26.4%*		
Corporate expense	**(106.6)**	(98.5)	(94.6)	8%	(4)%
Total segment operating income	**1,422.4**	1,596.2	1,495.9	(11)%	7%
% of sales	***25.9%***	*23.5%*	*22.3%*		
Restructuring and asset impairment	—	11.3	6.1		
Interest expense, net	**13.1**	10.4	42.3		
Consolidated income before income taxes and equity in earnings of unconsolidated affiliates	**$1,409.3**	$1,574.5	$1,447.5		

	Fiscal Year			% Increase/(Decrease)	
	2010	**2009**	**2008**	**2010 vs. 2009**	**2009 vs. 2008**
Contractual material pass-through:					
Investment Cast Products	**$ 40.7**	$ 81.3	$ 100.4	(50)%	(19)%
Forged Products	**240.7**	325.9	345.9	(26)%	(6)%
Fastener Products	**7.1**	12.3	14.6	(42)%	(16)%
Total contractual material pass-through	**$ 288.5**	$ 419.5	$ 460.9	(31)%	(9)%

	Fiscal Year			% Increase/(Decrease)	
	2010	**2009**	**2008**	**2010 vs. 2009**	**2009 vs. 2008**
Intercompany sales: (1)					
Investment Cast Products (2)	**$ 199.1**	$ 251.5	$ 111.4	(21)%	126%
Forged Products (3)	**703.4**	836.0	642.4	(16)%	30%
Fastener Products (4)	**84.9**	110.2	110.5	(23)%	—
Total intercompany sales	**$ 987.4**	$1,197.7	$ 864.3	(18)%	39%

(1) Intercompany sales consist of each segment's total intercompany sales, including intercompany sales within a segment and between segments.

(2) Investment Cast Products: Includes intersegment sales of $24.1 million, $24.0 million and $27.1 million for fiscal 2010, 2009 and 2008, respectively.

(3) Forged Products: Includes intersegment sales of $64.1 million, $75.6 million and $41.0 million for fiscal 2010, 2009 and 2008, respectively.

(4) Fastener Products: Includes intersegment sales of $2.3 million, $3.3 million and $2.3 million for fiscal 2010, 2009 and 2008, respectively.

Investment Cast Products

The Investment Cast Products segment manufactures investment castings, or provides related investment casting materials and alloys, for aircraft engines, IGT engines, airframes, armaments, medical prostheses and other industrial applications.

	Fiscal Year			% Increase/(Decrease)	
	2010	**2009**	**2008**	**2010 vs. 2009**	**2009 vs. 2008**
Sales by Market:					
Aerospace	**$1,045.1**	$1,314.5	$1,310.5	(20)%	0%
% of total	***57%***	*58%*	*61%*		
Power	**580.6**	686.2	562.3	(15)%	22%
% of total	***31%***	*30%*	*26%*		
General Industrial & Other	**225.6**	271.4	265.1	(17)%	2%
% of total	***12%***	*12%*	*13%*		
Total Sales	**$1,851.3**	$2,272.1	$2,137.9	(19)%	6%
Operating income	**$ 560.0**	$ 582.7	$ 517.4	(4)%	13%
% of sales	***30.2%***	*25.6%*	*24.2%*		

Fiscal 2010 compared with fiscal 2009

The Investment Cast Products segment reported fiscal 2010 sales of $1,851.3 million, a decrease of 19 percent from the prior year's sales of $2,272.1 million. The year-over-year decrease in sales primarily reflects a continued disconnect between aerospace order rates and engine builds related to customer destocking, which negatively impacted aerospace sales by approximately $210 million, or 18%. Power market sales were down by $75 million, or 12%, compared to last year as a result of destocking by European IGT customers, which is anticipated to continue through the first half of fiscal 2011. Sales also include $40.7 million of higher pricing related to contractual pass-through of increased material costs compared to $81.3 million in fiscal 2009, a decrease of $40.6 million. In addition, our foreign operations reported approximately $10 million in reduced U.S. dollar equivalent sales year-over-year due to the increase in the value of the U.S. dollar relative to international currencies, primarily the British pound.

Operating income for the Investment Cast Products segment was $560.0 million or 30.2 percent of sales in fiscal 2010, compared to $582.7 million, or 25.6 percent of sales, in fiscal 2009. Despite the challenges of continued destocking, the segment improved operating margins by 4.6 percentage points year over year due to increased labor productivity, improved material utilization and lower scrap and rework costs. Contractual material pass-through pricing diluted operating margins by 0.7 percentage points in fiscal 2010 compared to 1.0 percentage points last year.

The Investment Cast Products segment experienced a slight improvement in aerospace OEM order rates at the end of fiscal 2010 and anticipates growing aerospace OEM and aftermarket sales in the second half of fiscal 2011 as Boeing 787 production ramps up and destocking ends. We anticipate the segment will be able to effectively leverage fiscal 2010 cost takeouts as volume returns in fiscal 2011.

Fiscal 2009 compared with fiscal 2008

The Investment Cast Products segment reported fiscal 2009 sales of $2,272.1 million, an increase of 6 percent from the prior year's sales of $2,137.9 million. The year-over-year increase in sales reflects continuing strength and increased customer penetration in the global IGT markets and solid growth in aerospace markets in the first half of the fiscal year prior to the Boeing strike, which we estimate negatively impacted sales by approximately $112 million in fiscal 2009, and approximately $28 million in reduced U.S. dollar equivalent sales year-over-year due to the strong increase in the value of the U.S. dollar relative to international currencies, primarily the British pound. Sales also include $81.3 million of higher pricing related to contractual pass-through of increased material costs compared to $100.4 million in fiscal 2008.

Operating income for the Investment Cast Products segment was $582.7 million or 25.6 percent of sales in fiscal 2009, compared to $517.4 million, or 24.2 percent of sales, in fiscal 2008. The increase in operating income reflects the impact of cost reductions and improved productivity, which helped to offset the negative impact of lost sales due to the Boeing strike. The weakening of foreign currencies relative to the U.S. dollar had a negative impact of approximately $5 million on operating income in fiscal 2009. The continued improvement in operating margins as a percent of sales was driven by higher productivity, effective material utilization and lower scrap costs. Contractual material pass-through pricing diluted operating margins by 1.0 percentage points in fiscal 2009 compared to 1.2 percentage points in fiscal 2008.

Forged Products

The Forged Products segment manufactures forged components from sophisticated titanium and nickel-based alloys principally for the aerospace and power generation markets, and manufactures nickel and cobalt-based alloys used to produce forged components for aerospace and non-aerospace markets which include products for oil and gas, chemical processing, and pollution control applications. The segment also provides nickel superalloy and titanium revert management solutions, re-melting various material byproducts and reusing them in casting, forging, and fastener manufacturing processes. Forged Products' sales to the aerospace and power generation markets are derived primarily from the same large engine customers served by the Investment Cast Products segment, with additional aerospace sales to manufacturers of landing gear and other airframe components. The Forged Products segment also produces extruded pipe for the power generation and the oil and gas industries.

	Fiscal Year			% Increase/(Decrease)	
	2010	**2009**	**2008**	**2010 vs. 2009**	**2009 vs. 2008**
Sales by Market:					
Aerospace	**$ 956.0**	$1,158.0	$1,476.1	(17)%	(22)%
% of total	***42%***	*39%*	*47%*		
Power	**857.2**	997.6	1,064.1	(14)%	(6)%
% of total	***37%***	*33%*	*33%*		
General Industrial & Other	**469.8**	822.8	627.9	(43)%	31%
% of total	***21%***	*28%*	*20%*		
Total Sales	**$2,283.0**	$2,978.4	$3,168.1	(23)%	(6)%
Operating income	**$ 529.7**	$ 652.9	$ 699.5	(19)%	(7)%
% of sales	***23.2%***	*21.9%*	*22.1%*		

Fiscal 2010 compared with fiscal 2009

The Forged Products segment reported fiscal 2010 sales of $2,283.0 million, a decrease of 23 percent from the prior year's sales of $2,978.4 million. The acquisition of Carlton in the third quarter of fiscal 2010 contributed approximately $135 million in incremental sales over the prior year. The decrease in sales from the prior year reflects a decline in general industrial and other markets, which negatively impacted sales by approximately $184 million, or 30%, and aerospace OEM and aftermarket destocking, which negatively impacted aerospace sales by approximately $180 million, or 21%. A decline in power markets negatively impacted sales by $77 million, or 10%, compared to the prior year. The lower selling prices of external nickel alloy sales from the segment's three primary mills negatively impacted external sales by approximately $170 million in fiscal 2010 versus fiscal 2009. Fiscal 2010 sales also include $240.7 million of higher contractual pricing related to pass-through of increased raw material costs compared to $325.9 million last year, a decrease of $85.2 million. In addition, our foreign operations reported approximately $21 million in reduced U.S. dollar equivalent sales year-over-year due to the increase in the value of the U.S. dollar relative to international currencies, primarily the British pound.

Operating income for the Forged Products segment was $529.7 million or 23.2 percent of sales in fiscal 2010, compared to $652.9 million, or 21.9 percent of sales, in fiscal 2009. Operating income was negatively impacted by reduced sales volume coupled with the segment's high fixed cost base, the loss of higher margin energy products, and rapid escalation in metal pricing toward the end of fiscal 2010, which exerted downward pressure on segment operating margins due to a lag in customer pricing. The contractual pass-through of higher raw material costs diluted operating margins by 2.7 percentage points in both fiscal 2010 and 2009.

Sales of seamless pipe within this segment are expected to decline in the first half of fiscal 2011 compared to early fiscal 2010 due to a change in Chinese customers' ordering patterns as they work through current inventory and start to transition to building larger, more eco-friendly coal-fired plants. Moving into the second half of fiscal 2011, this evolution is expected to be a positive driver for pipe sales. For the latter half of fiscal 2011, similar to Investment Cast Products, the segment's aerospace OEM and aftermarket schedules are showing solid increases as Boeing 787 production ramps up, destocking ends and results include a full year of Carlton. Operating income is expected to show improvement, benefiting from continued recovery of material costs and improved operational performance levels.

Fiscal 2009 compared with fiscal 2008

The Forged Products segment reported fiscal 2009 sales of $2,978.4 million, a decrease of 6 percent from the prior year's sales of $3,168.1 million. The acquisition of Hackney Ladish in the third quarter of fiscal 2009 contributed approximately $24 million in incremental sales over the prior year. The decrease in sales from the prior year reflects the decline in external selling prices of nickel alloy from the segment's three primary mills, which negatively impacted external sales by approximately $179 million in fiscal 2009 versus fiscal 2008. Nickel prices decreased approximately 50 percent on the LME compared to fiscal 2008. In addition, we estimate fiscal 2009 was negatively impacted by the Boeing strike by approximately $60 million. In fiscal 2009, the Forged Products segment's three primary mills dedicated more resources for internal production which impacted top-line revenues by approximately $59 million. In addition, the segment's foreign operations reported approximately $85 million in reduced U.S. dollar equivalent sales year-over-year due to the strong increase in the value of the U.S. dollar relative to international currencies, primarily the British pound and Australian dollar. These declines were partially offset by a 40.3 percent increase in extruded pipe sales. Fiscal 2009 sales also include $325.9 million of higher contractual pricing related to pass-through of increased raw material costs, compared to $345.9 million last year. Total intercompany sales, including sales within and between segments, increased from $642.4 million in fiscal 2008 to $836.0 million in fiscal 2009. These sales are eliminated in consolidation.

Operating income for the Forged Products segment was $652.9 million or 21.9 percent of sales in fiscal 2009, compared to $699.5 million, or 22.1 percent of sales, in fiscal 2008. Operating income was negatively impacted by lost sales related to the Boeing strike and the impact of the 29,000-ton press failure at the segment's Houston facility during the year. In addition, the weakening of foreign currencies relative to the U.S. dollar had a negative impact of approximately $15 million on operating income in fiscal 2009. Increased efficiencies and improved internal coordination of resources and material utilization helped to partially offset the negative impact. The contractual pass-through of higher raw material costs diluted operating margins by 2.7 percentage points in both fiscal 2009 and 2008.

Fastener Products

The Fastener Products segment produces fasteners, fastener systems and components for critical applications in the aerospace, automotive and industrial machinery markets as well as applications and monitoring units utilized in the power generation industry.

	Fiscal Year			% Increase/(Decrease)	
	2010	**2009**	**2008**	**2010 vs. 2009**	**2009 vs. 2008**
Sales by Market:					
Aerospace	**$ 990.3**	$1,134.2	$ 976.0	(13)%	16%
% of total	***73%***	*73%*	*69%*		
Power	**16.8**	19.4	18.4	(13)%	5%
% of total	***1%***	*1%*	*1%*		
General Industrial & Other	**345.2**	397.1	418.2	(13)%	(5)%
% of total	***26%***	*26%*	*30%*		
Total Sales	**$1,352.3**	$1,550.7	$1,412.6	(13)%	10%
Operating income	**$ 439.3**	$ 459.1	$ 373.6	(4)%	23%
% of sales	***32.5%***	*29.6%*	*26.4%*		

Fiscal 2010 compared with fiscal 2009

The Fastener Products segment reported fiscal 2010 sales of $1,352.3 million, a 13 percent decrease from fiscal 2009 sales of $1,550.7 million. The decrease in sales primarily resulted from further aerospace aftermarket and distributor destocking coupled with a decline in regional/business jet demand, which negatively impacted year-over-year aerospace sales by $135 million, or 12% (excluding the impact of currency). A decline in general industrial and other markets negatively impacted sales by $43 million, or 12% (excluding the impact of currency), compared to the prior year. In addition, our foreign operations reported approximately $10 million in reduced U.S. dollar equivalent sales year-over-year due to the increase in the value of the U.S. dollar relative to international currencies, primarily the British pound.

Operating income for the Fasteners segment was $439.3 million or 32.5 percent of sales in fiscal 2010, compared to $459.1 million, or 29.6 percent of sales, in fiscal 2009. The higher operating margin was a result of continuous, aggressive cost improvement projects undertaken throughout fiscal 2010, resulting in productivity improvements, better utilization of assets, and effective cost management across the segment.

With aerospace destocking at an end, direct aerospace OEM orders are experiencing a gradual recovery, with solid upside in the second half of fiscal 2011 in response to Boeing 787 production. Distribution and aftermarket deliveries are anticipated to grow in the same time frame. These increased volumes, driven across the business's improved cost structure, will help the segment achieve even stronger operational performance.

Fiscal 2009 compared with fiscal 2008

The Fastener Products segment reported fiscal 2009 sales of $1,550.7 million, a 10 percent increase from fiscal 2008 sales of $1,412.6 million. The increase in sales primarily resulted from aerospace sales growing approximately 16 percent compared to the prior year largely due to market share gains. The growth in aerospace sales included approximately $41 million related to Airdrome and FTI, which were acquired in the third quarter of fiscal 2009. The segment overcame negative pressures due to the Boeing strike, which accounted for a decrease in Fastener Products sales of approximately $12 million in fiscal 2009. Additional negative impacts to sales in this segment included the continuation of a depressed North American automotive market, coupled with softening in both the European and Brazilian automotive markets, as well as weakness in other areas of the general industrial market. In addition, our foreign operations reported approximately $39 million in reduced U.S. dollar equivalent sales year-over-year due to the strong increase in the value of the U.S. dollar relative to international currencies, primarily the British pound and Brazilian real.

Operating income for the Fasteners segment was $459.1 million or 29.6 percent of sales in fiscal 2009, compared to $373.6 million, or 26.4 percent of sales, in fiscal 2008. The improvement in operating margins reflected leverage from the increased sales volume and increased sales in the higher margin aerospace business, as well as the impact of continued efforts to reduce costs and improve manufacturing processes. This was slightly offset by the weakening of foreign currencies relative to the U.S. dollar, which had a negative impact of approximately $10 million on operating income in fiscal 2009.

Interest and taxes

Net interest expense in fiscal 2010 was $13.1 million, compared with $10.4 million in fiscal 2009. The higher net interest expense was primarily due to lower interest income earned on lower interest rates and lower average cash balances. Net interest expense in fiscal 2009 was $10.4 million, compared with $42.3 million in fiscal 2008. The lower net interest expense was due to significantly reduced debt levels, lower borrowing rates, and higher interest income earned on higher average cash balances compared to fiscal 2008.

The effective tax rate for fiscal 2010 was 34.5 percent, 0.3 percentage points higher than the 34.2 percent effective tax rate in fiscal 2009. The slight increase in the full-year tax rate compared to the prior year was primarily due to reduced benefits from the U.S. manufacturing deduction, an increase in state taxes and non-benefitted foreign losses in the current year; offset by increased benefits from foreign earnings taxed at rates lower than the statutory U.S. tax rate.

The effective tax rate for fiscal 2009 was 34.2 percent, 0.3 percentage points higher than the 33.9 percent effective tax rate in fiscal 2008. The increase in tax rate was principally due to reduced tax benefits from lower foreign tax rates, a decrease in benefits from the U.S. manufacturing deduction (due to increased tax deductions for pension contributions), and a reduction in favorable audit settlements year over year, partially offset by an increase in benefits from the federal research credit.

Liquidity and capital resources

Total assets of $7,660.7 million at March 28, 2010 represented a $939.3 million increase from the $6,721.4 million balance at March 29, 2009. The increase principally reflects cash generated during the year from operations totaling $909.8 million and the addition of $907.0 million of total assets from the acquisition of Carlton, partially offset by $846.9 million in cash paid to acquire Carlton. Total capitalization at March 28, 2010 was $6,141.7 million, consisting of $250.0 million of debt and $5,891.7 million of equity. The debt-to-capitalization ratio declined to 4.1% at March 28, 2010 from 5.9% at the end of fiscal 2009, reflecting the impact of increased equity from earnings and lower cumulative translation adjustments, in addition to reduced debt.

Cash as of March 28, 2010 was $112.4 million, down $442.1 million from the end of fiscal 2009, and total debt was $250.0 million, down $56.3 million since the end of fiscal 2009. The negative net cash flow of $385.8 million reflects $846.9 million of cash paid for the acquisition of Carlton, $351.0 million paid for the acquisition of our interest in Chengde, capital expenditures of $169.5 million, $17.3 million paid related to the acquisition of Caledonian, and cash dividends of $16.9 million, partially offset by cash generated from operations of $909.8 million and $89.0 million from the issuance of common stock.

Capital spending of $169.5 million in fiscal 2010 principally provided for cost reduction and equipment upgrades throughout the Company. The capital spending plan for fiscal 2011, which is anticipated to be similar to the capital spending level in fiscal 2010, will be targeted for equipment upgrades and cost reduction and productivity projects throughout the Company.

During fiscal 2010, we contributed $211.8 million to the defined benefit pension plans, of which $192.6 million was voluntary. In addition, we contributed $11.2 million to the other postretirement benefit plans during fiscal year 2010. We expect to contribute approximately $112.5 million to the defined benefit pension plans in fiscal 2011, of which $103.7 million is voluntary. We expect to contribute approximately $10.8 million to the other postretirement benefit plans during fiscal year 2011.

We believe we will be able to meet our short- and longer-term liquidity needs for working capital, pension and other postretirement benefit obligations, capital spending, cash dividends, scheduled repayment of debt and potential acquisitions from cash generated from operations, borrowing from our existing $1.0 billion revolving credit facility or new bank credit facilities, the issuance of public or privately placed debt securities, or the issuance of equity instruments.

As noted above, our revolving bank credit facility ("Credit Agreement") provides available borrowing up to $1.0 billion through May 2012. Our unused borrowing capacity as of March 28, 2010 was $983.4 million under the Credit Agreement, reduced by a $16.6 million workers' compensation letter of credit issued in the fourth quarter of fiscal 2009. The Credit Agreement contains various standard financial covenants, including maintenance of minimum net worth, interest coverage ratio and leverage ratio. The financial covenants in the Credit Agreement are our most restrictive covenants.

Our covenant requirements and actual ratios as of March 28, 2010 were as follows (dollars in millions):

	Covenant Requirement	Actual
Consolidated minimum net worth [(1)]	$3,079.9 (minimum)	$ 5,891.7
Consolidated interest coverage ratio [(1)]	2.25:1.00 (minimum)	92.78:1.00
Consolidated leverage ratio [(1)]	3.25:1.00 (maximum)	0.15:1.00

(1) *Terms are defined in the Amended and Restated Credit Agreement.*

As of March 28, 2010, we were in compliance with all financial covenants of our loan agreements.

Historically, we have also issued commercial paper as a method of raising short-term liquidity. We believe we continue to have the ability to issue commercial paper, even in the current credit markets, and have issued commercial paper in the third and fourth quarters to cover acquisitions and short-term cash requirements. We do not anticipate any changes in our ability to borrow under our current credit facility, but changes in the financial condition of the participating financial institutions could negatively impact our ability to borrow funds in the future. Should that circumstance arise, we believe that we would be able to arrange any needed financing, although we are not able to predict what the terms of any such borrowings would be, or the source of the borrowed funds.

Contractual obligations and commercial commitments

We are obligated to make future payments under various contracts such as debt agreements and lease agreements. The following table represents our contractual cash obligations as of March 28, 2010 and the estimated timing of future cash payments:

Contractual Cash Obligations	Total	2011	2012	2013	2014	2015	Thereafter
Long-term debt	$250.0	$15.1	$14.6	$ 5.2	$204.9	$ 4.8	$ 5.4
Operating leases [(1)]	66.5	19.7	15.8	12.1	8.1	6.0	4.8
Interest on fixed-rate debt	38.3	11.0	10.5	9.6	6.6	0.4	0.2
Interest on variable-rate debt [(2)]	10.8	2.2	2.8	3.3	2.5	—	—
Total	$365.6	$48.0	$43.7	$30.2	$222.1	$11.2	$10.4

(1) *Operating lease obligations include $0.6 million attributable to an operation held-for-sale.*
(2) *Interest on variable-rate debt is based on current prevailing interest rates.*

Our reserve for uncertain tax positions at March 28, 2010 was $25.4 million. Due to the uncertainties associated with settling these liabilities, we are unable to make reasonable estimates of the period of cash settlement of these liabilities. As a result, our reserve for unrecognized tax benefits is excluded from the table above. See Note 12 to the Consolidated Financial Statements for additional information regarding our reserve for uncertain tax positions.

The table above also excludes estimated required cash contributions to our qualified pension plans totaling approximately $71.0 million over the next five years: $12.5 million in fiscal 2011, $14.0 million in fiscal 2012, $14.5 million in fiscal 2013, $15.0 million in fiscal 2014 and $15.0 million in fiscal 2015. We also have benefit payments due under our non-qualified pension and other post-retirement benefit plans that are not required to be funded in advance, but are pay-as-you-go. See Note 20 to the Consolidated Financial Statements for additional information.

Critical accounting policies

We have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact and any associated risks related to these policies on our business operations are discussed throughout the Management's Discussion and Analysis where such policies affect reported and expected financial results. For a detailed discussion on the application of these and other significant accounting policies, see the Notes to the Consolidated Financial Statements of this Annual Report. Note that the preparation of this Annual Report requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

Revenue recognition

We recognize revenue when the earnings process is complete. This generally occurs when products are shipped to the customer in accordance with the contract or purchase order, ownership and risk of loss have passed to the customer, collectibility is reasonably assured, and pricing is fixed and determinable. In instances where title does not pass to the customer upon shipment, we recognize revenue upon delivery or customer acceptance, depending on terms of the sales agreement. Service sales, representing maintenance and engineering activities, are recognized as services are performed. Shipping and handling costs billed to customers are included in revenue.

Valuation of inventories

All inventories are stated at the lower of the cost of purchase or manufacture of the inventory or the estimated market value of the inventory. Cost for inventories at a significant number of our operations is determined on a last-in, first-out ("LIFO") basis. The average inventory cost method is utilized for most other inventories. We regularly review inventory quantities on hand and record a provision for excess or obsolete inventory equal to the difference between the cost of the inventory and the estimated market value based on the age, historical usage or assumptions about future demand for the inventory. We also regularly review inventory balances on a LIFO basis to ensure the balances are stated at the lower of cost or market as of the balance sheet date. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required, which could have a significant impact on the value of our inventories and reported operating results.

Goodwill and acquired intangibles

From time to time, we acquire businesses in purchase transactions that typically result in the recognition of goodwill and other intangible assets, which may affect the amount of future period amortization expense and possible impairment charges. The determination of the value of such intangible assets requires management to make estimates and assumptions that affect the consolidated financial statements.

Goodwill and indefinite-lived intangible assets are tested for impairment at a minimum each fiscal year at the end of the second month in the second quarter or when events or circumstances indicate that the carrying value of these assets may not be recoverable. For fiscal 2010, our reporting units consisted of the three operating segments within our Investment Cast Products reportable operating segment, two operating segments within our Forged Products reportable operating segment, as well as a number of reporting units in our Fasteners Products operating segment. The Fasteners Products operating segment includes several aggregated component units (referred to as the Fasteners Products reporting unit) and three other reporting units for which the segment manager regularly reviews performance.

Testing for goodwill impairment involves the estimation of the fair value of the reporting units. Discounted cash flow models are typically used in these valuations. Such models require the use of significant estimates and assumptions primarily based on future cash flows, expected market growth rates, our estimates of sales volumes, sales prices and related costs, and the discount rate applied, which reflects the weighted average cost of capital. Management uses the best available information at the time fair values of the reporting units are estimated; however, estimates could be materially impacted by factors such as changes in growth trends and specific industry conditions, with the potential for a corresponding adverse effect on the consolidated financial statements potentially resulting from an impairment of the goodwill. We also consider comparable transactions to estimate the fair value of the reporting units. The cash flow models used to determine fair value are most sensitive to the expected future cash flows and the discount rate for each reporting unit. The discount rate used in the cash flow models for the fiscal 2010 goodwill impairment analysis ranged from 10% to 15% depending on the reporting unit. The annual growth rate for earnings before interest and taxes varied by reporting unit and ranged from -3% to 90% over the initial five-year forecast period. A sensitivity analysis determined that using terminal growth rates of 3%, 4% or 5% would not result in impairment in the fiscal 2010 goodwill impairment analysis. We performed a sensitivity analysis on both of these factors and determined that the forecast for future earnings before interest and taxes used in the cash flow model could decrease by 17% and the discount rate utilized could increase by 2%, and the goodwill of our reporting units would not be impaired. The reporting unit that would be most sensitive to worsening economic conditions has $12.4 million of goodwill recorded as of March 28, 2010.

Environmental costs

The estimated future costs for known environmental remediation requirements are accrued on an undiscounted basis when it is probable that a liability has been incurred and the amount of remediation costs can be reasonably estimated. When only a range of amounts is established, and no amount within the range is better than another, the minimum amount of the range is recorded. Recoveries of environmental remediation costs from other parties are recorded as assets when collection is probable. Adjustments to our accruals may be necessary to reflect new information as investigation and remediation efforts proceed. The amounts of any such adjustments could have a material adverse effect on our results of operations in a given period, but any amounts, and the possible range of any amounts in excess of those already accrued, are not reasonably estimable at this time. Total environmental reserves accrued at March 28, 2010 and March 29, 2009 were $75.6 million and $83.4 million, respectively.

Guidance on asset retirement and environmental obligations clarifies the term conditional asset retirement obligation and requires a liability to be recorded if the fair value of the obligation can be reasonably estimated. Asset retirement obligations covered by this guidance include those for which an entity has a significant obligation to perform an asset retirement activity, however the timing or method of settling the obligation are conditional on a future event that may not be within the control of the entity. This guidance also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation.

In accordance with the asset retirement and environmental obligations guidance, we record all known asset retirement obligations for which the liability can be reasonably estimated. Currently, we have identified known asset retirement obligations associated with environmental contamination at two of our manufacturing facilities. However, we have not recognized a liability under this guidance for these retirement obligations because the fair value of remediation at these sites cannot be reasonably estimated since the settlement date is unknown at this time. The settlement date is unknown because remediation of these sites is not required until production ceases, and we have no current or future plans to cease production. These asset retirement obligations, when estimable, are not expected to have a material adverse effect on our consolidated financial position, results of operations, cash flows or business.

Income taxes

Provisions for federal, state and foreign income taxes are calculated on reported pre-tax earnings based on current tax law and also include, in the current period, the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provisions differ from the amounts currently receivable or payable because certain items of income and expense are recognized in different time periods for financial reporting purposes than for income tax purposes. Significant judgment is required in determining income tax provisions and evaluating tax positions. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Tax benefits arising from uncertain tax positions are recognized when it is more likely than not that the position will be sustained upon examination by the relevant tax authorities. The amount recognized in the financial statements is the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. We recognize interest and penalties, if any, related to uncertain tax positions in income tax expense.

Pension and other postretirement benefit plans

We sponsor many domestic and foreign defined benefit pension plans. Our pension and postretirement benefit plans are accounted for in accordance with defined benefit pension and other postretirement plans accounting guidance. Plan assets have been valued at fair value in accordance with this guidance.

Pension and postretirement expense and liability amounts are derived from several significant assumptions, including the discount rate, expected return on plan assets and health care cost trend rate. We derive a market-based discount rate from yields on high quality, liquid fixed income securities, at the end of our fiscal year for valuation of our pension liabilities. We use only highly-rated bonds (AA/Aa or higher) to estimate the interest rate at which our pension benefits could be settled. Our assumed return on plan assets is derived from a review of past performance, anticipated future performance in light of market conditions and our investment allocation and consultation with our investment advisors. As the assumed rate of return on plan assets is a long-term assumption, it is not anticipated to be as volatile as the discount rate, which is a point-in-time measurement.

For our U.S. Plans, we used a long-term rate of return assumption of 8.0% to calculate the 2009 and 2010 net periodic pension cost. For our non-U.S. Plans, we used a long-term rate of return assumption of 7.5% to calculate the 2009 and 2010 net periodic pension cost. In developing the long-term rate of return on plan assets assumptions, we evaluated input from third party pension consultants and actuaries, reviewed asset allocation and investment strategies, ranges of projected and historical returns, and inflation and economic assumptions. The expected return assumptions are derived from asset allocations within the Company's target asset allocation ranges consistent with the Company's diversified investment approach. For our U.S. Plans, we used a discount rate assumption of 6.25% for the total benefit obligation of our pension plans at our March 28, 2010 measurement date. For our non-U.S. Plans, we used a discount rate assumption of 5.83% for the total benefit obligation of our pension plans at our March 28, 2010 measurement date. For fiscal 2010, our U.S. net periodic pension expense was $30.9 million and non-U.S. net periodic pension income was $0.3 million. We estimate that for fiscal 2011, our U.S. net periodic pension expense will be approximately $37.8 million and non-U.S. net periodic pension income will be approximately $1.4 million.

The table below quantifies the approximate impact, as of March 28, 2010, of a one-quarter percentage point decrease in our assumptions for discount rate and expected return on assets, holding other assumptions constant.

	0.25 Percentage Point Decrease
Increase in annual costs:	
Discount rate	$ 4.5
Expected long-term rate of return	4.6
Increase in projected benefit obligation:	
Discount rate	$54.5

The approximate impact, as of March 28, 2010, of a one percentage point increase in our assumption for the health care cost trend rate, holding other assumptions constant, on our total service and interest cost components and accumulated postretirement benefit obligation is not significant.

Recently issued accounting standards

In January 2010, the FASB issued guidance which requires new disclosures and clarifies existing disclosure requirements for fair value measurements. Specifically, the changes require disclosure of transfers into and out of Level 1 and Level 2 fair value measurements, and also require more detailed disclosure about the activity within Level 3 fair value measurements. This guidance was effective for the Company in the fourth quarter of fiscal 2010, except for disclosures about purchases, sales, issuances and settlements of Level 3 assets and liabilities, which will be effective in the fourth quarter of fiscal 2011. As this guidance only requires expanded disclosures, the adoption did not and will not impact our consolidated financial position, results of operations or cash flows.

In June 2009, the FASB issued guidance to require an enterprise to perform an analysis to determine whether the enterprise's variable interest gives it a controlling financial interest in a variable interest entity. This guidance will be effective in the first quarter of fiscal 2011. The adoption of this guidance is not expected to have a significant impact on our consolidated financial position, results of operations or cash flows.

In June 2009, the FASB issued guidance on the FASB Accounting Standards Codification ("Codification"), which establishes the Codification as the source of authoritative U.S. GAAP recognized by the FASB to be applied to nongovernmental entities. This guidance was effective for the Company in the second quarter of fiscal 2010. The adoption did not impact our consolidated financial position, results of operations or cash flows.

In December 2008, the FASB issued guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. This guidance was effective for the Company in the fourth quarter of fiscal 2010. As the guidance only required enhanced disclosures, the adoption did not have an impact on our consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued guidance on business combinations and noncontrolling interests in consolidated financial statements. This guidance introduces significant changes in the accounting for and reporting of business acquisitions and noncontrolling interests in a subsidiary. This guidance continues the movement toward the greater use of fair values in financial reporting and increased transparency through expanded disclosures. The business combinations guidance changes how business acquisitions are accounted for, including expensing acquisition costs as incurred, and will impact financial statements at the acquisition date and in subsequent periods. The noncontrolling interests guidance requires noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. The business combinations guidance was effective for business combinations for which the acquisition date is on or after the beginning of our fiscal 2010, and was applicable to our acquisition of Carlton on September 30, 2009. The noncontrolling interests guidance was effective for the Company in the first quarter of fiscal 2010. The adoption of the noncontrolling interests guidance did not have a significant impact on the reporting of our consolidated financial position, results of operations or cash flows as noncontrolling interests are not material to the financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

At various times, we use derivative financial instruments to limit exposure to changes in foreign currency exchange rates, interest rates and prices of strategic raw materials. Fluctuations in the market values of such derivative instruments are generally offset by reciprocal changes in the underlying economic exposures that the instruments are intended to hedge. Because derivative instruments are used solely as hedges and not for speculative trading purposes, they do not represent incremental risk to the Company. For further discussion of derivative financial instruments, refer to Item 8. Financial Statements and Supplementary Data.

Interest Rate Risk

We have variable rate debt obligations that expose us to interest rate risk. If market interest rates had averaged 10 percent higher than actual levels in fiscal 2010 or 2009, the effect on our interest expense and net income would not have been material.

Foreign Currency Risk

The majority of our revenue, expense and capital purchasing activities are transacted in U.S. dollars; however, we are exposed to fluctuations in foreign currencies for transactions denominated in other currencies. As discussed in the "Summary of Significant Accounting Policies" in the Financial Statements and Supplementary Data, we had foreign currency hedges in place at March 28, 2010 and March 29, 2009 to reduce such exposure. The estimated loss in fair value on foreign currency hedges outstanding as of March 28, 2010, from a hypothetical 10 percent adverse change in exchange rates, would not have been material.

Material Cost Risk

We entered into long-term supply agreements to fix the purchase price of certain strategic raw materials at March 28, 2010 and March 29, 2009. In addition, we had escalation clauses related to raw material pricing in certain of our sales contracts at March 28, 2010 and March 29, 2009. If market rates had averaged 10 percent higher than actual levels in either fiscal 2010 or 2009, the effect on our cost of sales and net earnings, after considering the effects of these supply agreements and sales contracts, would not have been material.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Consolidated Statements of Income

(In millions, except per share data)	Fiscal Years Ended March 28, 2010	March 29, 2009	March 30, 2008
Net sales	**$5,486.6**	$6,801.2	$6,718.6
Cost of goods sold	**3,693.4**	4,818.6	4,873.4
Selling and administrative expenses	**370.8**	386.4	349.3
Restructuring and asset impairment	**—**	11.3	6.1
Interest expense	**16.2**	18.1	47.8
Interest income	**(3.1)**	(7.7)	(5.5)
Income before income tax expense and equity in earnings of unconsolidated affiliates	**1,409.3**	1,574.5	1,447.5
Income tax expense	**485.6**	538.1	490.2
Equity in earnings of unconsolidated affiliates	**1.4**	—	—
Net income from continuing operations	**925.1**	1,036.4	957.3
Net (loss) income from discontinued operations	**(2.5)**	8.4	31.2
Net income	**922.6**	1,044.8	988.5
Less: Net income attributable to non-controlling interests	**(0.8)**	(0.3)	(1.2)
Net income attributable to Precision Castparts Corp. ("PCC")	**$ 921.8**	$1,044.5	$ 987.3
Net income per common share attributable to PCC shareholders—basic:			
Net income per share from continuing operations	**$ 6.57**	$ 7.43	$ 6.92
Net (loss) income per share from discontinued operations	**(0.02)**	0.06	0.23
Net income per share (basic)	**$ 6.55**	$ 7.49	$ 7.15
Net income per common share attributable to PCC shareholders—diluted:			
Net income per share from continuing operations	**$ 6.50**	$ 7.37	$ 6.82
Net (loss) income per share from discontinued operations	**(0.01)**	0.06	0.22
Net income per share (diluted)	**$ 6.49**	$ 7.43	$ 7.04
Average common shares outstanding:			
Basic	**140.7**	139.4	138.1
Diluted	**142.1**	140.6	140.2

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

(In millions, except share data)	March 28, 2010	March 29, 2009
Assets		
Current assets:		
Cash and cash equivalents	**$ 112.4**	$ 554.5
Receivables, net of allowance of $4.2 in 2010 and $7.1 in 2009	**851.3**	906.1
Inventories	**1,440.2**	1,225.7
Prepaid expenses	**22.0**	16.0
Income tax receivable	**79.5**	—
Deferred income taxes	**3.7**	58.8
Discontinued operations	**13.0**	23.6
Total current assets	**2,522.1**	2,784.7
Property, plant and equipment:		
Land	**88.6**	64.5
Buildings and improvements	**344.1**	317.6
Machinery and equipment	**1,778.0**	1,545.7
Construction in progress	**74.0**	120.4
	2,284.7	2,048.2
Accumulated depreciation	**(1,050.1)**	(905.2)
Net property, plant and equipment	**1,234.6**	1,143.0
Goodwill	**2,848.3**	2,417.8
Acquired intangible assets, net	**468.4**	138.4
Investment in unconsolidated affiliates	**372.4**	—
Other assets	**203.5**	204.3
Discontinued operations	**11.4**	33.2
	$ 7,660.7	$6,721.4
Liabilities and Equity		
Current liabilities:		
Long-term debt currently due and short-term borrowings	**$ 15.1**	$ 55.0
Accounts payable	**583.9**	600.2
Accrued liabilities	**286.8**	344.9
Income taxes payable	**—**	45.1
Discontinued operations	**8.0**	15.6
Total current liabilities	**893.8**	1,060.8
Long-term debt	**234.9**	250.3
Pension and other postretirement benefit obligations	**284.4**	328.4
Other long-term liabilities	**212.2**	103.5
Deferred income taxes	**142.2**	111.8
Discontinued operations	**1.5**	3.5
Commitments and contingencies (See Notes)		
Shareholders' equity:		
Preferred stock, no par, 1,000,000 shares authorized and unissued in 2010 and 2009	**—**	—
Common stock, $1 stated value, authorized: 450,000,000 shares; issued and outstanding: 141,883,401 and 139,873,328 shares in 2010 and 2009	**141.9**	139.9
Paid-in capital	**1,263.8**	1,112.7
Retained earnings	**4,800.3**	3,895.4
Accumulated other comprehensive loss	**(317.2)**	(288.2)
Total PCC shareholders' equity	**5,888.8**	4,859.8
Non-controlling interest	**2.9**	3.3
Total equity	**5,891.7**	4,863.1
	$ 7,660.7	$6,721.4

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(In millions)	Fiscal Years Ended		
	March 28, 2010	March 29, 2009	March 30, 2008
Operating Activities:			
Net income	**$ 922.6**	$1,044.8	$ 988.5
Net loss (income) from discontinued operations	**2.5**	(8.4)	(31.2)
Non-cash items:			
Depreciation and amortization	**155.2**	139.4	125.2
Deferred income taxes	**150.9**	116.9	41.1
Stock-based compensation expense	**41.1**	38.1	32.0
Excess tax benefits from share-based payment arrangements	**(23.1)**	(11.5)	(43.2)
Other non-cash adjustments	**2.1**	8.0	—
Changes in assets and liabilities, excluding effects of acquisitions and dispositions of businesses:			
Receivables	**130.9**	124.7	(176.2)
Inventories	**(120.5)**	(181.4)	(59.9)
Other current assets	**(84.7)**	6.5	3.6
Payables, accruals and income taxes payable	**(83.8)**	(162.6)	94.0
Pension and other post retirement benefit plans	**(184.4)**	8.6	(39.8)
Other non-current assets and liabilities	**6.0**	(29.2)	(57.2)
Net cash (used) provided by operating activities of discontinued operations	**(5.0)**	9.2	36.8
Net cash provided by operating activities	**909.8**	1,103.1	913.7
Investing Activities:			
Acquisitions of businesses	**(864.2)**	(490.5)	(254.2)
Investment in unconsolidated affiliates	**(351.0)**	—	—
Capital expenditures	**(169.5)**	(204.5)	(224.7)
Dispositions of businesses	**24.8**	14.6	41.4
Other investing activities	**(17.9)**	11.4	10.9
Net cash provided (used) by investing activities of discontinued operations	**2.0**	4.9	(2.7)
Net cash used by investing activities	**(1,375.8)**	(664.1)	(429.3)
Financing Activities:			
Net change in short-term borrowings	**0.1**	(0.1)	(353.1)
Net change in long-term debt	**(55.4)**	(49.9)	(164.5)
Common stock issued	**89.0**	36.7	53.6
Excess tax benefits from share-based payment arrangements	**23.1**	11.5	43.2
Cash dividends	**(16.9)**	(16.7)	(16.6)
Net cash used by financing activities of discontinued operations	**(1.0)**	(0.9)	(0.7)
Net cash provided (used) by financing activities	**38.9**	(19.4)	(438.1)
Effect of exchange rate changes on cash and cash equivalents	**(15.0)**	(86.4)	24.6
Net (decrease) increase in cash and cash equivalents	**(442.1)**	333.2	70.9
Cash and cash equivalents at beginning of year	**554.5**	221.3	150.4
Cash and cash equivalents at end of year	**$ 112.4**	$ 554.5	$ 221.3
Supplemental Disclosures			
Cash paid during the year for:			
Interest	**$ 15.4**	$ 18.2	$ 52.3
Income taxes, net of refunds received	**$ 405.6**	$ 414.0	$ 402.2
Non-cash investing and financing activities:			
Debt assumed in connection with business acquisition	**$ —**	$ 1.6	$ 0.3
Dividends declared but not paid	**$ 4.3**	$ 4.2	$ 4.2

See Notes to Consolidated Financial Statements.

Consolidated Statements of Equity and Comprehensive Income

(In millions, except per share data)	PCC Shareholders: Common Stock Outstanding Shares	PCC Shareholders: Common Stock Outstanding Amount	PCC Shareholders: Paid-in Capital	PCC Shareholders: Retained Earnings	PCC Shareholders: Accumulated Other Comprehensive (Loss)/Income	Noncontrolling Interest	Total Equity	Comprehensive Income
Balance at April 1, 2007	137.2	$ 137.2	$ 878.5	$ 1,903.2	$ (82.7)	$ 3.3	$ 2,839.5	
Common stock issued pursuant to stock plans	1.8	1.8	63.2	—	—	—	65.0	
Stock-based compensation expense	—	—	31.7	—	—	—	31.7	
Tax benefit from stock-based compensation	—	—	43.2	—	—	—	43.2	
Cumulative effect adjustment due to the adoption of FIN 48	—	—	—	(0.5)		—	(0.5)	
Cash dividends ($0.12 per share)	—	—	—	(16.6)	—	—	(16.6)	
Net income	—	—	—	987.3	—	1.2	988.5	$ 988.5
Unrealized translation adjustments	—	—	—	—	50.9	—	50.9	50.9
Unrecognized gains on derivatives:								
Periodic revaluations, net of $(0.3) tax benefit	—	—	—	—	0.1	—	0.1	0.1
Reclassified to income, net of $(2.1) tax benefit	—	—	—	—	(4.1)	—	(4.1)	(4.1)
Pension and postretirement obligations, net of $29.6 tax expense	—	—	—	—	51.8	—	51.8	51.8
Noncontrolling interest	—	—	—	—	—	(0.5)	(0.5)	
Balance at March 30, 2008	139.0	139.0	1,016.6	2,873.4	16.0	4.0	4,049.0	$1,087.2
Common stock issued pursuant to stock plans	0.9	0.9	35.8	—	—	—	36.7	
Stock-based compensation expense	—	—	48.8	—	—	—	48.8	
Tax benefit from stock-based compensation	—	—	11.5	—	—	—	11.5	
Cash dividends ($0.12 per share)	—	—	—	(16.7)	—	—	(16.7)	
Net income	—	—	—	1,044.5	—	0.3	1,044.8	$1,044.8
Unrealized translation adjustments	—	—	—	—	(278.0)	—	(278.0)	(278.0)
Unrecognized gains on derivatives:								
Periodic revaluations, net of $(0.2) tax benefit	—	—	—	—	5.1	—	5.1	5.1
Reclassified to income, net of $(3.8) tax benefit	—	—	—	—	(8.0)	—	(8.0)	(8.0)
Pension and postretirement obligations, net of $(19.2) tax benefit	—	—	—	—	(23.3)	—	(23.3)	(23.3)
Cumulative effect adjustment due to the adoption of SFAS No. 158, net of $(3.4) tax benefit	—	—	—	(5.8)	—	—	(5.8)	
Noncontrolling interest	—	—	—	—	—	(1.0)	(1.0)	
Balance at March 29, 2009	139.9	139.9	1,112.7	3,895.4	(288.2)	3.3	4,863.1	$ 740.6
Common stock issued pursuant to stock plans	**2.0**	**2.0**	**87.0**	—	—	—	**89.0**	
Stock-based compensation expense	—	—	**42.2**	—	—	—	**42.2**	
Tax benefit from stock-based compensation	—	—	**21.9**	—	—	—	**21.9**	
Cash dividends ($0.12 per share)	—	—	—	**(16.9)**	—	—	**(16.9)**	
Net income	—	—	—	**921.8**	—	**0.8**	**922.6**	**$ 922.6**
Unrealized translation adjustments	—	—	—	—	**43.3**	—	**43.3**	**43.3**
Unrecognized losses on derivatives:								
Periodic revaluations, net of $3.0 tax expense	—	—	—	—	**4.5**	—	**4.5**	**4.5**
Reclassified to income, net of $(1.4) tax benefit	—	—	—	—	**4.3**	—	**4.3**	**4.3**
Pension and postretirement obligations, net of $(38.8) tax benefit	—	—	—	—	**(81.1)**	—	**(81.1)**	**(81.1)**
Noncontrolling interest	—	—	—	—	—	**(1.2)**	**(1.2)**	
Balance at March 28, 2010	**141.9**	**$141.9**	**$1,263.8**	**$4,800.3**	**$(317.2)**	**$ 2.9**	**$5,891.7**	**$ 893.6**

See Notes to Consolidated Financial Statements.

(In millions, except option share and per share data)

1. Summary of significant accounting policies

Principles of consolidation

The consolidated financial statements include the accounts of Precision Castparts Corp. ("PCC", the "Company", or "we") and subsidiaries after elimination of intercompany accounts and transactions. Subsidiaries include majority-owned companies and other companies which are fully consolidated based on PCC having a controlling financial interest or an obligation to consolidate under accounting principles generally accepted in the United States of America ("GAAP"). Investments in affiliated companies are accounted for using the equity method when PCC has a non-controlling ownership interest between twenty and fifty percent; and investments are accounted for using the cost method when PCC has a non-controlling ownership interest of less than 20 percent. Unless otherwise noted, disclosures herein pertain to our continuing operations. Our fiscal year is based on a 52-53 week year ending the Sunday closest to March 31.

Certain reclassifications have been made to prior year amounts to conform to the current year presentation. Such reclassifications had no effect on previously reported shareholders' equity or net income.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and highly liquid short-term instruments with maturities of three months or less at the time of purchase. These investments are available for sale with market values approximating cost.

Inventories

All inventories are stated at the lower of cost or current market values. Cost for inventories at the majority of our operations is determined on a last-in, first-out ("LIFO") basis. The average inventory cost method is utilized for most other inventories. Costs utilized for inventory valuation purposes include material, labor and manufacturing overhead.

Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation of plant and equipment is computed using the straight-line method based on the estimated service lives of the assets. Estimated service lives are generally 20 to 40 years for buildings and improvements, 5 to 15 years for machinery and equipment and 3 to 5 years for computer hardware and software. Depreciation expense was $142.6 million, $128.0 million and $120.0 million in fiscal 2010, 2009 and 2008, respectively. Gains and losses from the disposal of property, plant and equipment are included in the consolidated statements of income and were not material for any year presented. Expenditures for routine maintenance, repairs and minor improvements are charged to expense as incurred.

Goodwill and acquired intangible assets

Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses, and acquired intangible assets represent items such as patents, proprietary technology, tradenames, backlog and long term customer relationships that are assigned a fair value at the date of acquisition. Goodwill and other intangible assets deemed to have indefinite lives are not subject to amortization in accordance with goodwill and other intangible assets accounting guidance. Goodwill and intangible assets with indefinite lives are tested for impairment at a minimum each fiscal year in the second quarter, or when impairment indicators exist, using the guidance and criteria described in the standard. This testing compares the carrying values of each intangible asset or reporting unit to estimated fair values. If the carrying value of these assets is in excess of estimated fair value, the carrying value is reduced to their estimated fair value or, in the case of goodwill, implied fair value.

Acquired intangible assets with finite lives are amortized using the straight-line method and include the following: patents, 1 to 19 years; proprietary technology, 15 years; tradenames, 15 years; long-term customer relationships, 1 to 12 years; and backlog, 0 to 3 years.

Long-lived assets

Long-lived assets held for use are subject to an impairment assessment upon certain triggering events. If the carrying value is no longer recoverable based upon the undiscounted future cash flows, an impairment is recorded for the difference between the carrying amount and the fair value of the asset. Long-lived assets considered held for sale are stated at the lower of carrying value or fair value less the cost to sell.

Revenue recognition

We recognize revenue when the earnings process is complete. This generally occurs when products are shipped to the customer in accordance with the contract or purchase order, ownership and risk of loss have passed to the customer, collectability is reasonably assured, and pricing is fixed and determinable. In instances where title does not pass to the customer upon shipment, we recognize revenue upon delivery or customer acceptance, depending on terms of the sales agreement. Service sales, representing maintenance and engineering activities, are recognized as services are performed.

Shipping and Handling Fees and Costs

Shipping and handling fees and costs charged to customers are reflected in net revenues and cost of goods sold as appropriate.

Environmental costs

The estimated future costs for known environmental remediation requirements are accrued on an undiscounted basis when it is probable that a liability has been incurred and the amount of remediation costs can be reasonably estimated. When only a range of amounts is established, and no estimated amount within the range is better than another, the minimum amount of the range is recorded. Recoveries of environmental remediation costs from other parties are recorded as assets when collection is probable. Adjustments to our accruals may be necessary to reflect new information as investigation and remediation efforts proceed. The amounts of any such adjustments could have a material adverse effect on our results of operations in a given period, but any amounts, and the possible range of any amounts in excess of those already accrued, are not reasonably estimable at this time. Total environmental reserves accrued at March 28, 2010 and March 29, 2009 were $75.6 million and $83.4 million, respectively.

Foreign currency translation

Assets and liabilities of our foreign affiliates are translated at current foreign currency exchange rates, while income and expenses are translated at average rates for the period. Translation gains and losses are reported as a component of shareholders' equity.

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency, except those transactions that have been designated as hedges of identifiable foreign currency commitments or investment positions, are included in the results of operations as incurred. Transaction gains and losses had no material impact on our results of operations for any year presented.

Financial instruments

Our financial instruments include cash and cash equivalents, accounts receivable, foreign currency forward contracts, accounts payable and debt. Because of their short maturity, the carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and short-term bank debt approximate fair value. Fair value of long-term debt is based on quoted market prices or estimated using our borrowing rate at year-end for similar types of borrowing arrangements. Refer to Note 6—Fair Value of Financial Instruments.

At various times, we use derivative financial instruments to limit exposure to changes in foreign currency exchange rates, interest rates and prices of natural gas and strategic raw materials. We have controls in place that limit the use of derivative financial instruments and ensure that all such transactions receive appropriate management attention.

We account for derivatives pursuant to derivative instruments and hedging activities accounting guidance. This guidance requires that all derivative financial instruments be recorded in the financial statements and measured at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in income or shareholders' equity (as a component of accumulated other comprehensive income (loss)) depending on whether the derivative is being used to hedge designated changes in fair value or cash flows.

Derivative financial instruments in place at year-end included hedges to manage the risk of changes in foreign currency exchange rates in certain of our operations. At March 28, 2010, and March 29, 2009, there was no material off-balance-sheet risk from financial instruments. We do not hold or issue financial instruments for speculative purposes.

Stock-based compensation

We account for our stock based compensation plans in accordance with stock-based compensation guidance, which requires that the compensation cost relating to share-based payment transactions be recognized in the financial statements, with the cost measured based on the estimated fair value of the equity or liability instruments issued. Our stock-based employee compensation plans are described more fully in Note 17—Stock-based compensation plans. We recognize the compensation costs related to stock options on a straight-line basis over the requisite service period of the award, which is generally the option vesting term of four years.

Income Taxes

Provisions for federal, state and foreign income taxes are calculated on reported pre-tax earnings based on current tax law and also include, in the current period, the cumulative effect of any changes in tax rates from those previously used in determining deferred tax assets and liabilities. Such provisions differ from the amounts currently receivable or payable because certain items of income and expense are recognized in different time periods for financial reporting purposes than for income tax purposes. Significant judgment is required in determining income tax provisions and evaluating tax positions. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Tax benefits arising from uncertain tax positions are recognized when it is more likely than not that the position will be sustained upon examination by the relevant tax authorities. The amount recognized in the financial statements is the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. We recognize interest and penalties, if any, related to uncertain tax positions in income tax expense.

Retirement and Other Postretirement Benefit Plans

We sponsor various defined benefit and defined contribution plans covering substantially all employees. We also sponsor postretirement benefit plans other than pensions, consisting principally of health care coverage to eligible retirees and qualifying dependents, covering less than 30% of our workforce. The liabilities and net periodic cost of our defined benefit pension and other post-retirement plans are determined using methodologies that involve several actuarial assumptions, the most significant of which are the discount rate, the rate of return on plan assets, and medical trend rate (rate of growth for medical costs). For the U.S. plans, the discount rate was determined based on the results of a bond matching model that constructed a portfolio of bonds with credit ratings of AA or higher that match our expected pension benefit cash flows. The discount rate was determined on the basis of the internal rate of return on the bond portfolio. For the non-U.S. plans, the iBoxx long-term bond index was used as the basis for determining discount rates. A portion of net periodic pension cost is included in production costs, which are included in inventories and subsequently recognized in net earnings as inventories are liquidated and charged to cost of sales. We amortize gains and losses, which occur when actual experience differs from actuarial assumptions, over the average future service period of employees. Our funding policy for pension plans is to contribute, at a minimum, the amounts required by applicable laws. During fiscal 2010, 2009 and 2008, we made voluntary contributions to pension plans totaling $192.6 million, $8.0 million and $63.0 million, respectively.

We have historically used a December 31 measurement date for our pension and postretirement plans. Effective March 29, 2009, we measured plan assets and obligations as of the end of our fiscal year, eliminating the use of the option to measure up to three months prior to the financial statement date. As a result of the adoption of the change in measurement date, we recorded a decrease to the ending balance of retained earnings as of March 29, 2009 of $5.8 million after tax.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Recently issued accounting standards

In January 2010, the Financial Accounting Standards Board ("FASB") issued guidance which requires new disclosures and clarifies existing disclosure requirements for fair value measurements. Specifically, the changes require disclosure of transfers into and out of "Level 1" and "Level 2" (as defined in the accounting guidance) fair value measurements, and also require more detailed disclosure about the activity within "Level 3" (as defined) fair value measurements. This guidance was effective for the Company in the fourth quarter of fiscal 2010, except for disclosures about purchases, sales, issuances and settlements of Level 3 assets and liabilities, which will be effective in the fourth quarter of fiscal 2011. As this guidance only requires expanded disclosures, the adoption did not and will not impact our consolidated financial position, results of operations or cash flows.

In June 2009, the FASB issued guidance to require an enterprise to perform an analysis to determine whether the enterprise's variable interest gives it a controlling financial interest in a variable interest entity. This guidance will be effective in the first quarter of fiscal 2011. The adoption of this guidance is not expected to have a significant impact on our consolidated financial position, results of operations or cash flows.

In June 2009, the FASB issued guidance on the FASB Accounting Standards Codification ("Codification"), which establishes the Codification as the source of authoritative U.S. GAAP recognized by the FASB to be applied to nongovernmental entities. This guidance was effective for the Company in the second quarter of fiscal 2010. The adoption did not impact our consolidated financial position, results of operations or cash flows.

In December 2008, the FASB issued guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. This guidance was effective for the Company in the fourth quarter of fiscal 2010. As the guidance only required enhanced disclosures, the adoption did not have an impact on our consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued guidance on business combinations and noncontrolling interests in consolidated financial statements. This guidance introduces significant changes in the accounting for and reporting of business acquisitions and noncontrolling interests in a subsidiary. This guidance continues the movement toward the greater use of fair values in financial reporting and increased transparency through expanded disclosures. The business combinations guidance changes how business acquisitions are accounted for, including expensing acquisition costs as incurred, and will impact financial statements at the acquisition date and in subsequent periods. The noncontrolling interests guidance requires noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. The business combinations guidance was effective for business combinations for which the acquisition date is on or after the beginning of our fiscal 2010, and was applicable to our acquisition of Carlton Forge Works and a related entity ("Carlton") on September 30, 2009. The noncontrolling interests guidance was effective for the Company in the first quarter of fiscal 2010. The adoption of the noncontrolling interests guidance did not have a significant impact on the reporting of our consolidated financial position, results of operations, or cash flows as noncontrolling interests are not material to the financial statements.

3. Acquisitions

On January 15, 2010, we acquired a 49% equity interest in Yangzhou Chengde Steel Tube Co., Ltd ("Chengde") for approximately $351 million in cash, comprised of approximately $111 million of cash on hand and the proceeds of approximately $240 million of commercial paper debt issuance. This investment is accounted for under the equity method as we have significant influence over, but not control of, the major operating and financial policies of Chengde. The carrying value of this investment as of March 28, 2010 was $356.3 million and was included in investment in unconsolidated affiliates in our consolidated balance sheet. The carrying value of our investment in Chengde exceeded the amount of underlying equity in net assets of Chengde by approximately $170 million as of the date we acquired Chengde. This difference arose through the valuation process that was applied to the assets acquired. Chengde is a leading manufacturer of seamless, extruded pipe for boiler applications in coal-fired power plants, as well as pipe and tubing for other energy-related applications, such as compressed natural gas. The company operates from one facility with a manufacturing footprint of nearly 6 million square feet, in the Jiangsu Province of China. Chengde has built a leading position in the Chinese boiler pipe market and has begun to make inroads into export markets.

In addition, the following business acquisitions were accounted for under the acquisition method of accounting and, accordingly, the results of operations have been included in the Consolidated Statements of Income since the acquisition dates.

Fiscal 2010

On September 30, 2009, we completed the acquisition of Carlton Forge Works and a related entity for approximately $847 million in cash, comprised of approximately $502 million of cash on hand (reduced $3 million due to working capital adjustments) and the proceeds of approximately $345 million of commercial paper debt issuance. Carlton, a leading manufacturer of seamless rolled rings for critical aerospace applications, offers nickel, titanium, and steel rolled rings across the widest range of product sizes in the industry. Carlton broadens our forging capabilities and enables us to provide a full range of forged products to our aerospace engine customers. The Carlton acquisition is an asset purchase for tax purposes and operates as part of our Forged Products segment. This transaction resulted in $400.1 million of goodwill (which is deductible for tax purposes) and $336.7 million of other intangible assets, including tradenames with indefinite lives valued at $89.1 million, customer relationships with indefinite lives valued at $204.8 million, customer relationships with finite lives valued at $3.7 million, backlog valued at $10.2 million and revenue sharing agreements valued at $28.9 million. We also recorded a long-term liability related to the fair value of a pre-existing revenue sharing agreement valued at $92.0 million. The impact of this acquisition was not material to our consolidated results of operations; consequently, pro forma information has not been included.

Fiscal 2009

In the third quarter of fiscal 2009, we acquired three entities for a total cost of approximately $469.4 million, which was primarily paid in cash. These transactions resulted in $320.2 million of goodwill (of which $217.1 million is deductible for tax purposes) and $59.9 million of other intangible assets, including tradenames with indefinite lives valued at approximately $34.7 million. The impact of these acquisitions was not material to our consolidated results of operations; consequently, pro forma information has not been included. The following is a description of the three acquisitions.

On December 4, 2008, we acquired Hackney Ladish Holding Corp. ("Hackney Ladish"), a leading producer of forged pipe fittings for critical energy infrastructure and related applications. With more than 80 years of experience manufacturing pipe fittings, Hackney Ladish offers the widest range of product types and sizes in the industry. Fittings are used in piping systems throughout the energy value chain, from drilling through processing and storage. Hackney Ladish's products connect pipe, change the direction of flow, increase or reduce pipe sizes, join or separate flow, or cap pipe ends. This acquisition extends our reach into oil and gas markets and provides profitable growth opportunities for our seamless pipe and nickel-alloy tubing operations. Headquartered in Dallas, Texas, Hackney Ladish operates manufacturing facilities in Russellville, Arkansas and Enid, Oklahoma. The Hackney Ladish acquisition is a stock purchase for tax purposes and operates as part of the Forged Products segment.

On November 21, 2008, we acquired Fatigue Technology, Inc. ("FTI"), headquartered in Seattle, Washington. FTI pioneered the cold expansion process in 1969 and is the technology leader in fatigue life extension for both metal and composite airframe fastener holes. FTI has taken this foundation of creating a residual stress field around a cold-worked hole to develop innovative solutions that significantly reduce manufacturing and maintenance flow-time and costs. The resulting components are easier and faster to install, and the methods of aircraft assembly are enhanced. This acquisition continues our strategy of expanding into additional critical aerospace fastener products, thus offering our customers a wider selection of fasteners to meet all of their requirements. The FTI acquisition is an asset purchase for tax purposes and operates as part of the Fastener Products segment.

On September 30, 2008, we acquired Airdrome Holdings, LLC ("Airdrome"), which consists of Airdrome Precision Components ("APC") and AF Aerospace Ltd. ("AFA"). APC, located in Long Beach, California, is a leading supplier of hydraulic and pneumatic fluid fittings primarily for airframe applications. AFA, located in Rugby, England, manufactures a variety of machined components for aerospace applications, including fittings and other fluid conveyance products, ultra-high tensile bolts, and machined details. Fluid fittings, manufactured in nickel, titanium, and stainless steel alloys, are the critical connectors for hoses transporting fuel, hydraulic fluid, and pneumatic pressure throughout an aircraft. This acquisition also fits our strategy of enhancing our critical aerospace fastener family of products to serve our customers better. The Airdrome acquisition is an asset purchase for tax purposes and operates as part of the Fastener Products segment.

Fiscal 2008

On July 5, 2007, we acquired Caledonian Alloys Group Limited ("Caledonian") for approximately $208.1 million in cash, of which $165.1 million was paid at close, and $21.2 million ($21.5 million based on acquisition date exchange rate) was paid in the second quarter of fiscal 2009. We paid one additional contingent payment of approximately $17.3 million ($21.5 million based on acquisition date exchange rate) in the second quarter of fiscal 2010. Caledonian is a market leader in providing nickel superalloy and titanium revert management solutions for the aerospace and industrial gas turbine ("IGT") industries. Revert includes metal chips, casting gates, bar ends, forging flash, and other byproducts from casting, forging, and fastener manufacturing processes that can be re-melted and reused. The acquisition of Caledonian provides us with the infrastructure and capabilities needed to create a closed loop system for the retention and reuse of internally-generated revert. In addition, Caledonian provides access to new sources of material outside the Company and helps determine optimal utilization of revert streams throughout our melting operations worldwide. Headquartered in Livingston, Scotland, Caledonian operated nine revert processing facilities in six countries as of the date of acquisition. The Caledonian acquisition is a stock purchase for tax purposes and operates as part of the Forged Products segment. This transaction resulted in $149.3 million of goodwill (which is not deductible for tax purposes) and other intangibles. The impact of this acquisition was not material to our consolidated results of operations; consequently, pro forma information has not been included.

On April 3, 2007, we acquired McWilliams Forge Company, Inc. ("McWilliams"), a privately held company headquartered in Rockaway, New Jersey, for $91.4 million in cash. Founded in 1880, McWilliams is a manufacturer of titanium, nickel and steel forgings, primarily for commercial and military aerospace applications. McWilliams operates both hammer and screw presses for open and closed die forging. McWilliams has established long-term relationships with manufacturers of smaller aircraft engines, thereby extending the customer reach of our forging operations. The McWilliams acquisition is an asset purchase for tax purposes and operates as part of the Forged Products segment. This transaction resulted in $58.2 million of goodwill and other intangibles, which is deductible for tax purposes. The impact of this acquisition was not material to our results of operations; consequently, pro forma information has not been included.

4. Discontinued operations

Fiscal 2010

In the fourth quarter of fiscal 2010, we decided to dispose of a small non-core business in the Fasteners Products' segment and reclassified it to discontinued operations.

In the third quarter of fiscal 2010, we decided to divest a small non-core business in the Investment Cast Products segment and reclassified it to discontinued operations. The sale of the business was completed in the fourth quarter of fiscal 2010. The transaction resulted in a gain of approximately $11.4 million (net of tax) in fiscal 2010.

Fiscal 2009

In the third quarter of fiscal 2009, we decided to dispose of two automotive fastener operations. The decision to discontinue these automotive fastener operations resulted from their non-core nature coupled with further erosion in the automotive market. These operations have been reclassified from the Fasteners Products segment to discontinued operations in the third quarter of fiscal 2009. We recognized an impairment loss of approximately $8.7 million (net of tax) in the second quarter of fiscal 2010 related to these automotive fastener businesses held for sale due to continued erosion in the automotive market.

In the first quarter of fiscal 2009, we sold the stock of several small entities, a group of foreign operations held for sale and previously recorded as discontinued from our former Flow Technologies pumps and valves business. The transaction resulted in a net gain of approximately $3.0 million in fiscal 2009.

Fiscal 2008

In the fourth quarter of fiscal 2008, we entered into an agreement to sell a fastener business headquartered in Shannon, Ireland. The sale was completed in the second quarter of fiscal 2009, resulting in a gain of approximately $3.5 million. This business was reclassified from the Fastener Products segment to discontinued operations.

Also in the fourth quarter of fiscal 2008, we decided to sell an alloy manufacturing business located in the Czech Republic. This business primarily supplied steel ingots to Wyman-Gordon's Grafton, Massachusetts operation. This alloy manufacturing business was reclassified from the Forged Products segment to discontinued operations and continues to be marketed.

In January 2008, we completed the sale of a business located in France that produced alloys for approximately $11.2 million. This business was held for sale since the first quarter of fiscal 2007. The sale of the business resulted in a net gain of $4.6 million in the fourth quarter of fiscal 2008.

In January 2008, we completed the sale of a specialty wire business for $30.2 million. This business was acquired in the first quarter of fiscal 2007, and was reclassified from the Forged Products segment to discontinued operations during the third quarter of fiscal 2008. The sale of the business generated a net gain of $16.3 million, of which $4.0 million was recognized in the third quarter of fiscal 2008.

These businesses each meet the criteria as a component of an entity under accounting guidance for the disposal of long-lived assets. Accordingly, any operating results of these businesses are presented in the Consolidated Statements of Income as discontinued operations, net of income tax, and all prior periods have been reclassified. The components of discontinued operations for the periods presented are as follows:

Fiscal	**2010**	**2009**	**2008**
Net sales	**$ 53.0**	$112.6	$197.8
Cost of goods sold	**46.5**	105.3	162.8
Selling and administrative expenses	**6.2**	5.7	17.1
Restructuring and asset impairment	**11.6**	0.5	—
Interest income, net	**—**	(0.1)	—
Net (loss) income from operations before income taxes	**(11.3)**	1.2	17.9
Income tax (benefit) expense	**(1.4)**	3.7	5.7
Net (loss) income from operations	**(9.9)**	(2.5)	12.2
Gain on disposal, net of tax expense (benefit) of $1.1, $(1.3), and $2.2	**7.4**	10.9	19.0
Net (loss) income from discontinued operations	**$ (2.5)**	$ 8.4	$ 31.2

Included in the Consolidated Balance Sheets are the following major classes of assets and liabilities associated with the discontinued operations after adjustment for write-downs to fair value less cost to sell:

	March 28, 2010	**March 29, 2009**
Assets of discontinued operations:		
Current assets	**$13.0**	$23.6
Net property, plant and equipment	**9.0**	24.2
Other assets	**2.4**	9.0
	$24.4	$56.8
Liabilities of discontinued operations:		
Long term debt currently due	**$ —**	$ 0.5
Other current liabilities	**8.0**	15.1
Long term debt	**—**	0.5
Other liabilities	**1.5**	3.0
	$ 9.5	$19.1

5. Restructuring, asset impairment and other non-recurring charges

During the year ended March 28, 2010, we did not incur any restructuring or impairment charges. As of March 28, 2010, March 29, 2009 and March 30, 2008, accrued amounts remaining related to our restructuring plans amounted to $0, $2.1 million and $4.3 million, respectively.

Fiscal 2009

In the third quarter of fiscal 2009, we incurred restructuring and impairment charges of $11.3 million pursuant to plans to downsize operations across all segments. We had been gearing up for aerospace growth into fiscal 2010, whereas demand decreased, particularly in the casting and forging aerospace markets. The charges consisted of $9.0 million for employee severance expenses and $2.3 million for impairments and relocation expenses related with long lived assets. These restructuring plans provided for terminations of approximately 980 employees in the third and fourth quarters of fiscal 2009 and the first quarter of fiscal 2010. The restructuring and impairment charges recorded by the Investment Cast Products segment, Forged Products segment and Fastener Products segment were $5.2 million, $3.7 million and $2.4 million, respectively, during fiscal 2009.

Fiscal 2008

During the fourth quarter of fiscal 2008, the Investment Cast Products segment recorded restructuring charges of $6.1 million, primarily for shut-down costs associated with an underutilized machining operation located in the United Kingdom.

6. Fair value of financial instruments

We estimate that the fair value of our long-term fixed rate debt instruments was $264.9 million compared to a book value of $249.3 million at March 28, 2010. At March 29, 2009, the estimated fair value of our long-term fixed rate debt instruments was $292.0 million compared to a book value of $291.2 million. The fair value of long-term debt was estimated using our borrowing rate at year-end for similar types of borrowing arrangements. The estimated fair value of our commercial paper and other miscellaneous long-term debt approximates book value.

7. Concentration of credit risk

Approximately 54 percent, 53 percent and 56 percent of our business activity was with companies in the aerospace industry in fiscal 2010, 2009 and 2008, respectively, and approximately 13.9 percent, 11.8 percent and 12.1 percent of total sales were directly to General Electric in fiscal 2010, 2009 and 2008, respectively. Accordingly, we are exposed to a concentration of credit risk for this portion of receivables. We have long-standing relationships with our aerospace customers, and management considers the credit risk to be low.

8. Inventories

Inventories consisted of the following:

	March 28, 2010	March 29, 2009
Finished goods	**$ 288.4**	$ 243.8
Work-in-process	**512.0**	487.2
Raw materials and supplies	**443.7**	375.2
	1,244.1	1,106.2
LIFO provision	**196.1**	119.5
Total	**$1,440.2**	$1,225.7

Approximately 91 percent and 92 percent of total inventories were valued on a LIFO basis at March 28, 2010 and March 29, 2009, respectively. During fiscal 2010 and 2009, certain LIFO inventory quantities were reduced. The reductions resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years, which had the effect of decreasing cost of goods sold by approximately $4.7 million in fiscal 2010 and $2.6 million in fiscal 2009 as compared with the cost of purchases in fiscal 2010 and 2009, respectively.

9. Goodwill and acquired intangibles

We perform our annual goodwill assessment test during the second quarter of each fiscal year. For fiscal 2010 and 2009, it was determined that the fair value of the related operations was greater than book value and that there was no impairment of goodwill. There were no changes to our reporting units or triggering events during the current fiscal year requiring a goodwill impairment test in accordance with goodwill and other intangible assets accounting guidance.

The changes in the carrying amount of goodwill by reportable segment for fiscal 2010 and 2009 were as follows:

	March 30, 2008	Acquired	Currency translation and other (1)	March 29, 2009	Acquired	Currency translation and other (2)	March 28, 2010
Investment Cast Products	$ 342.9	$ —	$ (6.7)	$ 336.2	$ —	$ 0.4	**$ 336.6**
Forged Products	884.4	85.2	(148.4)	821.2	400.1	28.5	**1,249.8**
Fastener Products	1,048.6	223.1	(11.3)	1,260.4	—	1.5	**1,261.9**
Total	$2,275.9	$308.3	$(166.4)	$2,417.8	$400.1	$30.4	**$2,848.3**

(1) *Includes final purchase price allocations of Caledonian and McWilliams acquisitions, which increased acquired intangible assets and decreased goodwill.*

(2) *Includes final purchase price allocations of Hackney Ladish, Airdrome, and Fatigue acquisitions, which increased acquired intangible assets and decreased goodwill.*

The gross carrying amount and accumulated amortization of our acquired intangible assets were as follows:

	March 28, 2010			March 29, 2009		
	Gross Carrying Amount	**Accumulated Amortization**	**Net Carrying Amount**	**Gross carrying Amount**	**Accumulated Amortization**	**Net Carrying Amount**
Amortizable intangible assets:						
Patents	**$14.8**	**$ (6.0)**	**$ 8.8**	$14.8	$ (4.2)	$ 10.6
Proprietary technology	**2.3**	**(1.0)**	**1.3**	2.3	(0.8)	1.5
Tradenames	**0.4**	**(0.4)**	**—**	0.4	(0.3)	0.1
Long-term customer relationships	**33.0**	**(8.9)**	**24.1**	28.0	(3.7)	24.3
Backlog	**18.6**	**(10.7)**	**7.9**	8.2	(6.6)	1.6
Revenue sharing agreements	**28.9**	**—**	**28.9**	—	—	—
	$98.0	**$(27.0)**	**71.0**	$53.7	$(15.6)	38.1
Unamortizable intangible assets:						
Tradenames			**192.6**			100.3
Long-term customer relationships			**204.8**			—
Acquired intangibles, net			**$468.4**			$138.4

Amortization expense for finite-lived acquired intangible assets was $11.4 million, $9.8 million and $3.3 million for fiscal 2010, 2009 and 2008, respectively. Projected amortization expense for finite-lived intangible assets for the succeeding five fiscal years is as follows:

Fiscal Year	**Estimated Amortization Expense**
2011	$13.8
2012	8.4
2013	6.7
2014	6.8
2015	4.8

The amortization will change in future periods if other intangible assets are acquired, existing intangibles are disposed or impairments are recognized.

10. Accrued liabilities

Accrued liabilities consisted of the following:

	March 28, 2010	**March 29, 2009**
Salaries and wages payable	**$130.2**	$157.0
Other accrued liabilities	**156.6**	187.9
Total	**$286.8**	$344.9

11. Financing arrangements

Long-term debt is summarized as follows:

	March 28, 2010	March 29, 2009
5.60% Public notes due fiscal 2014	**$200.0**	$200.0
Private notes payable annually through fiscal 2015, 4.14% at March 28, 2010	**43.3**	91.2
Other	**6.7**	14.1
	250.0	305.3
Less: Long-term debt currently due	**15.1**	55.0
Total	**$234.9**	$250.3

Long-term debt maturing in each of the next five fiscal years is as follows:

Fiscal Year	Debt
2011	$ 15.1
2012	14.6
2013	5.2
2014	204.9
2015	4.8
Thereafter	5.4
Total	$250.0

We have access to a $1.0 billion bank revolving credit facility ("Credit Agreement") with a maturity date of May 2012. Our unused borrowing capacity at March 28, 2010 was $983.4 million, reduced due to a $16.6 million standby letter of credit outstanding.

We occasionally issue unsecured, short-term Commercial Paper notes ("CP"). As of March 28, 2010 and March 29, 2009, there were no amounts outstanding under the CP program. The weighted average interest rate for CP borrowings was approximately 0.4% and 2.8% during fiscal 2010 and 2009, respectively. We may issue CP in an amount not to exceed the amount available to be drawn under our Amended and Restated Credit Agreement. CP obligations are guaranteed by certain U.S. subsidiaries of the Company, as disclosed in Note 22—Condensed Consolidating Financial Information.

The Credit Agreement and Private Notes contain various standard financial covenants, including maintenance of minimum net worth, interest coverage ratio and leverage ratio. The Public Notes also contain various standard financial covenants. Our debt agreements also contain cross default provisions. The financial covenants in the Credit Agreement are our most restrictive covenants.

Our covenant requirements and actual ratios as of March 28, 2010 were as follows (dollars in millions):

	Covenant Requirement	Actual
Consolidated minimum net worth [1]	$3,079.9 (minimum)	$ 5,891.7
Consolidated interest coverage ratio [1]	2.25:1.00 (minimum)	92.78:1.00
Consolidated leverage ratio [1]	3.25:1.00 (maximum)	0.15:1.00

(1) *Terms are defined in the Amended and Restated Credit Agreement.*

As of March 28, 2010, we were in compliance with all financial covenants of our loan agreements.

12. Income taxes

Total pre-tax income before equity in earnings of unconsolidated affiliates was:

Fiscal	2010	2009	2008
Domestic	**$1,239.3**	$1,346.2	$1,214.3
Foreign	**170.0**	228.3	233.2
Total pretax income	**$1,409.3**	$1,574.5	$1,447.5

The provision for income taxes consisted of the following:

Fiscal	2010	2009	2008
Current taxes:			
Federal	**$264.8**	$347.3	$345.0
Foreign	**28.8**	60.8	45.4
State	**35.4**	35.0	31.1
	329.0	443.1	421.5
Deferred income taxes	**156.6**	95.0	68.7
Provision for income taxes	**$485.6**	$538.1	$490.2

We have not provided U.S. income taxes on cumulative earnings of non-U.S. affiliates and associated companies that have been reinvested indefinitely. These earnings relate to ongoing operations and, at March 28, 2010, were approximately $709 million. Most of these earnings have been reinvested in active non-U.S. business operations and we do not intend to use these earnings as a source of funding for U.S. operations. Because of the availability of U.S. foreign tax credits, it is not practicable to determine the U.S. federal income tax liability that would be payable if such earnings were not reinvested indefinitely.

A reconciliation of the U.S. federal statutory rate to the effective income tax rate follows:

Fiscal	2010	2009	2008
Statutory federal rate	**35.0%**	35.0%	35.0%
Effect of:			
State taxes, net of federal benefit	**2.0%**	1.8%	1.7%
Domestic manufacturing deduction	**(1.3)%**	(1.5)%	(1.6)%
Earnings taxed at different rates in foreign jurisdictions	**(1.4)%**	(0.8)%	(1.0)%
Other	**0.2%**	(0.3)%	(0.2)%
Effective rate	**34.5%**	34.2%	33.9%

Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases, as well as from net operating loss and tax credit carryforwards, and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. Deferred income tax assets and liabilities represent amounts available to reduce or increase taxes payable on taxable income in future years. We evaluate the recoverability of these future tax deductions and credits by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. To the extent we do not consider it more likely than not that a deferred tax asset will be recovered, a valuation allowance is established.

Significant components of our deferred tax assets and liabilities were as follows:

	March 28, 2010	March 29, 2009
Deferred tax assets arising from:		
Expense accruals and reserves	**$ 73.8**	$ 100.1
Acquired revenue sharing agreement liabilities	**34.0**	—
Stock options	**24.6**	21.2
Post-retirement benefits other than pensions	**97.0**	75.5
Net operating and capital loss carryforwards	**50.9**	52.6
Tax credit carryforwards	**17.4**	17.2
Inventory reserves	**—**	6.0
Valuation allowances	**(60.6)**	(63.8)
Gross deferred tax assets	**237.1**	208.8
Deferred tax liabilities arising from:		
Depreciation/amortization	**(175.8)**	(140.2)
Goodwill	**(113.5)**	(75.9)
Inventory basis differences	**(34.6)**	(11.4)
Pension accruals	**(51.7)**	(34.3)
Gross deferred tax liabilities	**(375.6)**	(261.8)
Net deferred tax liabilities	**$(138.5)**	$ (53.0)

The valuation allowances for deferred tax assets as of March 28, 2010 were $60.6 million. The net change for total valuation allowances for the year ended March 28, 2010 was a decrease of $3.2 million, including a $2.3 million increase from foreign currency losses and a $5.5 million decrease from U.S. capital losses utilized. As of March 28, 2010, we had net operating loss and tax credit carryforward benefits of approximately $17.5 million that expire in the fiscal years ending March 2011 through March 2031. For financial reporting purposes, valuation allowances of $17.1 million were recognized to offset the deferred tax asset relating to those carryforward benefits.

Uncertain Tax Positions

The following table summarizes the activity related to our reserve for unrecognized tax benefits:

	March 28, 2010	March 29, 2009	March 30, 2008
Beginning Balance	**$ 28.5**	$29.6	$ 34.5
Gross increases related to prior period tax positions	**24.7**	2.2	9.0
Gross decreases related to prior period tax positions	**(21.9)**	(2.4)	(2.0)
Gross increases related to current period tax positions	**3.7**	3.9	—
Decrease related to settlements with tax authorities	**(9.3)**	(3.9)	(11.2)
Expiration of the statute of limitations for assessment of taxes	**(0.3)**	(0.9)	(0.7)
Ending Balance	**$ 25.4**	$28.5	$ 29.6

Our policy is to recognize interest and penalties accrued on uncertain tax positions as part of the provision for income taxes. During the year ended March 28, 2010, the amount of interest and penalties we recognized as a tax benefit was $0.8 million. During the years ended March 29, 2009 and March 30, 2008, the amount of interest and penalties we recognized as tax expense in each year was immaterial. The reserve for uncertain tax positions as of March 28, 2010 and March 29, 2009 included an accrual for interest and penalties of $0.8 million and $4.1 million, respectively.

We file income tax returns in the U.S. federal jurisdiction, the United Kingdom, and other state, local, and foreign jurisdictions. As of March 28, 2010, the U.S. Internal Revenue Service has completed examination of tax years through April 3, 2005, and we are no longer subject to examination in the United Kingdom for fiscal years prior to 2005. For other state, local, and foreign jurisdictions, with few exceptions, the statutes of limitation are closed for all tax years through March 31, 2004.

Included in the reserve for uncertain tax positions at March 28, 2010 and March 29, 2009 are $10.2 million and $8.4 million, respectively, of unrecognized tax benefits that, if recognized, would impact the effective tax rate. We estimate that within the next twelve months, the reserve for uncertain tax positions could change by $0 to $0.8 million. The tax matters associated with these uncertain tax positions primarily relate to U.S. federal tax issues such as the extraterritorial income exclusion. These matters will be examined by various U.S., foreign, and state jurisdictions; however, we cannot predict the timing or ultimate outcome of these matters.

13. Earnings per share

Net income and weighted average number of shares outstanding used to compute earnings per share were as follows:

Fiscal	2010	2009	2008
Amounts attributable to PCC shareholders:			
Net income from continuing operations	**$924.3**	$1,036.1	$956.1
Net (loss) income from discontinued operations	**(2.5)**	8.4	31.2
Net income attributable to PCC shareholders	**$921.8**	$1,044.5	$987.3

Fiscal	2010	2009	2008
Weighted average shares outstanding-basic	**140.7**	139.4	138.1
Effect of dilutive stock-based compensation plans	**1.4**	1.2	2.1
Weighted average shares outstanding-diluted	**142.1**	140.6	140.2

Basic earnings per share are calculated based on the weighted average number of shares outstanding. Diluted earnings per share are computed based on that same number of shares plus additional dilutive shares representing stock distributable under stock option, phantom stock and employee stock purchase plans computed using the treasury stock method.

Options to purchase 1.5 million, 1.4 million and 0.5 million shares of common stock were outstanding during fiscal 2010, 2009 and 2008, respectively, and were not included in the computation of diluted earnings per share because to do so would have been antidilutive. These options could be dilutive in the future.

14. Fair value measurements

Fair value guidance defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. Fair value guidance defines fair value as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value guidance also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following table presents the assets and liabilities measured at fair value on a recurring basis as of March 28, 2010:

	Fair Value Measurements Using			
	Level 1	Level 2	Level 3	Assets/Liabilities at Fair Value
Assets:				
Cash equivalents	$31.6	$ —	$—	$31.6
Foreign exchange contracts	$ —	$5.4	$—	$ 5.4
Liabilities:				
Foreign exchange contracts	$ —	$2.9	$—	$ 2.9

The following table presents the assets and liabilities measured at fair value on a recurring basis as of March 29, 2009:

	Fair Value Measurements Using			
	Level 1	Level 2	Level 3	Assets/Liabilities at Fair Value
Assets:				
Cash equivalents	$184.9	$ —	$—	$184.9
Foreign exchange contracts	$ —	$ 6.5	$—	$ 6.5
Liabilities:				
Foreign exchange contracts	$ —	$14.8	$—	$ 14.8

Cash equivalents consist of money market funds, as well as other highly liquid short-term instruments with maturities of three months or less at the time of purchase. These investments are available for sale with market values approximating cost. There were no transfers between Level 1 and Level 2 fair value measurements during fiscal 2010 and 2009.

Foreign exchange contracts consist of foreign currency forward contracts accounted for as either cash flow hedges or fair value hedges. Cash flow hedges are used to hedge the variability in cash flows from forecasted receipts or expenditures denominated in currencies other than the functional currency. Fair value hedges are used to hedge against the risk of change in the fair value of sales and purchase commitments denominated in foreign currencies attributable to fluctuations in exchange rates.

Foreign exchange contracts' value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. There were no changes in our valuation techniques used to measure assets and liabilities at fair value on a recurring basis.

15. Commitments and contingencies

We lease certain facilities, office space and equipment under operating leases for varying periods. Future minimum rental payments under non-cancelable operating leases with initial or remaining terms of one year or more at March 28, 2010 are as follows:

Fiscal Year	
2011	$19.7
2012	15.8
2013	12.1
2014	8.1
2015	6.0
Thereafter	4.8
Total	$66.5

Total rent expense for all operating leases was $22.2 million, $24.0 million and $22.6 million for fiscal 2010, 2009 and 2008, respectively.

Various lawsuits arising during the normal course of business are pending against us. In the opinion of management, the outcome of these lawsuits, either individually or in the aggregate, will not have a material effect on our consolidated financial position, results of operations, cash flows or business.

In the ordinary course of business, we warrant that our products will conform to contractually established standards and tolerances over various time periods. The warranty accrual as of March 28, 2010 and March 29, 2009, and the change in the accrual for fiscal 2010, 2009 and 2008, is not material to our consolidated financial position, results of operations or cash flows.

In connection with certain transactions, primarily divestitures, we may provide routine indemnifications (e.g., retention of previously existing environmental and tax liabilities) with terms that range in duration and often are not explicitly defined. Where appropriate, an obligation for such indemnifications is recorded as a liability. Because the obligated amounts of these types of indemnifications often are not explicitly stated, the overall maximum amount of the obligation under such indemnifications cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of divestiture, we have not historically made significant payments for these indemnifications.

16. Shareholders' equity

Authorized shares of common stock, with no par value and $1 stated value, consisted of 450.0 million shares at March 28, 2010 and March 29, 2009. Authorized and unissued no par serial preferred stock consisted of 1.0 million shares at March 28, 2010 and March 29, 2009.

Shareholder rights plan

The rights agreement, which was adopted in 1998, was renewed on December 16, 2008. The agreement is intended to protect the Company and its shareholders from potentially coercive takeover practices or takeover bids that are inconsistent with the interests of the Company and its shareholders. The agreement is not intended to deter offers that are fair and otherwise in the best interest of the Company's shareholders. Under the renewed rights agreement, each holder of the common stock of the Company at the close of business on December 16, 2008, received a dividend of one right for each share of common stock held entitling the holder to purchase from the Company one one-thousandth of a share of Series A No Par Serial Preferred Stock. Initially, the rights will be represented by the common stock certificates of the Company and will not be exercisable or traded separately from the common stock of the Company. In the absence of further board action, the rights will generally become exercisable if a person or group (i) acquires 15 percent or more of the outstanding common stock of the Company, or (ii) announces or commences a tender or exchange offer that would result in the person or group acquiring 15 percent or more of the outstanding common stock of the Company. Rights held by those that exceed the 15 percent threshold will be void.

In the event that any person or group acquires 15 percent or more of the outstanding common stock of the Company, and the rights are exercisable, each holder of a right (other than holders of rights that have become void) will have the right to receive upon exercise of the right, in lieu of shares of preferred stock, a number of shares of common stock of the Company having a market value of two times the exercise price of the right. If, after a person or group acquires 15 percent or more of the outstanding common stock of the Company, and while the rights are exercisable, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or in which shares of the common stock are exchanged for stock or other securities or property, or (ii) 50 percent or more of the Company's assets or earning power is sold or transferred, each holder of a right (other than holders of rights that have become void) shall thereafter have the right to receive, upon exercise of the right, common stock of the acquiring company having a value equal to two times the purchase price of the right.

The rights agreement also includes an exchange option. In general, after a person or group acquires 15 percent or more of the outstanding common stock of the Company and while the rights are exercisable, the board of directors may, at its option, effect an exchange of part or all of the rights (other than rights that have become void) for shares of the common stock or preferred stock of the Company. Under this option, the Company would issue one share of common stock of the Company for each right or one one-thousandth of a share of preferred stock for each right, subject to adjustment in certain circumstances.

The Board of Directors may, at its option, redeem all outstanding rights for $0.001 per right at any time prior to the later of the Stock Acquisition Date and the Distribution Date (as these terms are defined in the Rights Agreement). The rights will expire on December 15, 2018, unless earlier redeemed, exchanged, or amended by the board of directors. The rights do not have voting or dividend rights and, until they become exercisable, have no dilutive effect on our earnings.

17. Stock-based compensation plans

We account for our stock based compensation plans in accordance with stock-based compensation guidance, which requires that the compensation cost relating to share-based payment transactions be recognized in the financial statements over the vesting period, with the cost measured based on the estimated fair value of the equity or liability instruments issued.

We have three stock incentive plans for certain officers, key salaried employees and directors: the 1994 Stock Incentive Plan, the 1999 Nonqualified Stock Option Plan, and the 2001 Stock Incentive Plan. Shares authorized under these plans totaled approximately 25,192,000 shares. The plans allow for the grant of stock options, stock bonuses, stock appreciation rights, cash bonus rights and restricted stock.

Stock option awards

The Compensation Committee of the Board of Directors determines awards granted under officer and employee stock option plans. To date, all stock option awards under the stock incentive plans have been nonqualified stock option grants. The Compensation Committee fixes the time limit within which options may be exercised and other stock option terms. To date, option grant prices under the three stock incentive plans have been at the fair market value on the date of grant. Generally, options become exercisable at a rate of 25% each year over four years from the date of grant and expire ten years from the date of grant. Total expense recognized was $32.3 million, $35.1 million, and $25.0 million for fiscal 2010, 2009 and 2008, respectively.

Deferred stock unit awards

The Deferred Stock Unit Award Program provides for the grant of deferred stock units ("DSUs") to non-employee directors pursuant to the 2001 Stock Incentive Plan. At a date immediately following the Annual Meeting of Shareholders, each director is granted DSUs in an amount equal to $125,000 in fiscal 2010 and $100,000 in fiscal 2009 and 2008 divided by the closing price of PCC common stock on that date. Under the terms of the program, the units vest over three years, with provisions for accelerated vesting in certain circumstances. The DSUs are settled in shares of common stock equal to the number of units in a director's account at the time of settlement, which is no earlier than upon cessation of board service. At the time of the annual grant, the director will receive the value of the dividends that would have been paid on the stock underlying the DSUs during the year. The value of the dividends is divided by the closing price of PCC common stock to determine the number of units granted. The cost of these awards is determined as the market value of the shares at the date of grant. Total expense recognized was $0.7 million, $0.6 million, and $0.5 million for fiscal 2010, 2009 and 2008, respectively.

Employee stock purchase plan

We have an Employee Stock Purchase Plan ("ESPP") whereby we are authorized to issue shares of common stock to our full-time employees, nearly all of whom are eligible to participate. Under the terms of the plan, employees can choose to have up to 10 percent of their annual base earnings and bonus withheld to purchase PCC common stock subject to limitations established in the Internal Revenue Code. Employees then have the option to use the withheld funds to purchase shares of PCC common stock at the lower of 85 percent of the fair market value of the stock on the date of grant or on the date of purchase. Total expense recognized was $7.3 million, $7.3 million, and $6.7 million for fiscal 2010, 2009 and 2008, respectively.

Deferred compensation plan

We have a deferred compensation plan whereby eligible executives may elect to defer up to 100% of their regular cash compensation and cash incentive awards, and non-employee Board members may elect to defer up to 100% of their cash compensation for Board service. The compensation deferred under this plan is credited with earnings and losses as determined by the rate of return on investments selected by the plan participants. Each participant is fully vested in all deferred compensation and those earnings that have been credited to their individual accounts. Our promise to pay amounts deferred under this plan is an unsecured obligation. Balances at March 28, 2010 and March 29, 2009 of approximately $62.7 million and $51.1 million, respectively, are reflected in pension and other postretirement benefit obligations in the Consolidated Balance Sheets. As described below, at March 28, 2010 and March 29, 2009, there was $7.6 million and $5.8 million, respectively, of deferred compensation related to Phantom Stock Units included in additional paid-in capital.

One investment election of the deferred compensation plan is Phantom Stock Units, an investment that tracks the value of PCC common stock. Investments in Phantom Stock Units are permanent for the remaining period of employment at PCC. Effective March 20, 2009, the deferred compensation plan was amended such that payment of investments in Phantom Stock Units following retirement or termination of employment is made only in shares of PCC common stock. Under the amended plan, Phantom Stock Units are accounted for as equity awards. The stock based compensation expense is calculated at the date of purchase of Phantom Stock Units and recorded as additional paid in capital. The market value of Phantom Stock Units on March 20, 2009 of $5.8 million was reclassified from a long-term liability to paid-in capital. Previously, payment of investments in Phantom Stock Units following retirement or termination of employment was made in either cash or shares of PCC common stock, at the individual's election. Phantom Stock Units were accounted for as liability awards through March 20, 2009. In addition, current retirees with Phantom Stock Units receiving payments under the deferred compensation plan continue to be accounted for as liability awards as they were grandfathered under the former plan. The change in market value of Phantom Stock Units accounted for as liability awards are recognized in the consolidated statement of income. We recognized expense of approximately $0.8 million in fiscal 2010. Due to the decline in the fair value of PCC common stock during the respective fiscal years, we recognized income of approximately $4.9 million and $0.2 million in fiscal 2009 and 2008.

The total amount of cash received from the exercise of stock options was $67.4 million, $15.6 million, and $40.1 million in fiscal 2010, 2009 and 2008, respectively. The related tax benefit was $30.0 million, $12.7 million, and $47.3 million in fiscal 2010, 2009 and 2008, respectively.

The outstanding options for stock incentive plan shares have expiration dates ranging from fiscal 2011 to fiscal 2020. At March 28, 2010, approximately 5,503,000 stock incentive plan shares were available for future grants.

There were approximately 390,000 shares issued under the 2008 ESPP during the year ended March 28, 2010. At March 28, 2010, there were approximately 2,193,000 shares available for issuance under the 2008 Employee Stock Purchase Plan.

The following table sets forth total stock-based compensation expense and related tax benefit recognized in the Consolidated Statements of Income:

Fiscal	**2010**	**2009**	**2008**
Cost of good sold	**$ 12.7**	$ 13.4	$11.1
Selling and administrative expenses	**28.4**	24.7	20.9
Stock-based compensation before income taxes	**41.1**	38.1	32.0
Income tax benefit	**(12.4)**	(11.4)	(9.7)
Total stock-based compensation expense after income taxes	**$ 28.7**	$ 26.7	$22.3

No stock-based compensation expense was capitalized as of March 28, 2010 or March 29, 2009 as it was not material. As of March 28, 2010, we had $78.7 million of total unrecognized stock-based compensation expense, net of estimated forfeitures, to be recognized over a weighted average period of 2.9 years.

The fair value of the stock-based awards, as determined under the Black-Scholes valuation model, was estimated using the weighted-average assumptions outlined below:

Fiscal	2010	2009	2008
Stock option plans:			
Risk-free interest rate	**1.9%**	1.9%	2.2%
Expected dividend yield	**0.1%**	0.2%	0.1%
Expected volatility	**43.8%**	39.8%	37.1%
Expected life (in years)	**2.7–4.4**	2.7–4.4	2.7–4.4
Employee Stock Purchase Plan:			
Risk-free interest rate	**0.4%**	1.9%	1.6%
Expected dividend yield	**0.2%**	0.1%	0.1%
Expected volatility	**40.4%**	33.3%	37.1%
Expected life (in years)	**1.0**	1.0	1.0

We use the U.S. Treasury (constant maturity) interest rate as the risk-free interest rate, and we use 4-year historical volatility for stock option plans and 1-year historical volatility for the Employee Stock Purchase Plan as the expected volatility. Our determination of expected terms and estimated pre-vesting forfeitures is based on an analysis of historical and expected patterns.

The weighted-average fair value of stock-based compensation awards granted and the intrinsic value of options exercised during the period were:

Fiscal	2010	2009	2008
Stock option plans:			
Grant date fair value per share	**$37.25**	$19.34	$46.65
Total fair value of awards granted	**$ 51.8**	$ 36.3	$ 52.4
Total intrinsic value of options exercised	**$ 93.4**	$ 36.7	$141.0
Employee Stock Purchase Plan:			
Grant date fair value per share	**$21.68**	$23.32	$21.98
Total fair value	**$ 7.3**	$ 7.3	$ 6.7

Additional information with respect to stock option activity is as follows:

	Option Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (in millions)
Outstanding at April 1, 2007	5,927,000	$ 40.05	7.67	$181.6
Granted	1,124,000	139.32		
Exercised	(1,404,000)	28.54		
Forfeited or expired	(202,000)	58.22		
Outstanding at March 30, 2008	5,445,000	62.67	7.45	358.4
Granted	1,878,000	58.04		
Exercised	(499,000)	31.03		
Forfeited or expired	(273,000)	82.86		
Outstanding at March 29, 2009	6,551,000	62.67	7.29	89.1
Granted	1,384,000	101.89		
Exercised	(1,618,000)	41.64		
Forfeited or expired	(266,000)	90.68		
Outstanding at March 28, 2010	6,051,000	76.21	7.42	303.0
Vested or expected to vest at March 29, 2009 (1)	5,568,000	60.12	7.06	85.3
Vested or expected to vest at March 28, 2010 (1)	3,036,000	87.36	8.71	117.3
Exercisable at March 29, 2009	3,122,000	47.89	5.69	75.2
Exercisable at March 28, 2010	2,686,000	62.12	5.77	173.5

(1) Represents outstanding options reduced by expected forfeitures

18. Accumulated other comprehensive loss

Comprehensive income is the sum of net income and all other non-owner changes in equity. The components of the non-owner changes in equity, or accumulated other comprehensive loss were as follows (net of tax):

Fiscal	2010	2009
Cumulative unrealized foreign currency translation losses	**$ (76.8)**	$(120.1)
Pension and postretirement obligations	**(242.7)**	(161.6)
Unrecognized gain (loss) on derivatives	**2.3**	(6.5)
Accumulated other comprehensive loss	**$(317.2)**	$(288.2)

19. Derivatives and hedging activities

Derivative financial instruments are recorded in the financial statements and measured at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in income or shareholders' equity (as a component of accumulated other comprehensive loss) depending on whether the derivative is being used to hedge changes in fair value or cash flows.

We hold and issue derivative financial instruments for the purpose of hedging the risks of certain identifiable and anticipated transactions. In general, the types of risks hedged are those relating to the variability of future earnings and cash flows caused by movements in foreign currency exchange rates and changes in commodity prices and interest rates. We document our risk management strategy and hedge effectiveness at the inception of and during the term of each hedge. In the normal course of business, we execute the following types of hedge transactions:

Fair value hedges

We have sales and purchase commitments denominated in foreign currencies. Foreign currency forward contracts are used to hedge against the risk of change in the fair value of these commitments attributable to fluctuations in exchange rates. Changes in the fair value of the derivative instrument are offset in the income statement by changes in the fair value of the item being hedged.

Cash flow hedges

We have exposure from fluctuations in foreign currency exchange rates. Foreign currency forward contracts are used to hedge the variability in cash flows from forecast receipts or expenditures denominated in currencies other than the functional currency. For these cash flow hedge transactions, changes in the fair value of the derivative instruments are reported in accumulated other comprehensive loss. The gains and losses on cash flow hedge transactions that are reported in accumulated other comprehensive loss are reclassified to earnings in the periods in which earnings are affected by the variability of the cash flows of the hedged item. The ineffective portions of all hedges are recognized in current period earnings.

We formally assess, both at the hedge's inception and on an ongoing basis, whether the derivatives that are designated as hedging instruments have been highly effective in offsetting changes in the cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods. When it is determined that a derivative is not, or has ceased to be, highly effective as a hedge, we discontinue hedge accounting prospectively.

As of March 28, 2010, $3.2 million of deferred net gains (pre-tax) relating to derivative activity in accumulated other comprehensive loss are expected to be transferred to net earnings over the next twelve months when the forecasted transactions actually occur. As of March 28, 2010, the maximum term over which we are hedging exposures to the variability of cash flows for all forecasted and recorded transactions is fifteen months. The amount of net notional foreign exchange contracts outstanding as of March 28, 2010 was approximately $315 million. We believe that there is no significant credit risk associated with the potential failure of any counterparty to perform under the terms of any derivative financial instrument.

The following table presents the fair values of derivative instruments included within the consolidated balance sheet as of March 28, 2010:

	Asset Derivatives		Liability Derivatives	
Derivatives designated as hedging instruments	**Balance Sheet Location**	**Fair Value**	**Balance Sheet Location**	**Fair Value**
Foreign exchange contracts	Accounts receivable	$5.4	Accounts payable	$2.9

The following table presents the effect of derivatives not designated as hedging instruments in the consolidated statement of income for the year ended March 28, 2010:

		Amount of Gain (Loss) Recognized in Income on Derivatives	
Derivatives not designated as hedging instruments	**Location of Gain (Loss) Recognized in Income on Derivatives**	**3/28/10**	**3/29/09**
Foreign exchange contracts	Selling and administrative expense	$(12.4)	$12.4

The following table presents the effect of derivatives designated as hedging instruments in the consolidated statement of income for the year ended March 28, 2010:

			Derivatives in Cash Flow Hedging Relationships		Derivatives in Fair Value Hedging Relationships		
Derivatives designated as hedging instruments	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)	Location of Gain (Loss) in Pre-tax Income	Amount of Gain (Loss) Reclassified from Accumulated OCI into Pre-tax Income (Effective Portion)	Amount of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing) (Ineffective Portion)	Amount of Gain (Loss) Recognized in Income on Derivative (Effective Portion)	Amount of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing) (Ineffective Portion)	Total Amount of Gain (Loss) Recognized in Pre-tax Income
Foreign exchange contracts	$3.1	Net sales	$(1.1)	$(0.3)	$—	$—	$(1.4)
		Cost of goods sold	1.7	2.3	—	—	4.0
		Selling and administrative expense	(0.4)	0.5	—	—	0.1
		Interest income	—	0.8	—	—	0.8
	$3.1	Total Pre-Tax	$ 0.2	$ 3.3	$—	$—	$ 3.5

The following table presents the effect of derivative instruments in the consolidated statement of income for the year ended March 29, 2009:

			Derivatives in Cash Flow Hedging Relationships		Fair Value Hedging Relationships		
Derivatives designated as hedging instruments	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)	Location of Gain (Loss) in Pre-tax Income	Amount of Gain (Loss) Reclassified from Accumulated OCI into Pre-tax Income (Effective Portion)	Amount of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing) (Ineffective Portion)	Amount of Gain (Loss) Recognized in Income on Derivative (Effective Portion)	Amount of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing) (Ineffective Portion)	Total Amount of Gain (Loss) Recognized in Pre-tax Income
Foreign exchange contracts	$(8.8)	Net sales	$(15.6)	$ —	$—	$—	$(15.6)
		Cost of goods sold	2.4	—	—	—	2.4
		Selling and administrative expense	1.1	(0.2)	—	—	0.9
		Interest income	—	1.5	—	—	1.5
	$(8.8)	Total Pre-Tax	$(12.1)	$ 1.3	$—	$—	$(10.8)

20. Pension and other postretirement benefit plans

We sponsor many domestic and foreign defined benefit pension plans. Benefits provided by these plans are generally based on years of service and compensation. Our general funding policy for qualified pension plans is to contribute amounts at least sufficient to satisfy regulatory funding standards. We also provide postretirement medical benefits for certain eligible employees who have satisfied plan eligibility provisions, which include age and/or service requirements.

Pension and postretirement benefit obligations and funded status

	Pension Benefits		Other Postretirement Benefits	
Fiscal	**2010**	**2009**	**2010**	**2009**
Change in plan assets:				
Beginning fair value of plan assets	**$1,169.5**	$1,521.0	**$ —**	$ 2.0
Actual return on plan assets	**162.8**	(105.3)	**—**	—
Adjustment from curtailment	**0.9**	—	**—**	—
Company contributions	**211.8**	23.3	**11.2**	17.5
Plan participants' contributions	**2.7**	3.9	**—**	—
Benefits paid	**(80.7)**	(81.6)	**(11.2)**	(19.5)
Exchange rate and other	**6.2**	(191.8)	**—**	—
Ending fair value of plan assets	**$1,473.2**	$1,169.5	**$ —**	$ —
Change in projected benefit obligations:				
Beginning projected benefit obligations	**$1,259.9**	$1,525.8	**$ 122.7**	$ 133.2
Service cost	**30.0**	33.4	**1.3**	1.6
Interest cost	**86.6**	82.8	**8.5**	8.2
Plan participants' contributions	**2.7**	3.9	**—**	—
Amendments/curtailments	**1.1**	4.8	**—**	(3.4)
Actuarial losses (gains)	**188.5**	(154.2)	**9.0**	(1.3)
Benefits paid	**(80.7)**	(81.6)	**(11.2)**	(18.0)
Adjustment due to change in measurement date	**—**	29.1	**—**	2.4
Exchange rate and other	**2.2**	(184.1)	**—**	—
Ending projected pension and postretirement benefit obligations	**$1,490.3**	$1,259.9	**$ 130.3**	$ 122.7
Funded Status:				
Fair value of plan assets less than projected pension and postretirement benefit obligations	**$ (17.1)**	$ (90.4)	**$(130.3)**	$(122.7)
Amounts recognized in the balance sheets:				
Noncurrent asset	**$ 89.9**	$ 78.1	**$ —**	$ —
Current liabilities	**(4.7)**	(4.9)	**(10.8)**	(11.3)
Noncurrent liabilities	**(102.3)**	(163.6)	**(119.5)**	(111.4)
Net amount recognized	**$ (17.1)**	$ (90.4)	**$(130.3)**	$(122.7)
Amounts recognized in accumulated other comprehensive loss consist of:				
Net actuarial loss	**$ 340.1**	$ 225.6	**$ 18.9**	$ 10.5
Prior service cost (benefit)	**19.7**	22.8	**(6.0)**	(6.6)
Net amount recognized, before tax effect	**$ 359.8**	$ 248.4	**$ 12.9**	$ 3.9

Of the total amounts included in accumulated other comprehensive loss as of March 28, 2010, we estimate that we will recognize amortization of the following amounts as components of net periodic pension and postretirement benefit cost in fiscal 2011: net loss of $19.6 million; prior service cost of $2.4 million; and transition obligation of $0.2 million. Several of our defined benefit pension plans have accumulated benefit obligations in excess of plan assets. Amounts related to such plans are as follows: aggregate projected benefit obligation of $143.4 million; aggregate accumulated benefit obligation of $118.9 million; and aggregate fair value of plan assets of $36.4 million.

Components of net periodic pension cost

The net periodic pension cost for our pension plans consisted of the following components:

Fiscal	2010	2009	2008
Service cost	**$ 31.7**	$ 35.1	$ 38.5
Interest cost	**86.6**	82.8	84.4
Expected return on plan assets	**(104.6)**	(101.5)	(104.4)
Amortization of prior service cost/curtailment gain	**4.1**	4.1	2.9
Amortization of transition asset	**0.2**	0.2	0.3
Unrecognized net actuarial loss	**12.6**	4.1	12.3
Net periodic pension cost	**$ 30.6**	$ 24.8	$ 34.0

The net postretirement benefit cost of our postretirement benefit plans consisted of the following components:

Fiscal	2010	2009	2008
Service cost	**$ 1.3**	$ 1.6	$ 1.7
Interest cost	**8.5**	8.2	7.9
Amortization of prior service cost/curtailment gain	**(0.7)**	0.8	(0.4)
Unrecognized net actuarial loss	**0.7**	—	—
Net postretirement benefit cost	**$ 9.8**	$10.6	$ 9.2

The expense related to employer contributions to our 401(k) savings plans was $14.4 million, $16.2 million and $13.3 million in fiscal 2010, 2009 and 2008, respectively.

Components of amounts recognized in other comprehensive income:

The changes in plan assets and benefit obligations recognized in other comprehensive income ("OCI") for our pension plans consisted of the following:

Fiscal	2010	2009	2008
Net actuarial loss (gain)	**$114.6**	$ 75.7	$(74.1)
Amortization of net actuarial loss	**(0.4)**	(6.1)	(12.3)
Prior service cost	**0.7**	7.00	—
Amortization of prior service cost	**(3.6)**	(4.1)	(2.9)
Amortization of transition obligation	**(0.2)**	(0.2)	(0.2)
Adjustment due to change in measurement date	**—**	(2.3)	—
Exchange rate	**0.3**	(21.6)	2.9
Total recognized in OCI	**$111.4**	$ 48.4	$(86.6)

The changes in plan assets and benefit obligations recognized in other comprehensive income for our post retirement benefit plans consisted of the following:

Fiscal	2010	2009	2008
Net actuarial loss (gain)	**$8.4**	$(1.5)	$4.8
Amortization of net actuarial gain	**—**	—	0.1
Prior service cost	**—**	(3.4)	—
Amortization of prior service cost	**0.6**	(0.8)	0.3
Adjustment due to change in measurement date	**—**	(0.2)	—
Total recognized in OCI	**$9.0**	$(5.9)	$5.2

Weighted-average assumptions

The weighted-average assumptions used in determining the pension and postretirement benefit obligations in our pension and postretirement plans in fiscal 2010 and 2009 were as follows:

U.S. Plans	**Pension Benefits**		**Other Postretirement Benefits**	
Fiscal	**2010**	**2009**	**2010**	**2009**
Discount rate	**6.25%**	7.25%	**6.25%**	7.25%
Rate of compensation increase	**3.25%**	3.50%	**3.25%**	3.50%

Non-U.S. Plans	**Pension Benefits**	
Fiscal	**2010**	**2009**
Discount rate	**5.83%**	6.68%
Rate of compensation increase	**3.43%**	3.43%

As of March 28, 2010, the projected U.S. pension benefit obligation was $967.9 million and the non-U.S. pension benefit obligation was $522.4 million.

The weighted-average assumptions used in determining the net periodic pension and postretirement benefit cost in our pension and postretirement plans in fiscal 2010, 2009 and 2008 were as follows:

U.S. Plans	**Pension Benefits**			**Other Postretirement Benefits**		
Fiscal	**2010**	**2009**	**2008**	**2010**	**2009**	**2008**
Discount rate	**7.25%**	6.50%	6.00%	**7.25%**	6.50%	6.00%
Expected return on plan assets	**8.00%**	8.00%	8.00%	**—**	—	—
Rate of compensation increase	**3.50%**	3.50%	3.25%	**3.50%**	3.50%	3.25%

Non-U.S. Plans	**Pension Benefits**		
Fiscal	**2010**	**2009**	**2008**
Discount rate	**6.68%**	5.96%	5.22%
Expected return on plan assets	**7.50%**	7.50%	7.50%
Rate of compensation increase	**3.43%**	3.69%	3.22%

For the year ended March 28, 2010, our U.S. net periodic pension cost was $30.9 million and our non-U.S. net periodic benefit income was $0.3 million.

Health care trend rates

The health care cost trend rates used in fiscal 2010 and 2009 were as follows:

	Other Postretirement Benefits	
Fiscal	**2010**	**2009**
Health care cost trend assumed for next year	**8.47%**	9.12%
Ultimate trend rate	**4.30%**	4.30%
Year ultimate rate is reached	**2083**	2084

A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1 percentage point increase	**1 percentage point decrease**
Effect on total of service and interest cost components	$0.2	$(0.2)
Effect on postretirement benefit obligation	$2.8	$(2.7)

During fiscal 2010, we contributed $211.8 million to the defined benefit pension plans, of which $192.6 million was voluntary. In addition, we contributed $11.2 million to the other postretirement benefit plans during fiscal year 2010. We expect to contribute approximately $112.5 million to the defined benefit pension plans in fiscal 2011, of which $103.7 million is voluntary. We expect to contribute approximately $10.8 million to the other postretirement benefit plans during fiscal year 2011.

Estimated future benefit payments for our pension and other postretirement benefit plans are expected to be:

Fiscal Year	Pension Benefits	Other Postretirement Benefits
2011	$ 89.5	$10.8
2012	74.9	10.8
2013	78.0	10.7
2014	81.3	10.5
2015	84.5	10.5
2016-2019	481.5	51.3

Plan asset allocations

The Company's asset allocation strategy is designed to balance the objectives of achieving the asset return assumption consistently over the long-term while minimizing the volatility of the plans' funded status and the Company's pension expense. Asset classes with differing expected rates of return, return volatility and correlations are utilized to control risk and provide diversification. The asset categories are described below, along with the investment level classification under fair value guidance as defined in Note 14—Fair Value Measurements:

Public Equity Securities (Long/Hedged)

Long equity investments consist of publicly traded equity securities that are well diversified across managers, styles, sectors and countries. Hedged equity investments typically add short positions in equities or equity futures in order to generate absolute returns regardless of equity market direction. Public equity investments made directly through managed (separate) account structures and valued based upon closing prices reported in the active trading markets are classified as Level 1. Equity investments made indirectly via liquid pooled funds valued at the net asset value (NAV) of the fund are classified as Level 2.

Private Equity

Private equity investments consist of investments in limited partnerships or commingled vehicles with managers who purchase interests in non-public companies. These may be described as venture capital, early stage, special situations or restructuring funds. Private equity funds typically have low liquidity, a 10 year or longer investment commitment, and valuation methodologies that require the use of significant unobservable inputs. Private equity investments are classified as Level 3.

Absolute Return (Market Sectors/Arbitrage)

Absolute return strategies are investments with managers who seek specified levels of absolute returns with minimal correlation to market movements. Absolute return managers typically invest in futures, forwards or options on a variety of asset classes. Market sector strategies seek to capitalize on movements in commodity, currency, interest rate and/or other traditional markets while arbitrage strategies focus on credit, volatility or other alternative asset classes. Investments are typically made in limited partnerships and classified Level 2 when funds offer regular liquidity at fund NAVs and reported values are based on significant observable inputs. All other investments are classified as Level 3.

Royalty Investments

Royalty investments are made through a limited partnership which purchases income-producing royalties derived from sales of pharmaceutical products. Valuation of the fund is determined from an independent appraisal process whereby significant observable inputs are used in determining the fund's NAV. Liquidity is typically arranged in the secondary market with trades occurring at the most recent published NAV. Royalty investments are classified as Level 2.

Fixed Income (Investment/Non-Investment Grade)

Fixed income investments consist of public and private fixed income securities of U.S. and non-U.S. government and corporate issuers and fixed income mutual funds. Fixed income investments made directly through managed (separate) account structures and valued based upon closing prices reported in the active trading markets are classified as Level 1. Fixed income investments made indirectly via liquid pooled funds valued at the NAV of the fund are classified as Level 2.

Cash/Other

Cash and other investments include highly liquid money market securities, demand deposits and other cash equivalents.

The table below sets forth our target asset allocation for fiscal 2010 and the actual allocations at March 28, 2010 and March 29, 2009:

	Target Allocation 2010	Actual Allocation 3/28/2010	Actual Allocation 3/29/2009
Equity	**25-60%**	38%	47%
Fixed Income	**5-50%**	25%	19%
Absolute Return	**5-40%**	23%	19%
Royalties	**0-15%**	9%	10%
Cash/Other	**1-10%**	5%	5%
Total		100%	100%

The fair value of our pension plan assets at March 28, 2010 by asset category are as follows:

	Fair Value Measurements Using			
	Level 1	Level 2	Level 3	Total
Equity:				
Long	$206.3	$ 48.3	$ —	$ 254.6
Hedged	51.5	140.0	—	191.5
Private Equity / Venture Capital	—	—	110.4	110.4
Total Equity	257.8	188.3	110.4	556.5
Absolute Return:				
Market Sectors	—	161.2	—	161.2
Arbitrage	—	172.1	12.2	184.3
Total Absolute Return	—	333.3	12.2	345.5
Royalties	—	137.5	—	137.5
Fixed Income:				
Investment Grade	259.9	31.5	—	291.4
Non-Investment Grade	—	73.0	—	73.0
Total Fixed Income	259.9	104.5	—	364.4
Cash/Other	69.1	0.2	—	69.3
Total	$586.8	$763.8	$122.6	$1,473.2

The table below sets forth a summary of changes in the fair value of the pension plan's Level 3 assets for the year ended March 28, 2010:

Investment	Balance at March 29, 2009	Realized / Unrealized Gain / (Loss)	Contributions	Transfers Into / (Out of) Level 3	Balance at March 28, 2010
Private Equity / Venture Capital	$ 94.6	$ 4.4	$ 11.4	$—	$ 110.4
Arbitrage	12.5	(0.8)	0.5	—	12.2
Total	**$107.1**	**$ 3.6**	**$11.9**	**$—**	**$122.6**

21. Segment information

Information regarding segments is presented in accordance with segment disclosure guidance. Based on the criteria outlined in this guidance, our operations are classified into three reportable business segments: Investment Cast Products, Forged Products and Fastener Products. The Investment Cast Products and Forged Products segments are each comprised of two or more operating segments, which are aggregated in accordance with segment disclosure guidance in our determination of reportable segments.

Investment Cast Products

The Investment Cast Products segment manufactures investment castings, or provides related investment casting materials and alloys, for aircraft engines, industrial gas turbine engines, airframes, armaments, medical prostheses and other industrial applications.

Forged Products

The Forged Products segment manufactures forged components from sophisticated titanium and nickel-based alloys principally for the aerospace and power markets, or manufactures metal alloys used to produce forged components for aerospace and non-aerospace markets which include products for oil and gas, chemical processing, and pollution control applications. The segment also provides nickel superalloy and titanium revert management solutions, re-melting various material byproducts and reusing them in casting, forging, and fastener manufacturing processes. The Forged Products segment also produces seamless pipe for the power and the oil and gas industries.

Fastener Products

The Fastener Products segment primarily produces highly engineered fasteners, fastener systems and precision components for critical applications in the aerospace, automotive and industrial machinery markets. The majority of our Fastener Products sales come from the same aerospace customer base already served by our Investment Cast Products and Forged Products segments. The balance of the segment's sales is derived from automotive and general industrial markets, including farm machinery, construction equipment, machine tools, medical equipment, appliances and recreation.

Our chief operating decision maker evaluates performance and allocates resources based on revenues, operating income and net assets employed. Operating income amounts discussed below exclude restructuring and asset impairment charges. The accounting policies of the reportable segments are the same as those described in Note 1—Summary of Significant Accounting Policies. Segment results are as follows:

Fiscal	2010	2009	2008
Net sales:			
Investment Cast Products	**$1,851.3**	$2,272.1	$2,137.9
Forged Products	**2,283.0**	2,978.4	3,168.1
Fastener Products	**1,352.3**	1,550.7	1,412.6
Consolidated net sales	**$5,486.6**	$6,801.2	$6,718.6
Intercompany sales [1]:			
Investment Cast Products [2]	**$ 199.1**	$ 251.5	$ 111.4
Forged Products [3]	**703.4**	836.0	642.4
Fastener Products [4]	**84.9**	110.2	110.5
Total intercompany sales	**$ 987.4**	$1,197.7	$ 864.3
Segment operating income (loss):			
Investment Cast Products	**$ 560.0**	$ 582.7	$ 517.4
Forged Products	**529.7**	652.9	699.5
Fastener Products	**439.3**	459.1	373.6
Corporate expense	**(106.6)**	(98.5)	(94.6)
Total segment operating income	**1,422.4**	1,596.2	1,495.9
Restructuring and asset impairment	**—**	11.3	6.1
Interest expense, net	**13.1**	10.4	42.3
Consolidated income before income taxes and equity in earnings of unconsolidated affiliates	**$1,409.3**	$1,574.5	$1,447.5
Total assets:			
Investment Cast Products	**$1,190.8**	$1,214.4	$1,269.3
Forged Products [5]	**4,040.4**	2,661.7	2,518.0
Fastener Products	**2,064.4**	2,081.6	1,860.4
Corporate [6]	**340.8**	707.3	307.5
Discontinued operations	**24.3**	56.4	94.9
Consolidated total assets	**$7,660.7**	$6,721.4	$6,050.1
Depreciation and amortization expense:			
Investment Cast Products	**$ 35.7**	$ 33.1	$ 31.2
Forged Products	**75.2**	64.7	52.5
Fastener Products	**37.7**	37.0	37.0
Corporate	**6.6**	4.6	4.5
Consolidated depreciation and amortization expense	**$ 155.2**	$ 139.4	$ 125.2
Capital expenditures:			
Investment Cast Products	**$ 28.5**	$ 60.5	$ 65.4
Forged Products	**81.7**	109.7	116.6
Fastener Products	**16.8**	33.2	29.2
Corporate	**42.5**	1.1	13.5
Consolidated capital expenditures	**$ 169.5**	$ 204.5	$ 224.7

(1) *Intercompany sales consist of each segment's total intercompany sales, including intercompany sales within a segment and between segments.*

(2) *Investment Cast Products: Includes intersegment sales of $24.1 million, $24.0 million and $27.1 million for fiscal 2010, 2009 and 2008, respectively.*

(3) *Forged Products: Includes intersegment sales of $64.1 million, $75.6 million and $41.0 million for fiscal 2010, 2009 and 2008, respectively.*

(4) Fastener Products: Includes intersegment sales of $2.3 million, $3.3 million and $2.3 million for fiscal 2010, 2009 and 2008, respectively.
(5) Forged Products assets include $370.1 million in fiscal 2010 and $0 in fiscal 2009 and 2008, related to the investment in unconsolidated affiliates.
(6) Corporate assets consist principally of cash and cash equivalents, property, plant & equipment, deferred income taxes and other assets.

Net direct sales to General Electric were 13.9 percent, 11.8 percent and 12.1 percent of total sales in fiscal 2010, 2009 and 2008, respectively, as follows:

Fiscal	**2010**	**2009**	**2008**
Investment Cast Products	**$494.5**	$524.1	$474.7
Forged Products	**243.6**	244.9	305.7
Fastener Products	**26.7**	35.3	31.8
	$764.8	$804.3	$812.2

No other customer directly accounted for more than 10 percent of net sales.

Our business is conducted on a global basis with manufacturing, service and sales undertaken in various locations throughout the world. Net sales are attributed to geographic areas based on the location of the assets producing the revenues. Long-lived assets consist of net property, plant and equipment and certain other tangible long-term assets of the continuing operations. Geographic information regarding our net sales and long-lived assets is as follows:

Fiscal	**2010**	**2009**	**2008**
United States	**$4,497.5**	$5,511.8	$5,359.6
United Kingdom	**673.4**	866.3	922.4
Other countries	**315.7**	423.1	436.6
Net sales	**$5,486.6**	$6,801.2	$6,718.6
United States	**$1,448.6**	$1,009.8	$ 924.4
United Kingdom	**158.8**	152.0	166.4
Other countries	**110.4**	103.0	123.8
Assets of discontinued operations	**9.0**	24.2	36.0
Total tangible long-lived assets	**$1,726.8**	$1,289.0	$1,250.6

22. Condensed Consolidating Financial Information

Certain of our subsidiaries guarantee our registered securities consisting of $200 million of 5.6% Senior Notes due in 2013, as well as our private notes, bank credit facilities and CP. The following condensed consolidating financial information presents, in separate columns, financial information for (i) Precision Castparts Corp. (on a parent only basis) with its investment in its subsidiaries recorded under the equity method, (ii) guarantor subsidiaries that guarantee the Company's public and private notes, bank credit facilities and CP on a combined basis, with any investments in non-guarantor subsidiaries recorded under the equity method, (iii) direct and indirect non-guarantor subsidiaries on a combined basis, (iv) the eliminations necessary to arrive at the information for the Company and its subsidiaries on a consolidated basis, and (v) the Company on a consolidated basis, in each case for balance sheets as of March 28, 2010 and March 29, 2009, statements of income and statements of cash flows for the fiscal years ended March 28, 2010, March 29, 2009, and March 30, 2008. The public and private notes, bank facility and CP are fully and unconditionally guaranteed on a joint and several basis by each guarantor subsidiary. The guarantor subsidiaries include our domestic subsidiaries within the Investment Cast Products, Forged Products and Fastener Products segments that are 100% owned, directly or indirectly, by the Company within the meaning of Rule 3-10(h)(1) of Regulation S-X. There are no contractual restrictions limiting transfers of cash from guarantor and non-guarantor subsidiaries to the Company. The condensed consolidating financial information is presented herein, rather than separate financial statements for each of the guarantor subsidiaries, because guarantors are 100% owned and the guarantees are full and unconditional, joint and several.

The parent company, Precision Castparts Corp., had positive cash flows from operations for the years ended March 29, 2009 and March 30, 2008. The positive operating cash flows are due to a variety of factors, including dividends from its subsidiaries (which are treated as equity method investees for the purposes of this disclosure), the tax benefit on the book expense recorded for stock based compensation expense and timing differences on intercompany charges from the parent to the subsidiaries as those charges are often settled with subsidiaries prior to the payment to our third party vendors. In addition, a significant portion of the parent Company's expenses, such as stock based compensation expense, do not result in a current period cash outflow.

Condensed Consolidating Statements of Income

Year Ended March 28, 2010	Precision Castparts Corp.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net sales	$ —	$4,565.5	$1,111.5	$(190.4)	$5,486.6
Cost of goods sold	12.6	3,040.6	830.6	(190.4)	3,693.4
Selling and administrative expenses	84.8	198.8	87.2	—	370.8
Other (income) expense	(0.5)	(2.9)	3.4	—	—
Interest (income) expense, net	(45.8)	61.5	(2.6)	—	13.1
Equity in earnings of subsidiaries	(913.9)	(8.2)	—	922.1	—
Income (loss) before income tax and equity in earnings of unconsolidated affiliates	862.8	1,275.7	192.9	(922.1)	1,409.3
Provision for income taxes	(59.0)	505.8	38.8	—	485.6
Equity in earnings of unconsolidated affiliates	—	—	1.4	—	1.4
Net income (loss) from continuing operations	921.8	769.9	155.5	(922.1)	925.1
Net income (loss) from discontinued operations	—	5.1	(7.6)	—	(2.5)
Net income (loss)	921.8	775.0	147.9	(922.1)	922.6
Less: Net income attributable to noncontrolling interest	—	(0.5)	(0.3)	—	(0.8)
Net income (loss) attributable to PCC	$ 921.8	$ 774.5	$ 147.6	$(922.1)	$ 921.8

Condensed Consolidating Statements of Income

Year Ended March 29, 2009	Precision Castparts Corp.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net sales	$ —	$5,541.6	$1,543.0	$ (283.4)	$6,801.2
Cost of goods sold	13.6	3,884.6	1,203.8	(283.4)	4,818.6
Selling and administrative expenses	84.7	212.2	89.5	—	386.4
Restructuring and asset impairment	—	7.1	4.2	—	11.3
Other expense (income)	6.4	(20.8)	14.4	—	—
Interest (income) expense, net	(60.9)	73.7	(2.4)	—	10.4
Equity in earnings of subsidiaries	(1,076.5)	(20.8)	—	1,097.3	—
Income (loss) before income tax and noncontrolling interest	1,032.7	1,405.6	233.5	(1,097.3)	1,574.5
Provision for income taxes	(11.8)	488.3	61.6	—	538.1
Net income (loss) from continuing operations	1,044.5	917.3	171.9	(1,097.3)	1,036.4
Net income from discontinued operations	—	2.5	5.9	—	8.4
Net income (loss)	1,044.5	919.8	177.8	(1,097.3)	1,044.8
Less: Net income attributable to noncontrolling interest	—	1.4	(1.7)	—	(0.3)
Net income (loss) attributable to PCC	$ 1,044.5	$ 921.2	$ 176.1	$(1,097.3)	$1,044.5

Condensed Consolidating Statements of Income

Year Ended March 30, 2008	Precision Castparts Corp.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net sales	$ —	$5,300.9	$1,704.2	$(286.5)	$6,718.6
Cost of goods sold	11.1	3,807.1	1,341.7	(286.5)	4,873.4
Selling and administrative expenses	83.2	193.6	72.5	—	349.3
Restructuring and asset impairment	—	0.2	5.9	—	6.1
Other (income) expense	(1.9)	(8.3)	10.2	—	—
Interest (income) expense, net	(222.5)	119.5	145.3	—	42.3
Equity in earnings of subsidiaries	(838.8)	(41.3)	—	880.1	—
Income (loss) before income tax and noncontrolling interest	968.9	1,230.1	128.6	(880.1)	1,447.5
Provision for income taxes	(18.4)	428.6	80.0	—	490.2
Net income (loss) from continuing operations	987.3	801.5	48.6	(880.1)	957.3
Net income from discontinued operations	—	23.2	8.0	—	31.2
Net income (loss)	987.3	824.7	56.6	(880.1)	988.5
Less: Net income attributable to noncontrolling interest	—	—	(1.2)	—	(1.2)
Net income (loss) attributable to PCC	$ 987.3	$ 824.7	$ 55.4	$(880.1)	$ 987.3

Condensed Consolidating Balance Sheets

March 28, 2010	Precision Castparts Corp.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Assets					
Current assets:					
Cash and cash equivalents	$ 14.8	$ 1.3	$ 96.3	$ —	$ 112.4
Receivables, net	46.1	2,780.7	75.7	(2,051.2)	851.3
Inventories	—	1,186.3	253.9	—	1,440.2
Prepaid expenses	3.2	7.4	11.4	—	22.0
Income tax receivable	85.3	—	—	(5.8)	79.5
Deferred income taxes	5.6	—	2.4	(4.3)	3.7
Discontinued operations	—	28.1	83.0	(98.1)	13.0
Total current assets	155.0	4,003.8	522.7	(2,159.4)	2,522.1
Property, plant and equipment, net	1.8	885.6	347.2	—	1,234.6
Goodwill	—	2,335.6	512.7	—	2,848.3
Deferred income taxes	62.3	—	—	(62.3)	—
Investments in subsidiaries	8,104.2	435.9	—	(8,540.1)	—
Other assets	118.8	483.8	441.7	—	1,044.3
Discontinued operations	—	5.9	5.5	—	11.4
	$8,442.1	$8,150.6	$1,829.8	$(10,761.8)	$7,660.7
Liabilities and Equity					
Current liabilities:					
Long-term debt currently due and short-term borrowings	$ 14.7	$ 0.2	$ 0.2	$ —	$ 15.1
Accounts payable	2,110.0	460.6	162.6	(2,149.3)	583.9
Accrued liabilities	23.5	217.4	47.0	(1.1)	286.8
Income taxes payable	—	—	5.8	(5.8)	—
Deferred income taxes	—	4.3	—	(4.3)	—
Discontinued operations	—	6.6	1.4	—	8.0
Total current liabilities	2,148.2	689.1	217.0	(2,160.5)	893.8
Long-term debt	228.6	0.3	6.0	—	234.9
Deferred income taxes	—	149.0	55.5	(62.3)	142.2
Pension and other postretirement benefit obligations	147.0	130.7	6.7	—	284.4
Other long-term liabilities	26.6	177.9	7.7	—	212.2
Discontinued operations	—	1.5	—	—	1.5
Commitments and contingencies					
Shareholders' equity:					
Common stock and paid-in capital	1,405.7	3,654.8	1,072.2	(4,727.0)	1,405.7
Retained earnings	4,800.3	3,454.8	594.2	(4,049.0)	4,800.3
Accumulated other comprehensive (loss) income	(314.3)	(108.0)	(131.9)	237.0	(317.2)
Total PCC shareholders' equity	5,891.7	7,001.6	1,534.5	(8,539.0)	5,888.8
Noncontrolling interest	—	0.5	2.4	—	2.9
Total equity	5,891.7	7,002.1	1,536.9	(8,539.0)	5,891.7
	$8,442.1	$8,150.6	$1,829.8	$(10,761.8)	$7,660.7

Condensed Consolidating Balance Sheets

March 29, 2009	Precision Castparts Corp.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Assets					
Current assets:					
Cash and cash equivalents	$ 423.2	$ 1.9	$ 129.4	$ —	$ 554.5
Receivables, net	46.1	2,067.3	140.1	(1,347.4)	906.1
Inventories	—	1,001.9	223.8	—	1,225.7
Prepaid expenses	1.5	7.2	7.3	—	16.0
Deferred income taxes	3.7	44.2	10.9	—	58.8
Discontinued operations	—	40.1	91.9	(108.4)	23.6
Total current assets	474.5	3,162.6	603.4	(1,455.8)	2,784.7
Property, plant and equipment, net	39.3	848.7	255.0	—	1,143.0
Goodwill	—	1,924.0	493.8	—	2,417.8
Deferred income taxes	42.5	—	—	(42.5)	—
Investments in subsidiaries	6,194.5	443.7	—	(6,638.2)	—
Other assets	102.3	113.6	110.4	16.4	342.7
Discontinued operations	—	26.2	7.0	—	33.2
	$6,853.1	$6,518.8	$1,469.6	$(8,120.1)	$6,721.4
Liabilities and Equity					
Current liabilities:					
Long-term debt currently due and short-term borrowings	$ 48.0	$ 6.5	$ 0.5	$ —	$ 55.0
Accounts payable	1,506.1	440.4	109.5	(1,455.8)	600.2
Accrued liabilities	26.8	252.0	67.2	(1.1)	344.9
Income taxes payable	30.4	—	14.7	—	45.1
Discontinued operations	—	10.4	5.2	—	15.6
Total current liabilities	1,611.3	709.3	197.1	(1,456.9)	1,060.8
Long-term debt	249.3	0.5	0.5	—	250.3
Deferred income taxes	—	127.0	27.3	(42.5)	111.8
Pension and other postretirement benefit obligations	127.8	194.1	6.5	—	328.4
Other long-term liabilities	4.9	90.3	8.3	—	103.5
Discontinued operations	—	0.4	3.1	—	3.5
Commitments and contingencies					
Shareholders' equity:					
Common stock and paid-in capital	1,252.6	2,806.7	931.4	(3,738.1)	1,252.6
Retained earnings	3,895.4	2,679.9	447.0	(3,126.9)	3,895.4
Accumulated other comprehensive (loss) income	(288.2)	(89.9)	(154.4)	244.3	(288.2)
Total PCC shareholders' equity	4,859.8	5,396.7	1,224.0	(6,620.7)	4,859.8
Noncontrolling interest	—	0.5	2.8	—	3.3
Total equity	4,859.8	5,397.2	1,226.8	(6,620.7)	4,863.1
	$6,853.1	$6,518.8	$1,469.6	$(8,120.1)	$6,721.4

Condensed Consolidating Statements of Cash Flows

Year Ended March 28, 2010	Precision Castparts Corp.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net cash (used) provided by operating activities	$ (112.6)	$ 864.2	$ 158.2	$ —	$ 909.8
Acquisitions of businesses	(864.2)	—	—	—	(864.2)
Investment in unconsolidated affiliates	—	—	(351.0)	—	(351.0)
Capital expenditures	(0.3)	(91.9)	(77.3)	—	(169.5)
Intercompany advances	(150.4)	(759.0)	25.0	884.4	—
Intercompany loans	(73.6)	—	—	73.6	—
Dispositions of business and other	24.8	(11.6)	(6.3)	—	6.9
Net cash provided (used) by investing activities of discontinued operations	—	5.1	4.2	(7.3)	2.0
Net cash (used) provided by investing activities	(1,063.7)	(857.4)	(405.4)	950.7	(1,375.8)
Net change in short-term borrowings	—	—	0.1	—	0.1
Net change in long-term debt	(54.0)	(6.4)	5.0	—	(55.4)
Common stock issued	89.0	—	—	—	89.0
Cash dividends	(16.9)	—	—	—	(16.9)
Excess tax benefits from share-based payment arrangements	23.1	—	—	—	23.1
Intercompany advances	726.7	—	—	(726.7)	—
Intercompany loans	—	—	73.6	(73.6)	—
Capital contributions	—	—	150.4	(150.4)	—
Net cash used by financing activities of discontinued operations	—	(1.0)	—	—	(1.0)
Net cash provided (used) by financing activities	767.9	(7.4)	229.1	(950.7)	38.9
Effect of exchange rate changes on cash and cash equivalents	—	—	(15.0)	—	(15.0)
Net decrease in cash and cash equivalents	(408.4)	(0.6)	(33.1)	—	(442.1)
Cash and cash equivalents at beginning of year	423.2	1.9	129.4	—	554.5
Cash and cash equivalents at end of year	$ 14.8	$ 1.3	$ 96.3	$ —	$ 112.4

Condensed Consolidating Statements of Cash Flows

Year Ended March 29, 2009	Precision Castparts Corp.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net cash provided by operating activities	$ 38.2	$ 885.4	$179.5	$ —	$1,103.1
Acquisitions of businesses	(486.8)	—	(3.7)	—	(490.5)
Capital expenditures	(1.2)	(140.5)	(62.8)	—	(204.5)
Intercompany advances	—	(707.2)	12.2	695.0	—
Intercompany loans	107.3	—	—	(107.3)	—
Dispositions of business and other	15.6	9.4	1.0	—	26.0
Net cash (used) provided by investing activities of discontinued operations	—	(1.1)	3.0	3.0	4.9
Net cash (used) provided by investing activities	(365.1)	(839.4)	(50.3)	590.7	(664.1)
Net change in short-term borrowings	—	—	(0.1)	—	(0.1)
Net change in long-term debt	(49.0)	(0.3)	(0.6)	—	(49.9)
Common stock issued	36.7	—	—	—	36.7
Cash dividends	(16.7)	—	—	—	(16.7)
Excess tax benefits from share-based payment arrangements	11.5	—	—	—	11.5
Intercompany advances	698.0	—	—	(698.0)	—
Intercompany loans	—	(43.7)	(54.7)	98.4	—
Net cash (used) provided by financing activities of discontinued operations	—	(0.9)	(8.9)	8.9	(0.9)
Net cash provided (used) by financing activities	680.5	(44.9)	(64.3)	(590.7)	(19.4)
Effect of exchange rate changes on cash and cash equivalents	—	—	(86.4)	—	(86.4)
Net increase (decrease) in cash and cash equivalents	353.6	1.1	(21.5)	—	333.2
Cash and cash equivalents at beginning of year	69.6	0.8	150.9	—	221.3
Cash and cash equivalents at end of year	$ 423.2	$ 1.9	$129.4	$ —	$ 554.5

Condensed Consolidating Statements of Cash Flows

Year Ended March 30, 2008	Precision Castparts Corp.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net cash provided by operating activities	$ 134.0	$ 489.0	$ 14.5	$ 276.2	$ 913.7
Acquisitions of businesses	(113.3)	1.2	(142.1)	—	(254.2)
Capital expenditures	(13.5)	(159.8)	(51.4)	—	(224.7)
Intercompany advances	—	(385.7)	(126.3)	512.0	—
Intercompany receivables securitization	—	—	276.2	(276.2)	—
Intercompany loans	(68.3)	—	—	68.3	—
Dispositions of business and other	42.3	7.8	2.2	—	52.3
Net cash (used) provided by investing activities of discontinued operations	—	(1.1)	4.2	(5.8)	(2.7)
Net cash (used) provided by investing activities	(152.8)	(537.6)	(37.2)	298.3	(429.3)
Net change in commercial paper and short-term borrowings	(352.9)	—	(0.2)	—	(353.1)
Net change in long-term debt	(163.2)	(1.2)	(0.1)	—	(164.5)
Common stock issued	53.6	—	—	—	53.6
Cash dividends	(16.6)	—	—	—	(16.6)
Excess tax benefits from share-based payment arrangements	43.2	—	—	—	43.2
Intercompany advances	506.2	—	—	(506.2)	—
Intercompany loans	—	43.7	25.5	(69.2)	—
Net cash (used) provided by financing activities of discontinued operations	—	(0.7)	(0.9)	0.9	(0.7)
Net cash provided (used) by financing activities	70.3	41.8	24.3	(574.5)	(438.1)
Effect of exchange rate changes on cash and cash equivalents	—	—	24.6	—	24.6
Net increase (decrease) in cash and cash equivalents	51.5	(6.8)	26.2	—	70.9
Cash and cash equivalents at beginning of year	18.1	7.6	124.7	—	150.4
Cash and cash equivalents at end of year	$ 69.6	$ 0.8	$ 150.9	$ —	$ 221.3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Precision Castparts Corp.
Portland, Oregon

We have audited the accompanying consolidated balance sheets of Precision Castparts Corp. and subsidiaries (the "Company") as of March 28, 2010 and March 29, 2009, and the related consolidated statements of income, equity and comprehensive income, and of cash flows for each of the three years in the period ended March 28, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Precision Castparts Corp. and subsidiaries as of March 28, 2010 and March 29, 2009, and the results of their operations and their cash flows for each of the three years in the period ended March 28, 2010, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of March 28, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated May 27, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Portland, Oregon
May 27, 2010

Quarterly Financial Information [1]

(Unaudited)
(In millions, except per share data)

2010	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net sales	$1,375.7	$1,297.9	$1,372.2	$1,440.8
Gross profit	$ 466.7	$ 426.4	$ 443.8	$ 456.3
Net income	$ 240.5	$ 207.4	$ 233.2	$ 241.5
Net income attributable to PCC shareholders:				
Continuing operations	$ 240.2	$ 218.0	$ 228.7	$ 237.4
Discontinued operations	0.2	(10.7)	4.2	3.8
	$ 240.4	$ 207.3	$ 232.9	$ 241.2
Net income per share-basic:				
Continuing operations	$ 1.71	$ 1.55	$ 1.62	$ 1.68
Discontinued operations	0.01	(0.07)	0.03	0.02
	$ 1.72	$ 1.48	$ 1.65	$ 1.70
Net income per share-diluted:				
Continuing operations	$ 1.70	$ 1.54	$ 1.61	$ 1.66
Discontinued operations	—	(0.08)	0.03	0.03
	$ 1.70	$ 1.46	$ 1.64	$ 1.69
Cash dividends per share	$ 0.03	$ 0.03	$ 0.03	$ 0.03
Common stock prices:				
High	$ 89.39	$ 103.58	$ 115.60	$ 124.97
Low	$ 57.09	$ 67.44	$ 93.00	$ 101.86
End	$ 73.11	$ 100.23	$ 113.96	$ 123.82

2009	1st Quarter	2nd Quarter	3rd Quarter [2]	4th Quarter
Net sales	$ 1,801.7	$ 1,790.6	$ 1,608.9	$ 1,600.0
Gross profit	$ 521.3	$ 496.6	$ 466.6	$ 498.1
Net income	$ 275.9	$ 269.5	$ 239.2	$ 260.2
Net income attributable to PCC shareholders:				
Continuing operations	$ 272.1	$ 263.9	$ 237.0	$ 263.1
Discontinued operations	3.7	5.4	2.1	(2.8)
	$ 275.8	$ 269.3	$ 239.1	$ 260.3
Net income per share-basic:				
Continuing operations	$ 1.95	$ 1.89	$ 1.70	$ 1.88
Discontinued operations	0.03	0.04	0.02	(0.02)
	$ 1.98	$ 1.93	$ 1.72	$ 1.86
Net income per share-diluted:				
Continuing operations	$ 1.93	$ 1.88	$ 1.69	$ 1.87
Discontinued operations	0.03	0.03	0.01	(0.02)
	$ 1.96	$ 1.91	$ 1.70	$ 1.85
Cash dividends per share	$ 0.03	$ 0.03	$ 0.03	$ 0.03
Common stock prices:				
High	$ 131.38	$ 108.21	$ 80.47	$ 69.67
Low	$ 94.63	$ 77.17	$ 47.08	$ 47.71
End	$ 99.05	$ 81.38	$ 56.84	$ 63.12

(1) Historical amounts have been restated to present certain businesses as discontinued operations.

(2) The third quarter of fiscal 2009 includes an $11.3 million charge for costs associated with restructuring activities across all segments.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Controls and Procedures

We maintain disclosure controls and procedures that are designed with the objective of providing reasonable assurance that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and our management is required to apply their judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, an evaluation was performed on the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this annual report. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were effective as of March 28, 2010.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Chief Executive Officer and Chief Financial Officer Certifications

The certifications of our Chief Executive Officer and Chief Financial Officer required under Section 302 of the Sarbanes-Oxley Act have been filed as Exhibits 31.1 and 31.2 to this report. Additionally, in August 2009, the Company's Chief Executive Officer filed with the New York Stock Exchange ("NYSE") an annual certification of compliance with NYSE listing standards without qualification.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as this term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting process is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. Based on our assessment using that criteria, our management concluded that, as of March 28, 2010, the Company's internal control over financial reporting was effective.

During fiscal 2010, PCC acquired Carlton Forge Works and a small related manufacturing operation on September 30, 2009 in a purchase business combination. Management has excluded Carlton Forge Works from its assessment of internal control over financial reporting as of March 28, 2010 as it was determined that Management could not complete an assessment of the internal control over financial reporting of the acquired businesses in the period between the acquisition date and the date of management's assessment date. Total assets and revenues of this acquisition represent approximately 11.7% and 2.5%, respectively, of the related consolidated financial statement amounts as of and for the fiscal year ended March 28, 2010.

Our internal control over financial reporting as of March 28, 2010, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Precision Castparts Corp.
Portland, Oregon

We have audited the internal control over financial reporting of Precision Castparts Corp. and subsidiaries (the "Company") as of March 28, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Carlton Forge Works, Inc. and a related manufacturing operation (collectively, "Carlton Forge Works"), which were acquired on September 30, 2009, and whose financial statements constitute, in aggregate, 11.7% of total assets and 2.5% of revenues of the consolidated financial statement amounts as of and for the year ended March 28, 2010. Accordingly, our audit did not include the internal control over financial reporting at Carlton Forge Works. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 28, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 28, 2010 of the Company and our report dated May 27, 2010 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP

Portland, Oregon
May 27, 2010

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE OF THE REGISTRANT

Information with respect to Directors of the Company is incorporated herein by reference to "Proposal 1: Election of Directors" continuing through "Board of Directors and Committee Meetings and Board Leadership Structure" and to "Audit Committee" and "Report of the Audit Committee" in our Proxy Statement to be filed for the 2010 Annual Meeting of Shareholders of the Registrant. The information required by this item with respect to our executive officers follows Part I, Item 4(a) of this document.

Information with respect to compliance with Section 16(a) of the Exchange Act is incorporated herein by reference to "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement to be filed for the 2010 Annual Meeting of Shareholders of the Registrant.

The Company has adopted a code of ethics that applies to the Registrant's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Company has posted this Code of Conduct on the PCC Corporate Center at www.precast.com/PCC/Governance.html. A copy may also be received free of charge by calling Investor Relations at (503) 946-4850 or sending an email to info@precastcorp.com.

ITEM 11. EXECUTIVE COMPENSATION

Information with respect to Executive Compensation is incorporated herein by reference to "Compensation of Executive Officers," "Compensation Discussion and Analysis" and "Director Compensation" in the Proxy Statement to be filed for the 2010 Annual Meeting of Shareholders of the Registrant.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information with respect to Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters is incorporated herein by reference to "Security Ownership of Certain Beneficial Owners," "Security Ownership of Directors and Executive Officers" and "Equity Compensation Plan Information" in the Proxy Statement to be filed for the 2010 Annual Meeting of Shareholders of the Registrant.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information with respect to Certain Relationships and Related Transactions and Director Independence is incorporated herein by reference to "Proposal 1: Election of Directors, Corporate Governance" and continuing through "Director Independence" and to "Transactions with Related Persons" in the Proxy Statement to be filed for the 2010 Annual Meeting of Shareholders of the Registrant.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information with respect to Principal Accounting Fees and Services is incorporated herein by reference to "Proposal 2: Ratification of Appointment of Independent Registered Public Accounting Firm" in the Proxy Statement to be filed for the 2010 Annual Meeting of Shareholders of the Registrant.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) Financial Statements

The following consolidated financial statements of Precision Castparts Corp. are included in "Item 8. Financial Statements and Supplementary Data."

Consolidated Statements of Income
Consolidated Balance Sheets
Consolidated Statements of Cash Flows
Consolidated Statements of Equity and Comprehensive Income
Notes to Consolidated Statements
Report of Independent Registered Public Accounting Firm

(a)(2) Financial Statement Schedules

None.

(a)(3) Exhibits

3.1	Restated Articles of Incorporation of Precision Castparts Corp., as amended. (Incorporated herein by reference to Exhibit 3(A) to the Form 10-K filed June 11, 2002.)
3.2	Articles of Amendment to Restated Articles of Incorporation of Precision Castparts Corp. (Incorporated herein by reference to Exhibit 3(i) to the Form 10-Q filed November 8, 2006.)
3.3	Articles of Amendment to Restated Articles of Incorporation of Precision Castparts Corp. (Incorporated herein by reference to Exhibit 3.1 to the Form 8-K filed December 16, 2008.)
3.4	Bylaws of Precision Castparts Corp. (Incorporated herein by reference to Exhibit 3.2 to the Form 8-K filed August 14, 2009.)
4.1	Indenture dated December 17, 1997 between J.P. Morgan Trust Company, National Association (as successor to Bank One Trust Company, N.A., which was the successor to The First National Bank of Chicago) as Trustee and PCC (Incorporated herein by reference to Exhibit (4)A to the Form 10-K filed June 26, 1998.)
4.2	First Supplemental Indenture dated as of June 30, 2001 between J.P. Morgan Trust Company, National Association (as successor to Bank One Trust Company, N.A., which was the successor to The First National Bank of Chicago) as Trustee and PCC (Incorporated herein by reference to Exhibit 4.6 to the Form S-4 filed September 23, 2003.)
4.3	PCC Guarantee of Subsidiaries dated July 1, 2001 (Incorporated herein by reference to Exhibit (4)E to the Form 10-K filed June 11, 2002.)
4.4	Second Supplemental Indenture dated as of December 9, 2003 among J.P. Morgan Trust Company, National Association (as successor to Bank One Trust Company, N.A., which was the successor to The First National Bank of Chicago), as Trustee, PCC and the guarantors named therein (Incorporated herein by reference to Exhibit 4.2 to the Form 10-Q filed February 11, 2004.)
4.5	Third Supplemental Indenture dated as of December 9, 2003 among J.P. Morgan Trust Company, National Association (as successor to Bank One Trust Company, N.A., which was the successor to The First National Bank of Chicago), as Trustee, PCC and the guarantors named therein (Incorporated herein by reference to Exhibit 4.3 to the Form 10-Q filed February 11, 2004.)
4.6	Tri-Party Agreement dated as of August 18, 2005 by and among PCC, J.P. Morgan Trust Company, National Association, as resigning trustee, and U.S. Bank National Association, as successor trustee (Incorporated herein by reference to Exhibit 4.8 to the Form 10-K filed June 14, 2006.)
4.7	Form of 5.60% Senior Note due 2013 (Incorporated herein by reference to Exhibit A to Exhibit 4.2 to the Form 10-Q filed February 11, 2004.)
4.8	Form of Notation of Guarantee (Incorporated herein by reference to Exhibit E to Exhibit 4.2 to the Form 10-Q filed February 11, 2004.)
4.9	Amended and Restated Note Purchase Agreement dated as of December 9, 2003 among PCC and the Holders named therein (Incorporated herein by reference to Exhibit 4.7 to the Form 10-Q filed February 11, 2004.)
4.10	Rights Agreement, dated as of December 12, 2008, between Precision Castparts Corp. and the Bank of New York Mellon (Incorporated herein by reference to Exhibit 4.1 to the Form 8-K filed December 16, 2008.)
10.1	Amended and Restated Credit Agreement dated as of October 14, 2005 among Precision Castparts Corp., Bank of America, N.A. as Administrative Agent, Swing Line Lender and L/C Issuer, and the Other Financial Institutions Party thereto (Incorporated herein by reference to Exhibit 10.2 to the Form 10-Q filed November 6, 2009.) **
10.2	Guaranty Agreement dated as of December 9, 2003 among the Bank of America, N.A. and the subsidiaries of Precision Castparts Corp. named therein (Incorporated herein by reference to Exhibit 10.4 to the Form 10-Q filed February 11, 2004.)

10.3	Amendment No. 1 to Guaranty Agreement, dated as of October 14, 2005, among the Bank of America, N.A. and the subsidiaries of Precision Castparts Corp. named therein (Incorporated herein by reference to Exhibit 10.13 to the Form 10-K filed June 14, 2006.)
10.4	Amendment No. 4 to Amended and Restated Credit Agreement and Amendment No. 2 to Guaranty Agreement dated as of May 16, 2007 (Incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed May 21, 2007.)
10.5	Non-Employee Directors' Stock Option Plan (Incorporated herein by reference to Exhibit (10)B to the Form 10-Q filed August 8, 1997.) *
10.6	1994 Stock Incentive Plan, as amended (Incorporated herein by reference to Exhibit 10.2 to the Form 8-K filed November 19, 2007.) *
10.7	1999 Non-Qualified Stock Option Plan, as amended (Incorporated herein by reference to Exhibit 10.3 to the Form 8-K filed November 19, 2007.)
10.8	2001 Stock Incentive Plan, as amended (Incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed August 15, 2008.) *
10.9	2008 Employee Stock Purchase Plan (Incorporated herein by reference to Exhibit 10.1 to the Form 10-Q filed February 5, 2010) *
10.10	Non-Employee Directors Deferred Stock Units Program *
10.11	Form of Nonstatutory Stock Option Agreement for SERP Level One and Level Two Participants (Incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed August 14, 2009.) *
10.12	Form of Deferred Stock Units Award Agreement *
10.13	Executive Performance Incentive Plan (Incorporated herein by reference to Exhibit A to the Company's July 3, 2007 Proxy Statement.) *
10.14	Incentive Compensation Program for Human Capital Planning Performance (Incorporated herein by reference to Exhibit 10.15 to the Form 10-K filed May 28, 2009.) *
10.15	Executive Deferred Compensation Plan, 2005 Restatement as amended through Amendment No. 3 (Incorporated herein by reference to Exhibit 10.16 to the Form 10-K filed May 28, 2009.) *
10.16	Nonemployee Directors' Deferred Compensation Plan, 2005 Restatement as amended through Amendment No. 3 (Incorporated herein by reference to Exhibit 10.17 to the Form 10-K filed May 28, 2009.) *
10.17	Frozen Supplemental Executive Retirement Program, December 31, 2004 Restatement (Incorporated herein by reference to Exhibit 10.2 to the Form 8-K filed December 19, 2006.) *
10.18	Supplemental Executive Retirement Program—Level One Plan—Ongoing (Incorporated herein by reference to Exhibit 10.3 to the Form 8-K filed December 19, 2006.) *
10.19	Supplemental Executive Retirement Program—Level Two Plan—Ongoing (Incorporated herein by reference to Exhibit 10.4 to the Form 8-K filed December 19, 2006.) *
10.20	Form of Change of Control Agreement for Executives of Precision Castparts Corp. (Incorporated herein by reference to Exhibit 10.1 to the Form 10-Q filed February 6, 2009). *
10.21	Form of Indemnity Agreement for Executives of Precision Castparts Corp. (Incorporated herein by reference to Exhibit (10)M to the Form 10-K filed June 12, 2001.) *
10.22	Roger Cooke agreement, dated as of March 13, 2000 (Incorporated herein by reference to Exhibit 10.28 to the Form 10-K filed May 31, 2007) *
10.23	Time Sharing Agreement, dated October 23, 2007, between Precision Castparts Corp. and Mark Donegan (Incorporated herein by reference to Exhibit 10.1 to the Form 10-Q filed November 9, 2007.) *
21	Subsidiaries of Precision Castparts Corp.

23.1	Consent of Independent Registered Public Accounting Firm, Deloitte & Touche LLP
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

* *Management contract or compensatory plan or arrangement.*

** *Portions of this exhibit have been omitted pursuant to a request for confidential treatment and have been filed separately with the Securities and Exchange Commission.*

(b) See a(3) above.

(c) See a(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRECISION CASTPARTS CORP.

BY: /S/ MARK DONEGAN

Mark Donegan
Chairman and Chief Executive Officer

Dated: May 27, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
As officers or directors of PRECISION CASTPARTS CORP.		
/S/ MARK DONEGAN **Mark Donegan**	Chairman and Chief Executive Officer	May 27, 2010
/S/ SHAWN R. HAGEL **Shawn R. Hagel**	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	May 27, 2010
/S/ PETER R. BRIDENBAUGH **Peter R. Bridenbaugh**	Director	May 27, 2010
/S/ DON R. GRABER **Don R. Graber**	Director	May 27, 2010
/S/ LESTER L. LYLES **Lester L. Lyles**	Director	May 27, 2010
/S/ DANIEL J. MURPHY **Daniel J. Murphy**	Director	May 27, 2010
/S/ VERNON E. OECHSLE **Vernon E. Oechsle**	Director	May 27, 2010
/S/ STEVEN G. ROTHMEIER **Steven G. Rothmeier**	Director	May 27, 2010
/S/ ULRICH SCHMIDT **Ulrich Schmidt**	Director	May 27, 2010
/S/ RICHARD L. WAMBOLD **Richard L. Wambold**	Director	May 27, 2010

PRECISION CASTPARTS CORP.

4650 SW Macadam, Suite 400
Portland, Oregon 97239

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

August 10, 2010

You are invited to attend the Annual Meeting of Shareholders of Precision Castparts Corp. The meeting will be held on Tuesday, August 10, 2010 at 1:00 p.m., Pacific Time, in the Bella Vista Room of the Aquariva Restaurant, 0470 SW Hamilton Court, Portland, Oregon. The meeting will be held for the following purposes:

1. To elect as directors the four nominees named in the attached proxy statement, with three directors to serve for three-year terms and one director to serve for a one-year term;
2. To ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the year ending April 3, 2011;
3. To vote on a shareholder proposal, if properly presented at the meeting; and
4. To conduct any other business that is properly raised before the meeting.

Only shareholders of record at the close of business on June 14, 2010 will be able to vote at the meeting.

Your vote is important. Please submit a proxy through the internet or, if this proxy statement was mailed to you, by completing, signing and dating the enclosed proxy card and returning it promptly in the enclosed reply envelope. **If you plan to attend the meeting, please mark the appropriate box on the proxy so the Company can prepare an accurate admission list**. If you attend the meeting and prefer to vote in person, you will be able to do so.

By Order of the Board of Directors,

/s/ ROGER A. COOKE

Roger A. Cooke
Secretary

Portland, Oregon
June 30, 2010

PRECISION CASTPARTS CORP.

4650 SW Macadam, Suite 400
Portland, Oregon 97239

PROXY STATEMENT
ANNUAL MEETING OF SHAREHOLDERS

The Board of Directors of Precision Castparts Corp. (the "Company" or "PCC") solicits your proxy in the form enclosed with this proxy statement. The proxy will be used at the 2010 Annual Meeting of Shareholders, which will be held on Tuesday, August 10, 2010 at 1:00 p.m., Pacific Time, in the Bella Vista Room of the Aquariva Restaurant, 0470 SW Hamilton Court, Portland, Oregon. The proxy may also be used at any adjournment of the meeting. You may submit your proxy to us by mail using the enclosed proxy form. The Company intends to mail a printed copy of this proxy statement and the enclosed proxy form and voting instructions to certain shareholders of record on or about June 30, 2010. All other shareholders will receive a Notice Regarding the Availability of Proxy Materials, which will be mailed on or about June 30, 2010.

Shareholders of record at the close of business on June 14, 2010 are entitled to notice of and to vote at the meeting or any adjournment thereof. The Company's outstanding voting securities on June 14, 2010 consisted of 142,221,395 shares of common stock, each of which is entitled to one vote on all matters to be presented at the meeting. The common stock does not have cumulative voting rights.

If you have properly submitted your proxy and have not revoked it prior to the Annual Meeting, we will vote your shares according to your instructions on the proxy. If you do not provide any instructions, we will vote your shares: (a) "for" the nominees listed in Proposal 1; (b) "for" Proposal 2; (c) "against" Proposal 3; and (d) in accordance with the recommendations of the Company's management on other business that properly comes before the meeting or matters incident to the conduct of the meeting. If you properly submit your proxy but attend the meeting and choose to vote personally, our ability to exercise the proxy will be suspended. You also may revoke your proxy by notifying Roger A. Cooke, the Secretary of the Company, in writing at the address listed above prior to our exercise of the proxy at the Annual Meeting or any adjournment of the meeting.

PROPOSAL 1: ELECTION OF DIRECTORS

We Recommend a Vote "For" All Nominees

The Board of Directors presently consists of nine directors. As required by the Company's bylaws, the Board of Directors is divided into three classes. The term of office for one of the classes expires each year. This year, the terms of Messrs. Bridenbaugh, Murphy and Rothmeier will expire. Messrs. Murphy and Rothmeier are nominees for reelection, and Mr. Bridenbaugh will retire as a director at the conclusion of the 2010 Annual Meeting. If elected, the terms of each of Messrs. Murphy and Rothmeier will expire in 2013. Mr. Wambold is also nominated for reelection. Mr. Wambold was elected by the Board of Directors to fill a vacancy on November 11, 2009. If elected, the term of Mr. Wambold will expire in 2013. In addition, Timothy A. Wicks is a nominee for election, and if elected Mr. Wicks' term will expire in 2011.

The following table provides the name, age, principal occupation and other directorships of each nominee and continuing director, the year in which he became a director of the Company and the year in which his term expires. Except as otherwise noted, each has held his principal occupation for at least five years. The table also includes a summary of the specific experience, qualifications, attributes or skills that led to the conclusion that each nominee or continuing director is qualified to serve on the Board.

If a quorum of shares is present at the meeting, the four nominees for director who receive the greatest number of votes cast at the meeting will be elected directors. We will treat broker nonvotes as shares present but not voting.

Name, Age, Principal Occupation, Other Directorships, Qualifications, Skills and Expertise	Director Since	Term Expires
Nominees		
Daniel J. Murphy—62	2007	2010
Retired; from October 2003 until November 2009, Chief Executive Officer of Alliant Techsystems Inc. ("ATK"), a supplier of aerospace and defense products and ammunition, and Chairman of ATK from April 2005 until November 2009. Mr. Murphy was a director of Lyondell Chemical Company within the past five years. Mr. Murphy achieved the rank of Vice Admiral as part of a 30-year career with the U.S. Navy, and his experience as a chief executive officer of an aerospace products supplier and executive military experience makes him well qualified to serve as a member of the Board.		
Steven G. Rothmeier—63	1994	2010
Chairman of Great Northern Capital, a private investment and merchant banking firm, since March 1993, and Chief Executive Officer of Great Northern Capital from March 1993 until April 2010. Mr. Rothmeier is also a director of Waste Management, Inc., Great Northern Asset Management and ArvinMeritor, Inc., and he was a director of GenCorp Inc. within the past five years. Mr. Rothmeier is a former chief executive officer of Northwest Airlines and in addition to the directorships listed above, he also has served as a director of Alliant Techsystems and Honeywell. This extensive experience in the airline and aerospace manufacturing industries and his broad experience as a director of other publicly-traded companies makes Mr. Rothmeier well qualified to serve as a member of the Board and Chair of the Company's Compensation Committee.		
Richard L. Wambold—58	2009	2010
Chief Executive Officer of Pactiv Corporation, a producer of consumer and foodservice/food packaging products, since November 1999, and Chairman of Pactiv since March 2000. Mr. Wambold is also a director of Cooper Tire and Rubber Company. As the current chief executive officer of an NYSE-listed company, Mr. Wambold is able to provide important insight into various business issues affecting the Company and is well qualified to serve as a member of the Board.		

Name, Age, Principal Occupation, Other Directorships, Qualifications, Skills and Expertise	Director Since	Term Expires
Nominees		
Timothy A. Wicks—45 Since May 2010, President of Ingenix Outsourcing, a business unit of the Ingenix division of UnitedHealth Group Incorporated, a diversified health care company. From October 2008 to April 2010, Mr. Wicks served as an executive officer of YRC Worldwide, Inc., a transportation service provider, initially as Executive Vice President of Finance and Chief Financial Officer and subsequently as President and Chief Operating Officer. Prior to working at YRC Worldwide, Mr. Wicks held numerous management positions with Unitedhealthcare, the largest operating division of UnitedHealth Group, including Senior Vice President, Strategic Growth Initiatives (2006-2008) and Senior Vice President, Product Development and Management (2004-2006). Mr. Wicks was a director and non-executive chairman of GenCorp Inc. within the past five years. Mr. Wicks' senior management and non-executive chairman experience makes him well qualified to serve as a member of the Board.	—	—
Directors Whose Terms Continue		
Mark Donegan—53 Chairman and Chief Executive Officer of the Company. Mr. Donegan came to PCC from General Electric Company in 1985. He held numerous management positions with the Company before becoming Chairman. Prior to assuming his current responsibilities, Mr. Donegan was President of the Company and was elected to the position of Chairman following the Annual Meeting of Shareholders in August 2003. Mr. Donegan is also a member of the board of directors of Rockwell Collins, Inc. Mr. Donegan's in-depth knowledge of the Company's operations and leadership experience with the Company makes him well qualified to serve as Chairman of the Board.	2001	2012
Don R. Graber—66 President and Chief Executive Officer of Colleton Enterprises LLC, a private consulting and investment company located in Dayton, Ohio, since March 2005. From 1997 to 2004, Chairman, President and Chief Executive Officer of Huffy Corporation, a manufacturer of wheeled products; retired from Huffy in January 2004. In October 2004, Huffy Corporation filed a petition for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code. Mr. Graber was a director of MTC Technologies, Inc. within the past five years. Mr. Graber's background as a chief executive officer and chairman makes him well qualified to serve as a member of the Board and Chair of the Company's Nominating & Corporate Governance Committee.	1995	2011
Gen. Lester L. Lyles (Ret.)—64 Independent consultant since 2003. Prior to that, Mr. Lyles served in the U.S. Air Force for over 35 years, most recently as Commander of the U.S. Air Force Materiel Command from 2000 to 2003. Mr. Lyles is also a director of General Dynamics Corporation, KBR, Inc. and DPL Inc. Mr. Lyles was a director of MTC Technologies, Inc. within the past five years. Mr. Lyles' technological and executive expertise from the U.S. Air Force and his service on the audit committees of other publicly-traded companies make him well qualified to serve as a member of the Board.	2008	2011
Vernon E. Oechsle—67 Retired; until May 2001, Chairman and Chief Executive Officer of Quanex Corporation, a manufacturer of steel bars, aluminum shapes and steel tubes and pipes. Prior to joining Quanex, Mr. Oechsle was an Executive Vice President with AlliedSignal, Inc., and his many years of CEO and other executive leadership experience in the U.S. manufacturing sector make Mr. Oechsle well qualified to serve as a member of the Board.	1996	2012

Name, Age, Principal Occupation, Other Directorships, Qualifications, Skills and Expertise	Director Since	Term Expires
Directors Whose Terms Continue		
Rick Schmidt—60	2007	2012
Retired; from August 2005 until October 2009, Executive Vice President and Chief Financial Officer of Spirit AeroSystems Holdings, Inc., a designer and manufacturer of aerostructures; from October 2000 until August 2005, Executive Vice President and Chief Financial Officer of Goodrich Corporation, a supplier of products and services to the commercial and general aviation airplane markets and the global defense and space markets. Mr. Schmidt is well qualified to serve as a member of the Board and Chair of the Company's Audit Committee based on his extensive experience supervising the finance and accounting functions for publicly-traded companies in the aerospace industry.		

Board of Directors and Committee Meetings and Board Leadership Structure

Under Oregon law, PCC is managed under the direction of the Board of Directors. The Board establishes broad corporate policies and authorizes various types of transactions, but it is not involved in day-to-day operational details. During fiscal 2010, the Board held four regular meetings and two special meetings. PCC encourages but does not require members of the Board to attend the Annual Meeting. Last year, all directors except for Mr. Bridenbaugh attended the Annual Meeting.

The Board has three standing committees. The table below shows the number of committee meetings conducted in fiscal 2010 and the directors who currently serve on these committees. The functions of the committees are described in subsequent sections.

	Board Committees		
Director	Audit	Compensation	Nominating & Corporate Governance
Mr. Bridenbaugh			X
Mr. Donegan			
Mr. Graber		X	X (Chair)
Mr. Lyles	X		
Mr. Murphy			X
Mr. Oechsle	X	X	
Mr. Rothmeier		X (Chair)	
Mr. Schmidt	X (Chair)		
Mr. Wambold			X
2010 Meetings	8	5	3

During fiscal 2010, each director attended at least 75% of the aggregate of the total number of meetings of the Board during the period for which he was a director and the total number of meetings held by all committees on which and during the period that he served, except for Mr. Lyles (who attended 71% of the applicable meetings).

The Board has determined that the appropriate leadership structure for the Board at this time is for Mr. Donegan, the Chief Executive Officer of the Company, to serve as Chairman of the Board. The Board also designates on a rotating basis in advance of each meeting a lead non-management director to preside over the regular executive sessions of the non-management directors. The lead non-management director develops the agenda of matters for the non-management directors to consider and follows up on any actions that result from the executive session. The non-management directors believe that Mr. Donegan's in-depth knowledge of each of the Company's businesses and the competitive challenges each business faces makes him the best-qualified director to serve as Chairman.

Director Compensation

Non-employee directors received the following fees for fiscal 2010 to the extent applicable to the individual director: (i) an annual cash retainer of $72,000 for board service; (ii) an annual cash retainer of $15,000 for service on the audit committee and an annual cash retainer of $10,000 for service on a committee other than the audit committee; and (iii) a $15,000 annual fee for service as chair of the audit committee and a $10,000 annual fee for service as chair of a committee other than the audit committee. The cash fees are payable in quarterly increments in arrears subject to deferral elections. In addition, each non-employee director who was a director immediately following the Company's 2009 Annual Meeting received a deferred stock unit award with a value of $125,000. These awards vest ratably over three years and are payable in shares of Company common stock on cessation of Board service.

The Board believes that in order to better align the interests of individual Board members with those of the Company's shareholders it is important for Board members to own Company common stock. Accordingly, all Board members are required to own stock, deferred stock units or other equivalents equal to three times their annual retainer within four years of joining the Board. All directors have met their stock ownership guidelines in accordance with the implementation schedule.

The Company maintains an unfunded Non-Employee Director Deferred Compensation Plan (the "NDDC"). The NDDC allows participants to elect to defer directors' fees and credit the amounts to an account under the NDDC. There is not a minimum or maximum deferral limit. Investment results are determined by performance options selected by the participant, which in fiscal 2010 included a prime rate plus 2% option (until May 20, 2009), a phantom stock fund, and certain other mutual funds and pooled investment vehicles specified in the NDDC. Participants may select performance options and change an existing selection on any business day, except for selections made with respect to the phantom stock fund. One time each calendar year, a participant who is currently serving on the Board may change his performance option selection for previously deferred compensation to select the phantom stock fund performance option. NDDC benefits are ordinarily paid pursuant to the time of payment election made by the participant prior to earning the compensation or at termination of Board service. The form of payment is either a cash lump sum, installments from 2 to 20 years, or in shares of Company common stock (only with respect to the phantom stock fund performance option).

The following table shows compensation earned by the non-employee directors of the Company in fiscal 2010.

Name	Fees Earned Or Paid in Cash ($)	Stock Awards ($)(1)	Total ($)
Peter R. Bridenbaugh	$ 82,000	$125,000	$207,000
Don R. Graber	102,000	125,000	227,000
Lester L. Lyles	87,000	125,000	212,000
Daniel J. Murphy	82,000	125,000	207,000
Vernon E. Oechsle	97,000	125,000	222,000
Steven G. Rothmeier	92,000	125,000	217,000
Rick Schmidt	102,000	125,000	227,000
Richard L. Wambold	41,000	—	41,000

(1) Represents the grant date fair value of deferred stock units granted in fiscal 2010 computed in accordance with accounting guidance applicable to stock-based compensation. The grant date fair value is based on the closing market price of the Company's common stock on the grant date. Immediately following the 2009 Annual Meeting on August 11, 2009, each non-employee director was awarded 1,507 deferred stock units with an aggregate grant date fair value of $125,000. As of March 28, 2010, non-employee directors held the following numbers of unvested deferred stock units: each of Messrs. Bridenbaugh, Graber, Oechsle and Rothmeier, 2,466 unvested deferred stock units; each of Messrs. Murphy and Schmidt, 2,461 unvested deferred stock units; and Mr. Lyles, 2,196 unvested deferred stock units. Mr. Wambold will be eligible to

receive a deferred stock unit award for the first time immediately following the Company's 2010 Annual Meeting. The Company formerly awarded stock options as an element of nonemployee director compensation; this was discontinued in 2004. As of March 28, 2010, non-employee directors held outstanding options for the following numbers of shares of common stock: Mr. Graber, 10,000 shares; Mr. Oechsle, 10,000 shares; Mr. Rothmeier, 14,000 shares; and each of Messrs. Bridenbaugh, Lyles, Murphy, Schmidt and Wambold, no shares.

Corporate Governance

PCC maintains a corporate governance page on its website that includes key information about its corporate governance initiatives, including PCC's Corporate Governance Guidelines, its Code of Conduct and the charters for the Audit, Nominating & Corporate Governance and Compensation Committees of the Board of Directors. The corporate governance page can be found at *www.precast.com*, by clicking on "PCC Corporate Center" and then "Corporate Governance."

PCC's policies and practices reflect corporate governance initiatives that are compliant with SEC rules, the listing requirements of the New York Stock Exchange (NYSE) and the corporate governance requirements of the Sarbanes-Oxley Act of 2002, including:

- The Board of Directors has adopted corporate governance policies;
- A majority of the Board members are independent of PCC and its management;
- All members of the Board committees are independent;
- The non-management members of the Board of Directors meet regularly without the presence of management;
- PCC has a code of conduct and a financial code of professional conduct that also apply to all of its officers; and
- PCC's Audit Committee has procedures in place for the anonymous submission of employee complaints on accounting, internal controls or auditing matters that are incorporated into a web-based and telephonic reporting program available to all employees.

Director Independence

No member of the Board is considered independent unless the Board of Directors affirmatively determines that the member has no material relationship with PCC or any of its subsidiaries (either directly or as a partner, shareholder or officer of an entity that has a relationship with PCC or any of its subsidiaries). The Board has reviewed the relationships between each of the directors and PCC and its subsidiaries and has determined that Messrs. Bridenbaugh, Graber, Lyles, Murphy, Oechsle, Rothmeier, Schmidt, Wambold and Wicks are independent under the NYSE corporate governance listing standards and have no material relationships with PCC or its subsidiaries (other than being a director or shareholder of PCC). Mr. Donegan is not an independent director because he is an executive officer of PCC.

Shareholder Communications

Shareholders and other interested parties may communicate with the non-management directors by written inquiries sent to Precision Castparts Corp., Attention: Non-Management Directors, 4650 SW Macadam Avenue, Ste. 400, Portland, Oregon 97239-4262. PCC's General Counsel will review these inquiries or communications. Communications other than advertising or promotions of a product or service will be forwarded to the presiding non-management Board member. Shareholders and other interested parties may send communications to the Board of Directors or to specified individual directors using the same procedures.

Nominating & Corporate Governance Committee

The Nominating & Corporate Governance Committee of the Board operates pursuant to a charter and is responsible for, among other things, recommending the size of the Board within the boundaries imposed by the Company's bylaws, recommending selection criteria for nominees for election or appointment to the Board, conducting independent searches for qualified nominees and screening the qualifications of candidates recommended by others, recommending to the Board for its consideration one or more nominees for appointment to fill vacancies on the Board as they occur and the slate of nominees for election at the Annual Meeting, and reviewing and making recommendations to the Board with respect to corporate governance.

When assessing a director candidate's qualifications, the Nominating & Corporate Governance Committee will consider, among other factors and irrespective of whether the candidate was identified by the Nominating & Corporate Governance Committee or recommended by a shareholder, an analysis of the candidate's qualification as independent as well as the candidate's integrity and moral responsibility, experience at the policy-making level, ability to work constructively with the Chief Executive Officer and other members of the Board, capacity to evaluate strategy, availability of and willingness to devote time to the Company, and awareness of the social, political and economic environment. The Committee also considers a candidate's qualifications in light of the expertise and background of the existing directors with the goal of achieving a Board with diverse skills and professional or personal backgrounds. From time to time the Nominating & Corporate Governance Committee uses a third-party executive search firm to identify candidates, review potentially eligible candidates and conduct background and reference checks and interviews with the candidates and others. Mr. Wambold was recommended as a director candidate by a third-party executive search firm, and Mr. Wicks was recommended as a director candidate by a non-management director of the Company.

The Nominating & Corporate Governance Committee will consider qualified candidates for director properly submitted by a shareholder of the Company. Shareholders who wish to submit names to the Nominating & Corporate Governance Committee for consideration at the 2011 Annual Meeting of Shareholders should do so in writing between April 12, 2011 and May 12, 2011, addressed to the Nominating & Corporate Governance Committee, Precision Castparts Corp., 4650 SW Macadam Avenue, Ste. 400, Portland, Oregon 97239-4262, setting forth (a) as to each nominee whom the shareholder proposes to nominate for election or reelection as a director, (i) the name, age, business address and residence address of the nominee, (ii) the principal occupation or employment of the nominee, (iii) the number of shares of common stock of the Company beneficially owned by the nominee and (iv) any other information concerning the nominee that would be required, under the rules of the Securities and Exchange Commission, in a proxy statement soliciting proxies for the election of such nominee, or that the shareholder is required to provide to the Company pursuant to the Company's bylaws; and (b) as to the shareholder giving the notice, (i) the name and record address of the shareholder, (ii) the number of shares of common stock of the Company beneficially owned by the shareholder and (iii) any other information that the shareholder is required to provide to the Company pursuant to the Company's bylaws.

Compensation Committee

The Compensation Committee of the Board operates pursuant to a charter and is responsible for, among other things, determining the compensation to be paid to the Chief Executive Officer and to each of the other executive officers of the Company and developing the Company's executive compensation policies and program. The Committee may not delegate this authority. The Compensation Committee Report appears on page 16. Additional information on the Committee's consideration and determination of executive officer compensation is provided in the Compensation Discussion and Analysis beginning on page 10.

Audit Committee

The Audit Committee of the Board operates pursuant to a charter and is responsible for, among other things, the appointment of the independent registered public accounting firm for the Company, reviewing with the independent registered public accounting firm the plan and scope of the audit and approving audit fees, monitoring the adequacy of reporting and internal controls, and meeting periodically with the internal auditor and independent registered public accounting firm. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls.

Consistent with the rules of the NYSE, all members of the Audit Committee are independent and financially literate. The Board of Directors has determined that Messrs. Oechsle and Schmidt are audit committee financial experts as defined by the Securities and Exchange Commission.

Risk Oversight

It is management's responsibility to manage risk and bring to the Board's attention the most material risks to the Company. The Board has oversight responsibility of the processes established to monitor and report material risks. The full Board or a committee of the Board receives reports from the member of management with direct authority over the relevant matter. When a committee of the Board receives these reports, the committee chair reports to the full Board on the substance of the matter and the committee's analysis of management's report. The Audit Committee regularly reviews treasury risks, financial and accounting matters, legal and compliance risks, information technology risks, and other risk management functions. The Nominating & Corporate Governance Committee annually reviews enterprise-wide risk management. The Compensation Committee annually considers risks arising from the Company's employee compensation policies and practices and has concluded that any risks from such policies and practices are not reasonably likely to have a material adverse effect on the Company.

Report of the Audit Committee

The Audit Committee reports as follows:

- The Audit Committee reviewed the Company's audited financial statements and discussed them with management. Management represented to the Audit Committee that the Company's audited consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America. The Audit Committee also reviewed and discussed the audited consolidated financial information with management and Deloitte & Touche LLP, the Company's independent registered public accounting firm for fiscal 2010, including a discussion of the quality, and not just the acceptability, of the accounting principles and the reasonableness of significant judgments. The Audit Committee discussed with the Company's internal auditor and independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee met with the internal auditor and independent registered public accounting firm, with and without management present, to discuss the results of their examinations and the overall quality of the Company's financial reporting.
- The Audit Committee discussed with the independent registered public accounting firm matters required to be discussed by SAS No. 114 (Communication with Audit Committees), as amended or superseded.
- The Audit Committee received from the independent registered public accounting firm the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications concerning independence. The Audit Committee discussed with the independent registered public accounting firm the firm's independence from the Company and its management.
- Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended March 28, 2010.

The Audit Committee also has appointed Deloitte & Touche LLP to be the Company's independent registered public accounting firm for fiscal 2011, subject to shareholder ratification.

Rick Schmidt, Chairman
Vernon E. Oechsle
Lester L. Lyles

SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

The following table, which was prepared on the basis of information furnished by the persons described, shows ownership of the Company's common stock as of May 1, 2010 by the Chief Executive Officer, by the Chief Financial Officer, by each of the other three most highly compensated executive officers, by each director and director nominee, and by the directors and executive officers of the Company as a group. Unless otherwise indicated, each of the named individuals has sole voting and investment power with respect to the shares shown. The beneficial ownership of each director and executive officer is less than 1% of the outstanding shares.

Name	Number of Shares Beneficially Owned (excluding shares subject to options)(1)(2)	Options Exercisable Within 60 Days	Total(3)
Peter R. Bridenbaugh	14,983	—	14,983
Kenneth D. Buck	26,806	59,750	86,556
Mark Donegan	226,258	397,500	623,758
Don R. Graber	18,729(4)	10,000	28,729
Steven G. Hackett	21,331	25,000	46,331
Shawn R. Hagel	15,627	43,750	59,377
Lester L. Lyles	345	—	345
Daniel J. Murphy	2,218	—	2,218
Vernon E. Oechsle	14,891	10,000	24,891
Steven G. Rothmeier	24,691	14,000	38,691
Rick Schmidt	871	—	871
Kevin M. Stein	1,817	2,500	4,317
Richard L. Wambold	1,000	—	1,000
Timothy A. Wicks	—	—	—
All directors and executive officers as a group (24 persons)	536,605(5)	994,605	1,531,210

(1) Includes the following number of vested deferred stock units: each of Messrs. Bridenbaugh, Graber, Oechsle and Rothmeier, 4,691; each of Messrs. Murphy and Schmidt, 871; and Mr. Lyles, 345.

(2) Includes the following number of phantom stock units under the Non-Employee Director Deferred Compensation Plan: Mr. Bridenbaugh, 8,791; Mr. Graber, 7,028; and Mr. Murphy, 1,346.

(3) In addition, as of May 1, 2010 the individuals listed above held phantom stock units under the Company's Executive Deferred Compensation Plan as follows: Mr. Buck, 269; Mr. Hackett, 11,230; and Ms. Hagel, 10,130.

(4) Includes 1,000 shares owned by Mr. Graber's spouse.

(5) Includes 41,574 shares that are pledged as security for borrowings in an executive officer's margin account.

COMPENSATION OF EXECUTIVE OFFICERS

Compensation Discussion and Analysis

Overview

This Compensation Discussion and Analysis presents information about the compensation of the Company's executive officers, including the executives listed in the Summary Compensation Table on page (the "NEOs"). Pursuant to authority delegated by the Board of Directors, the Compensation Committee (the "Committee") determines the compensation to be paid to the Chief Executive Officer and each of the other executive officers of the Company. The Committee also is responsible for developing the Company's executive compensation policies and program.

The Committee directly retains the services of a consulting firm. The Committee had retained Hewitt Associates ("Hewitt") in this capacity since 2003. In fiscal 2010, Hewitt provided the report that is described in the "Base Salaries" section of this Compensation Discussion and Analysis. Hewitt did not make any recommendations to the Committee in fiscal 2010 regarding the form or amount of executive compensation. When the individual consultant providing services to the Committee left Hewitt and joined Exequity, LLP, the Committee retained Exequity to replace Hewitt as the on-going consultant. Exequity did not make any recommendations to the Committee in fiscal 2010 regarding the form or amount of executive compensation.

The Chief Executive Officer makes recommendations to the Committee regarding the compensation of all executive officers other than himself and attended a portion of each Committee meeting in fiscal 2010.

Objectives and Elements of Executive Compensation Program

The Company's executive compensation program is designed to:

- Provide incentives for the Company's executive officers to achieve high levels of job performance and enhance shareholder value (the "Performance Objective"); and
- Attract and retain key executives who are important to the long-term success of the Company (the "Retention Objective").

In order to achieve these objectives, the Committee has selected the following elements to be included in the Company's compensation program for executive officers:

- Base salary
- Annual performance-based cash bonuses
- Stock options
- Retirement plans, deferred compensation and perquisites
- Change in control severance benefits

The Company's compensation program for executive officers implements the Performance Objective by rewarding executive officers for the achievement of the Company's annual performance targets and the realization of long-term increases in the price of the Company's stock.

The Company's executive compensation program implements the Retention Objective by offering base pay, incentives and benefits that are competitive with that provided to executive officers of companies with which the Company competes for executive talent.

Please see the sections below for more information about the Company's implementation of the Performance and Retention Objectives.

Base Salaries, Annual Performance-Based Cash Bonuses and Stock Options

Base Salaries. The Committee sets for each of the Company's executive officers a base salary that is normally between the 50th and 75th percentiles of the base salaries established for similarly situated executive officers of general industry companies of approximately the Company's revenue size. The Committee establishes base salaries for executive officers each February that are effective as of January 1 of that year.

The Committee identifies a 50th to 75th percentile base salary range for each executive officer based upon an annual report provided by a consultant retained by the Committee, with prior year salary data trended forward at a 2.5% rate in fiscal 2010. The most recent report was provided by Hewitt and interpreted survey data from 120 general industry companies in Hewitt's database with annual revenues between $4 billion and $12 billion. The companies in this annual survey are referred to in this Compensation Discussion and Analysis as the "Survey Companies" and are listed in Exhibit A to this Proxy Statement. The Company's fiscal 2010 revenue was approximately $5.5 billion. For each Company executive officer who is an operating unit President at the time base salaries are established, including Messrs. Buck and Stein, the market survey data was regressed based on projected sales to adjust for the size of the applicable Company operating unit. For Mr. Hackett the market survey data was regressed based on an operating unit President for a business with approximately $3 billion in annual revenue, which is the benchmark job within the survey database that the Committee believes approximated Mr. Hackett's responsibilities. The Committee set the calendar 2010 base salary for the Chief Executive Officer following the Committee's review of Mr. Donegan's performance and the compensation information from the Survey Companies. In view of the Company's recent performance and the effectiveness of Mr. Donegan's continuing leadership, the Committee established a base salary for Mr. Donegan for calendar 2010 that represented a 5% increase above his prior base salary and was above the 75th percentile of the Survey Companies. For Ms. Hagel and Mr. Stein, the Committee established, based on Mr. Donegan's recommendation, base salaries for calendar 2010 that were between the 50th and 75th percentiles of the Survey Companies. For Messrs. Buck and Hackett, the Committee established, based on Mr. Donegan's recommendation, base salaries for calendar 2010 that were approximately at the 75th percentile of the Survey Companies. Ms. Hagel and Mr. Stein assumed their current jobs within the past two years, and their base salaries were positioned at lower percentile levels for their positions than those for Messrs. Buck and Hackett because Messrs. Buck and Hackett have greater experience in their current or similar roles.

Performance-Based Cash Bonuses. The Company utilizes annual performance-based cash bonuses to motivate and reward executive officers for the achievement of Company or operating unit annual performance targets. The performance criteria applicable to each NEO differ based on the portion of the Company's operations for which the NEO is responsible. Target bonus levels as a percentage of base salary are pre-determined based on NEOs' positions with the Company, and most of these position-based target bonus percentages have not been changed in several years. No bonus is payable under any of the Company's bonus plans if the performance result is less than 80% of targeted performance, and bonus results are not subject to a maximum level of performance. All performance criteria under the Company's bonus plans are adjusted to eliminate the effects of unplanned acquisitions, accounting changes, the difference between planned and actual currency exchange rates, and restructuring and asset impairment charges (referred to below as the "Standard Adjustments"). Additional information regarding the 2010 bonus plans applicable to the NEOs is presented below.

The Company's bonus programs also allow the Chief Executive Officer to recommend, and the Committee to award, additional discretionary bonuses to employees, including executive officers, based on outstanding individual performance or other circumstances deemed appropriate by the Committee. Discretionary bonuses, if any, are awarded at the May Committee meeting following the end of the applicable fiscal year. For fiscal 2010 NEOs were awarded the following discretionary bonuses for outstanding individual performance: Mr. Donegan, $225,000; Ms. Hagel, $75,000; Mr. Buck, $10,000; Mr. Stein, $20,000; and Mr. Hackett, $25,000.

Mark Donegan, Shawn Hagel and Steve Hackett. The performance criteria from the Corporate bonus plan are applicable to Mr. Donegan, Ms. Hagel and Mr. Hackett, who in fiscal 2010 were the Company's Chief Executive Officer, Chief Financial Officer, and Executive Vice President, respectively. The target bonus payouts for fiscal 2010 as a percentage of fiscal year-end salary were 100% for Mr. Donegan, 90% for Ms. Hagel and 90% for Mr. Hackett.

The threshold bonus payout for each of Mr. Donegan, Ms. Hagel and Mr. Hackett, which is payable upon achievement of 80% of targeted Corporate performance, was 30% of the target bonus payout. The bonuses were based on achievement with respect to two performance criteria for the Company as set forth in the table below.

Performance Criteria	Weighting (% of target bonus subject to each criteria)	Performance for 30% Threshold Bonus Payout	Performance for 100% Target Bonus Payout	Performance for Below- or Above-Target Payout Levels
Adjusted Earnings per Share*	75%	$5.71*	$7.14*	95% of targeted performance results in 90% bonus payout and 105% of targeted performance results in 110% bonus payout; each additional percentage point below 95% or over 105% of target results in a 4 percentage point decrease or increase in bonus payout
Return on Net Assets**	25%	39.2%	49.0%	

* Net income per share (diluted) after application of the Standard Adjustments.

** Return on Net Assets equals (i) net income as adjusted to eliminate LIFO expense/benefit, amortization of intangibles, interest expense and minority interest, and to apply the Standard Adjustments, divided by (ii) the average of net assets employed at the beginning and end of the fiscal year, with net assets as of any date being equal to total assets less cash and marketable securities, LIFO reserve, goodwill, intangibles and non-interest-bearing liabilities, as adjusted by the Standard Adjustments and excluding changes in pension assets and liabilities that are reflected in other comprehensive income or loss.

In fiscal 2010 the Company achieved adjusted earnings per share of $6.24 and a return on net assets of 42.3%, in each case as calculated under the bonus plan including application of the Standard Adjustments. This performance resulted in Mr. Donegan, Ms. Hagel and Mr. Hackett receiving actual bonuses for fiscal 2010 equal to approximately 58% of their target bonuses.

Kenneth Buck. During fiscal 2010 Mr. Buck was responsible for the PCC Airfoils and Wyman-Gordon operating units, and his bonus for fiscal 2010 was split equally between the performances of those two businesses. Mr. Buck's target bonus was stated to be 90% of salary paid during the year, but his combined effective target bonus was 101.25% of salary because performance at 100% of targeted performance would have resulted in a payout of 112.5% of his stated target bonus. The threshold bonus payout for Mr. Buck, which was payable upon achievement of 80% of targeted performance, was 73.3% of his combined effective target bonus. Mr. Buck's bonus was based on achievement with respect to two performance criteria as set forth in the table below, which for illustrative purposes provides an aggregate description of the performance levels under the PCC Airfoils bonus plan and the Wyman-Gordon bonus plan.

Performance Criteria	Weighting (% of target bonus subject to each criteria)	Threshold Performance	Targeted Performance	Above or Below Targeted Performance
Adjusted Operating Income*	55%	$526 million	$658 million	For each incremental percentage point above or below targeted performance, 2 percentage point increase or decrease in bonus payout under Wyman-Gordon bonus plan and 1 percentage point increase or decrease in bonus payout under PCC Airfoils bonus plan
Operating Working Capital Percentage**	45%	19.1%	16.0%	

* Adjusted operating income is weighted 60% under the PCC Airfoils bonus plan and 50% under the Wyman-Gordon bonus plan and under each of these bonus plans equals operating income after application of the Standard Adjustments.

** Operating working capital percentage is weighted 40% under the PCC Airfoils bonus plan and 50% under the Wyman-Gordon bonus plan and under each of these bonus plans equals (A) accounts receivable plus FIFO inventories less accounts payable and customer deposits as of each quarter-end, divided by (B) annualized sales for the quarter, with the fiscal year result being the average of the percentages for the four quarters.

In fiscal 2010 the aggregate adjusted operating income for the PCC Airfoils and Wyman-Gordon operating units was $685 million and the aggregate operating working capital percentage for the two operating units was 16%, in each case as calculated under the applicable bonus plans.

This performance resulted in Mr. Buck earning an actual bonus for fiscal 2010 equal to 100.3% of his combined effective target bonus prior to application of the HCP Program as discussed below.

Mr. Buck was also subject to the Company's Incentive Compensation Program (the "HCP Program") for Human Capital Planning Performance ("HCP"). The purpose of the HCP Program is to reward the development, addition, retention and sharing of high potential employees among the Company's manufacturing plants. The HCP Program functioned in fiscal 2010 by adding up to 10 percentage points to or subtracting up to 10 percentage points from the bonus award otherwise payable to a participant under the applicable Company executive incentive plans. Based on the HCP performance of the PCC Airfoils and Wyman-Gordon operating units in fiscal 2010, the percentage of combined effective target bonus earned by Mr. Buck was increased by approximately five percentage points.

In total, the performance of the PCC Airfoils and Wyman-Gordon operating units in fiscal 2010 under the measures described above resulted in Mr. Buck receiving an actual bonus for fiscal 2010 equal to approximately 105% of his combined effective target bonus.

Kevin Stein. Mr. Stein is responsible for the Fastener Products segment. The target bonus payout for fiscal 2010 for Mr. Stein was 90% of base salary, and the threshold bonus payout (payable at 80% of targeted performance) was 60% of his target bonus payout. His bonus was based on achievement with respect to three performance criteria for the Fastener Products segment as set forth in the table below.

Performance Criteria	Weighting (% of target bonus subject to each criteria)	Performance for 60% Threshold Bonus Payout	Performance for 100% Target Bonus Payout	Performance for Below- or Above-Target Payout Levels
Adjusted Operating Income*	50%	$419.4 million	$524.2 million	2 percentage point decrease or increase in bonus payout for each incremental percentage point below or above targeted performance
Return on Net Assets**	20%	77.3%	96.6%	
Operating Working Capital Percentage***	30%	21.3%	17.7%	

* Adjusted operating income equals operating income before bonus expense and LIFO expense/benefit, and after application of the Standard Adjustments.

** Return on net assets equals adjusted operating income (as defined above) divided by the average of net assets employed as of each quarter-end, with net assets equaling total assets less cash, LIFO reserve, goodwill and non-interest bearing liabilities, as adjusted by the Standard Adjustments.

*** Operating working capital percentage equals (i) accounts receivable plus FIFO inventories less accounts payable and customer deposits as of each quarter-end, divided by (ii) annualized sales for the quarter, with the fiscal year result being the average of the percentages for the four quarters.

In fiscal 2010 the Fastener Products segment achieved adjusted operating income of $448.9 million, a return on net assets of 85.2% and an operating working capital percentage of 21.5%, in each case as calculated under the bonus plan including application of the Standard Adjustments. In addition, the Chief Executive Officer recommended, and the Committee approved, an adjustment to reduce the impact of an unanticipated increase in accounts receivable included in the calculation of operating working capital percentage for all employees in the Fastener Products segment, resulting in an adjusted operating working capital percentage of 20.9% and a payout under this criterion that was slightly above threshold. The overall performance of the Fastener Products segment, as adjusted, resulted in Mr. Stein earning an actual bonus for fiscal 2010 equal to 70.1% of his target bonus prior to application of the HCP Program as discussed below.

Mr. Stein was also subject to the HCP Program as described above. Based on the HCP performance of the Fastener Products segment in fiscal 2010, the percentage of target bonus earned by Mr. Stein was increased by 1.3 percentage points.

In total, the performance of the Fastener Products segment in fiscal 2010 under the measures described above resulted in Mr. Stein receiving an actual bonus for fiscal 2010 equal to 71.4% of his target bonus. Mr. Stein also received $300,000 as a signing bonus in fiscal 2010 in connection with his hiring in fiscal 2009.

Stock Options. The Committee has selected stock options as the Company's only form of long-term incentive compensation for two reasons: stock options strongly and directly align the interests of the Company's executive officers with those of the Company's shareholders because options only have realizable value if the price of the Company's stock increases after the options are granted, and the Committee believes that options are the best mechanism for optimizing executive officers' long-term performance incentives given the cyclical nature of the Company's industry. All stock option grants vest in equal annual installments over a four-year period contingent upon the executive officer's continued employment with the Company, with vesting subject to acceleration in limited circumstances as discussed under the Potential Payments upon Termination or Change in Control section beginning on page 24. The exercise price of all stock options granted to executive officers is the closing market price of the Company's common stock on the date of grant.

Option awards for executive officers other than new hires or in connection with significant promotions are made only once per year and always on the day of the November meeting of the Board of Directors. The Chief Executive Officer recommended to the Committee the size of the stock option award to be granted to each executive officer other than himself in November 2009. As a reference in making his recommendations, he considered a comparison of each executive officer's target cash compensation (base salary in effect at the time and resulting target performance-based cash bonus) to the total compensation (base salary, target cash bonus and Black-Scholes value of long-term incentive awards) reported by Hewitt as the 50th and 75th percentiles for similarly situated executive officers at the Survey Companies. This comparison established the Black-Scholes value of the stock option award that would need to be granted to each executive officer in order for his or her combined base salary, target bonus and option grant value to be in the 50th to 75th percentile range. In other words, stock option awards were the compensation element generally used, after taking into account the previously established base salary and target cash bonus, to adjust and locate an executive officer's total compensation at the level (relative to the compensation information from the Survey Companies) the Chief Executive Officer and the Committee deemed appropriate based on a determination of whether the officer was meeting the performance expectations for that officer. This analysis and the Committee's actions were based on an assumed Black-Scholes value of approximately $33.07 per share (the "Assumed Value"), which was based on the price of the Company's common stock at the time of the report provided by Hewitt in advance of the November Board meeting. The actual Black-Scholes values of the options granted in fiscal 2010 are listed in footnote 3 to the Grants of Plan-Based Awards Table on page 19. Based on the Assumed Value, the options granted to Messrs. Donegan and Hackett and Ms. Hagel positioned their total compensation somewhat above the 75th percentile of the comparable total compensation for similarly situated executive officers at the Survey Companies. Also based on the Assumed Value, the options granted to Messrs. Buck and Stein positioned their total compensation approximately 40% above the total compensation amounts that correspond to the 75th percentile for their positions. Messrs. Buck and Stein have direct responsibility for the operating performance of various Company operating units, and their total compensation was located at these higher levels to reflect the performance of those operating units and the important role of the Company's operating units in driving the Company's future success.

Mr. Buck received an additional stock option award for 30,000 shares in February 2010 in connection with his promotion, effective fiscal 2011, to President of the Company's Forged Products segment.

Retirement Plans, Deferred Compensation and Perquisites

Consistent with the Retention Objective, the Company's standard benefit package for executive officers includes ERISA-qualified retirement benefits, nonqualified supplemental retirement benefits, compensation deferral opportunities and perquisites that the Committee believes are reasonable and competitive with benefits provided to executive officers of companies with which the Company competes for executive talent.

The Company sponsors various retirement pension plans covering a majority of Company employees, including all of the Company's executive officers. Supplemental retirement benefits are provided to each executive officer of the Company under supplemental executive retirement plans. For details regarding the determination and payment of benefits under the applicable retirement pension plans and supplemental executive retirement plans and the present value of accumulated benefits for each NEO, please see the Pension Benefits section beginning on page 21.

The Company maintains tax qualified retirement savings plans (each a "401(k) Plan") under which all U.S.-based employees, including the NEOs, are able to make pre-tax contributions from their cash compensation, subject to limitations imposed by the Internal Revenue Code. The Company makes specified matching or other contributions for a substantial majority of participants each year. The size of these Company contributions varies depending on the applicable 401(k) Plan. Any Company contributions for the benefit of the NEOs are included under the "All Other Compensation" column in the Summary Compensation Table on page 17.

To further assist its executive officers in saving for retirement, the Company makes available the PCC Executive Deferred Compensation Plan to allow executive officers to voluntarily defer the receipt of salary and earned cash bonuses. In fiscal 2010 deferred amounts could be invested into a variety of notional accounts that mirror the gains or losses of several different investment funds similar to those available through the 401(k) Plans, as well as a Company phantom stock account. Please see the Nonqualified Deferred Compensation section on page 23 for details about the deferred compensation plan and accumulated balances for each NEO.

In fiscal 2010, the Company provided perquisites to the NEOs and selected other executive officers. Total perquisite costs for the NEOs for fiscal 2010 are included under the "All Other Compensation" column in the Summary Compensation Table on page 17.

Change in Control Severance Benefits

In furtherance of the Retention Objective, the Company provides change in control severance protection to its executive officers. The specific terms of the Company's change in control severance agreements and the potential benefits payable upon specified terminations following a change in control are discussed in the Potential Payments upon Termination or Change in Control section beginning on page 24. These benefits are designed to provide executive officers with a strong incentive to remain with the Company if the Company engages in, or is threatened with, a change in control transaction, and to maintain an executive compensation program that is competitive with companies with which the Company competes for executive talent. The substantive terms of the Company's change in control severance benefits were established in 2001 and have not been reevaluated since that year, although in December 2008 certain technical compliance-related changes were made to the change in control severance agreements.

Other Important Policies Regarding Executive Officer Compensation

The following components of the Company's compensation program for executive officers are designed to further implement the Performance Objective:

Stock Ownership Guidelines; Holding Stock Acquired Upon Exercise of Options. The Company requires that all executive officers comply with specified stock ownership guidelines. Under these guidelines, executive officers are required to own a number of shares of the Company's common stock (or units in the Company phantom stock account under the Executive Deferred Compensation Plan) ranging from 5,000 to 100,000 shares, with the number increasing in accordance with the executive officer's responsibilities within the Company. Executive officers are given an implementation schedule to achieve the required ownership levels. All executive officers have met their stock ownership guidelines in accordance with the implementation schedule. In addition, the Company requires that all executive officers comply with guidelines for holding up to 50% of the net proceeds of any stock option exercise until such time as the executive officer has exceeded 125% of the stock ownership requirement for such officer.

No Employment Agreements. The Company's executive officers do not have employment agreements and serve at the will of the Board of Directors and the Chief Executive Officer.

Clawback Policy. Each of the Company's bonus programs provides that any employee who knowingly falsifies any financial or other certification, knowingly provides false information relied on by others in a financial or other certification, engages in other fraudulent activity, or knowingly fails to report any such conduct by others, will not earn a bonus for the applicable year and may also face legal action by the Company to recover any bonus improperly received.

Tax Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code generally limits the Company's federal income tax deduction to $1 million per person for compensation paid to the Company's Chief Executive Officer and certain other highly compensated executive officers in any year. Qualifying performance-based compensation is not subject to this limit on deductibility. The Committee considers the impact of Section 162(m) when developing and implementing the Company's executive compensation program. To this end, for fiscal 2010 the annual performance-based cash bonuses and stock options described above were designed to meet the deductibility requirements. Accordingly, there should be no limit on the deductibility of compensation in 2010 other than the portion of Mr. Donegan's base salary, discretionary bonus and perquisites that is in excess of $1 million.

Compensation Committee Report

The Compensation Committee has reviewed the Compensation Discussion and Analysis and discussed it with management. Based on its review and discussions with management, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K for the year ended March 28, 2010 and the Company's proxy statement for the 2010 Annual Meeting.

Steven G. Rothmeier, Chairman
Don R. Graber
Vernon E. Oechsle

Summary Compensation Table

The following table shows fiscal 2010 compensation earned by the Chief Executive Officer, the Chief Financial Officer, and the three other most highly compensated executive officers who were serving as executive officers of the Company on March 28, 2010 (the "NEOs").

Fiscal 2009 and 2008 compensation is presented for executives who were NEOs in those years (Messrs. Donegan and Hackett). In accordance with SEC rules, fiscal 2008 compensation is not presented for Ms. Hagel or Messrs. Buck or Stein, and fiscal 2009 compensation is not presented for Mr. Stein, because they were not NEOs in those years.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(1)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(3)	All Other Compensation ($)(4)	Total ($)
Mark Donegan	2010	1,366,875	225,000	5,265,232	827,820	3,128,050	60,114	10,873,091
Chairman and Chief	2009	1,275,000	500,000	3,924,750	1,189,350	63,830	41,264	6,994,194
Executive Officer	2008	1,175,000	—	5,681,985	1,833,750	2,109,443	53,177	10,853,355
Shawn R. Hagel	2010	510,000	75,000	1,864,225	284,040	734,082	21,872	3,489,219
Senior Vice President and Chief Financial Officer	2009	420,833	110,125	1,463,873	286,375	18,190	13,891	2,313,287
Kenneth D. Buck	2010	527,497	34,924	3,049,285	535,518	631,714	38,791	4,817,729
Executive Vice President and President–PCC Airfoils and Forged Products	2009	478,012	11,613	1,366,281	606,205	127,707	37,344	2,627,162
Kevin M. Stein	2010	436,250	325,499	1,864,225	296,523	11,127	189,857	3,123,481
Executive Vice President and President–Fastener Products								
Steven G. Hackett	2010	510,000	25,000	1,118,535	276,150	1,117,533	28,468	3,075,686
Executive Vice President	2009	490,750	118,626	1,171,098	542,673	157,371	19,959	2,500,477
	2008	459,000	87,480	2,388,975	570,370	771,874	17,985	4,295,684

(1) Annual performance-based cash bonuses earned by the NEOs are reported in the Non-Equity Incentive Plan Compensation column, except that the following amounts for fiscal 2010 are reported in the Bonus column: (i) discretionary bonuses, (ii) a $300,000 signing bonus paid to Mr. Stein in fiscal 2010 in connection with his hiring in fiscal 2009, and (iii) the amounts paid to Messrs. Buck and Stein under the Company's Incentive Compensation Program for Human Capital Planning Performance. See "Compensation Discussion and Analysis."

(2) Amounts for fiscal 2010 represent the grant date fair value of options granted in fiscal 2010 based on a value of $37.2845 per share, in the case of Ms. Hagel and Messrs. Buck, Stein and Hackett for options granted on November 11, 2009, a value of $39.502 per share in the case of options granted to Mr. Buck on February 10, 2010, and a value of $32.9077 per share in the case of options granted to Mr. Donegan on November 11, 2009, in each case calculated using the Black-Scholes option pricing model. In determining the grant date fair value, the expected term for Mr. Donegan's options is 2.7 years and for other officers' options is 4.2 years. Other assumptions made in determining these grant date fair values are disclosed under the caption "Stock-based compensation" in Note 1 of Notes to Consolidated Financial Statements in the Company's Annual Report on Form 10-K for the year ended March 28, 2010.

(3) Represents changes in the actuarial present value of accumulated benefits under defined benefit pension plans.

(4) For Mr. Donegan, amounts in fiscal 2010 include (a) the cost of Company-paid disability and term life insurance premiums, (b) $31,230 for the cost of Company-paid financial and tax return preparation services, (c) reimbursement of club dues, and (d) payment or reimbursement of automobile lease and operating expenses. Mr. Donegan also may make limited personal use of Company aircraft and he reimburses the full incremental cost to the Company of any such use. For Ms. Hagel, amounts in fiscal 2010 include (a) the cost of Company-paid disability and term life insurance premiums, (b) Company matching contributions under 401(k) plans, (c) the cost of Company-paid financial and tax return

preparation services, and (d) payment or reimbursement of automobile lease and operating expenses. For Mr. Buck, amounts in fiscal 2010 include (a) the cost of Company-paid disability and term life insurance premiums, (b) Company matching contributions under 401(k) plans, (c) the cost of Company-paid financial and tax return preparation services, (d) reimbursement of club dues, and (e) payment or reimbursement of automobile lease and operating expenses. For Mr. Stein, amounts in fiscal 2010 include (a) the cost of Company-paid disability and term life insurance premiums, (b) Company matching contributions under 401(k) plans, (c) payment or reimbursement of automobile lease and operating expenses, and (d) relocation assistance in the amount of $150,714 related to his relocation to the Philadelphia, PA area, which is the location of the Fastener Products head office, and $16,802 for payment of income taxes related to the Company's payment of a portion of this relocation assistance. For Mr. Hackett, amounts in fiscal 2010 include (a) the cost of Company-paid disability and term life insurance premiums, (b) Company matching contributions under 401(k) plans, (c) the cost of Company-paid financial and tax return preparation services, and (d) payment or reimbursement of automobile lease and operating expenses.

Grants of Plan-Based Awards in Fiscal 2010

The following table contains information concerning the fiscal 2010 bonus opportunities for the NEOs and the stock options granted to the NEOs in fiscal 2010.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Option Awards: Number of Securities Underlying Options (#)(2)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Option Awards ($)(3)
		Threshold ($)(1)	Target ($)(1)	Maximum ($)(1)			
Mark Donegan							
Non-equity incentive		$425,250	$1,417,500	—			
Option	11/11/09				160,000	$101.41	$5,265,232
Shawn R. Hagel							
Non-equity incentive		$145,800	$ 486,000	—			
Option	11/11/09				50,000	$101.41	$1,864,225
Kenneth D. Buck							
Non-equity incentive		$391,669	$ 534,094	—			
Option	11/11/09				50,000	$101.41	$1,864,225
Option	02/10/10				30,000	$106.92	$1,185,060
Kevin M. Stein							
Non-equity incentive		$253,800	$ 423,000	—			
Option	11/11/09				50,000	$101.41	$1,864,225
Steven G. Hackett							
Non-equity incentive		$141,750	$ 472,500	—			
Option	11/11/09				30,000	$101.41	$1,118,535

(1) Represents bonus awards for fiscal 2010 and estimated threshold and target bonus payouts. There is no maximum level of performance for awards under the Company's bonus programs. The actual amount earned by each NEO for fiscal 2010 is set forth in the Summary Compensation Table. The target bonus payout for Mr. Buck reflects that under the bonus arrangement applicable to him in fiscal 2010, 100% of targeted performance would result in a bonus payout of 112.5% of stated target bonus and 80% of targeted performance would result in a bonus payout of 82.5% of stated target bonus. See "Compensation Discussion and Analysis" for a discussion of the terms of these awards.

(2) Represents stock option grants made under the Company's 2001 Stock Incentive Plan. The exercise price of all options is equal to the closing market price of the Company's common stock on the grant date. The options vest 25% per year, beginning one year after the date of grant, based on continued employment. Vesting may also be accelerated in certain circumstances as described below under "Potential Payments upon Termination or Change in Control." Each option has a maximum term of 10 years, subject to earlier termination in the event of the optionee's termination of employment.

(3) Represents the grant date fair value of options granted in fiscal 2010 based on a value of $37.2845 per share, in the case of Ms. Hagel and Messrs. Buck, Stein and Hackett for options granted on November 11, 2009, a value of $39.502 per share in the case of options granted to Mr. Buck on February 10, 2010, and a value of $32.9077 per share in the case of options granted to Mr. Donegan on November 11, 2009, in each case calculated using the Black-Scholes option pricing model. In determining the grant date fair value, the expected term for Mr. Donegan's options is 2.7 years and for other officers' options is 4.2 years. Other assumptions made in determining these grant date fair values are disclosed under the caption "Stock-based compensation" in Note 1 of Notes to Consolidated Financial Statements in the Company's Annual Report on Form 10-K for the year ended March 28, 2010.

Outstanding Equity Awards at March 28, 2010

Name	Option Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Mark Donegan	110,000	—	$ 47.84	11/15/2015
	150,000	50,000(1)	$ 70.79	11/14/2016
	75,000	75,000(2)	$140.74	11/14/2017
	62,500	187,500(3)	$ 57.77	11/13/2018
	—	160,000(4)	$101.41	11/11/2019
Shawn R. Hagel	15,000	5,000(1)	$ 70.79	11/14/2016
	10,000	10,000(2)	$140.74	11/14/2017
	18,750	56,250(3)	$ 57.77	11/13/2018
	—	50,000(4)	$101.41	11/11/2019
Kenneth D. Buck	12,500	—	$ 47.84	11/15/2015
	17,250	5,750(1)	$ 70.79	11/14/2016
	12,500	12,500(2)	$140.74	11/14/2017
	17,500	52,500(3)	$ 57.77	11/13/2018
	—	50,000(4)	$101.41	11/11/2019
	—	30,000(5)	$106.92	02/10/2020
Kevin M. Stein	2,500	7,500(6)	$ 60.49	01/12/2019
	—	50,000(4)	$101.41	11/11/2019
Steven G. Hackett	—	10,000(1)	$ 70.79	11/14/2016
	25,000	25,000(2)	$140.74	11/14/2017
	—	45,000(3)	$ 57.77	11/13/2018
	—	30,000(4)	$101.41	11/11/2019

(1) Vest 100% on November 14, 2010.

(2) Vest 50% on November 14, 2010 and 50% on November 14, 2011.

(3) Vest one-third on November 13, 2010, one-third on November 13, 2011 and one-third on November 13, 2012.

(4) Vest 25% on November 11, 2010, 25% on November 11, 2011, 25% on November 11, 2012 and 25% on November 11, 2013.

(5) Vest 25% on February 10, 2011, 25% on February 10, 2012, 25% on February 10, 2013 and 25% on February 10, 2014.

(6) Vest one-third on January 12, 2011, one-third on January 12, 2012 and one-third on January 12, 2013.

Option Exercises in Fiscal 2010

Name	Option Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Mark Donegan	220,000	$12,619,804
Shawn R. Hagel	45,000	$ 2,374,657
Kenneth D. Buck	30,000	$ 1,570,831
Kevin M. Stein	—	$ —
Steven G. Hackett	77,500	$ 3,105,443

Pension Benefits as of March 28, 2010

The Precision Castparts Corp. Retirement Plan (the "PCC RP") is the Company's qualified pension plan in which all of the NEOs participate. Mr. Donegan served as President of Wyman-Gordon Company for 20 months after the Company acquired it in 1999 and therefore has accrued a benefit under its qualified pension plan, the Wyman-Gordon Company Retirement Income Plan (the "WG RP"). All of the NEOs participate in the Company's Supplemental Executive Retirement Program—Level One Plan—Ongoing (the "SERP").

The following table provides information regarding accumulated benefits under the Company's various pension plans as of March 28, 2010:

Name	Age	Plan Name	Number of Years Credited Service (#)(1)	Present Value of Accumulated Benefit ($)(2)
Mark Donegan	53	SERP	24.6667	$12,001,285
		PCC RP	23.0000	415,955
		WG RP	1.6667	28,834
Shawn R. Hagel	44	SERP	14.3333	734,389
		PCC RP	14.3333	151,399
Kenneth D. Buck	50	SERP	12.4167	1,382,078
		PCC RP	12.4167	173,589
Kevin M. Stein	44	SERP	1.25	0
		PCC RP	1.25	12,889
Steven G. Hackett	52	SERP	19.0833	3,066,599
		PCC RP	15.2496	251,944

(1) Reflects an additional three years and five months of service credit under the SERP for Mr. Hackett. This was granted to Mr. Hackett in February 2007 and gives him credit for a break in his employment with the Company in the mid-1990s, resulting in uninterrupted service credit under the SERP from his original hire date in March 1991. The present value of Mr. Hackett's accumulated benefit under the SERP as of March 28, 2010 is higher by $645,433 than it would have been without this additional service credit.

(2) The Present Value of Accumulated Benefit in the above table represents the actuarial present value as of March 28, 2010 of the NEO's pension benefit calculated based on years of service and final average pay as of that date but assuming retirement at the earliest age at which benefits are unreduced (age 64 for Mr. Donegan under the WG RP and age 65 under all other plans). The actuarial present values were calculated using a discount rate of 6.25% and the RP2000 Combined Healthy Mortality Table, the same assumptions used in the pension benefit calculations reflected in the Company's audited balance sheet for the year ended March 28, 2010.

Qualified Pension Plans

The Company and certain of its subsidiaries maintain tax-qualified defined benefit retirement plans (the "Pension Plans") to provide an income replacement mechanism for retirees. The NEOs participate in the Pension Plans on the same terms as all other participating employees. In general, eligible employees in participating entities participate in the Pension Plans after completing one year of service, and benefits become 100% vested after five years of service. The PCC RP and the WG RP are typical pension plans that provide a monthly benefit following retirement based on years of service and final average pay. Final average pay for purposes of calculating benefits under the PCC RP and the WG RP generally consists of a participant's highest average base salary for any 60 consecutive months of employment with the Company or any of its subsidiaries, with a limited amount of bonus also included under the WG RP. However, for fiscal 2010 the Internal Revenue Code limited the amount of annual pay considered for purposes of calculating benefits under the Pension Plans to $245,000.

Under the PCC RP, a normal retirement benefit is payable upon retirement at age 65 and is equal to the participant's years of service (up to 35) multiplied by the sum of (a) 1.2% of the participant's final average pay, plus (b) 0.6% of the excess of the participant's final average pay over an amount referred to as Social Security covered compensation, which generally consists of the average of the Social Security maximum taxable wage bases for the 35 years ending with the participant's Social Security normal retirement age. For years of service in excess of 35 years, the normal retirement benefit includes an additional 0.5% of final average pay for each such additional year. Under the WG RP, a normal retirement benefit is payable to Mr. Donegan upon retirement at age 64 and is equal to years of service applicable to that plan (up to 35) multiplied by the sum of (a) 1.1% of final average pay, plus (b) 0.4% of the excess of final average pay over Social Security covered compensation (as defined above).

Under the PCC RP, a participant who is age 55 or older with at least 10 years of service is eligible to elect an early retirement benefit, which is the normal retirement benefit after reduction for early commencement of benefits. Under the WG RP, early retirement is available for participants who are 55 or older with 5 years of service. Under both the PCC RP and the WG RP, for each year that a participant's early retirement benefits start prior to the unreduced normal retirement age, the participant's monthly retirement benefit is reduced by 6%.

The basic benefit form for normal and early retirement under the PCC RP and the WG RP is a monthly annuity for life. A participant may choose among different benefit forms that are the actuarial equivalent of the basic benefit form, but a lump sum is not available.

Supplemental Executive Retirement Programs

The Company maintains the SERP to provide for retirement benefits above amounts available under the Company's Pension Plans. All of the NEOs, as well as certain other executive officers and key employees designated by the Compensation Committee, are eligible to participate in the SERP. Participants have no vested SERP benefit unless they remain employed until they qualify for an early retirement benefit under the SERP. Vested benefits are forfeited if the participant's employment is terminated for certain misconduct or if the participant engages in competition with the Company during the three years following termination of employment.

To calculate normal retirement benefits under the SERP, a target monthly retirement benefit is determined for each participant based on final average pay and years of service, which is then reduced by (a) the participant's estimated monthly Social Security benefit assuming commencement at age 65, (b) the participant's monthly benefit under the PCC RP or the WG RP, as applicable, assuming commencement at age 65 and converted to a 50% joint and survivor annuity if the participant is married, and (c) the amount determined by assuming that the participant had received the maximum matching contribution available to him or her each year under the Company's 401(k) plans and that such amounts earned interest at an annual rate of 8% to age 65, with the assumed balance at age 65 being converted to an actuarially equivalent monthly benefit in the form of a life annuity if the participant is unmarried or a 50% joint and survivor annuity if the participant is married. Final average pay for purposes of calculating SERP target benefits generally consists of the average of the salary and bonus paid to the participant in the highest three calendar years out of any five calendar years of employment.

The target SERP retirement benefit upon retirement at age 65 is equal to (a) the participant's years of service (up to 20) multiplied by 3.0% of the participant's final average pay, plus (b) the participant's years of service in excess of 20 years multiplied by 0.5% of the participant's final average pay. This formula results in a target benefit of 60% of final average pay after 20 years of service with further increases of 0.5% of final average pay for each additional year of service thereafter.

A participant whose age plus years of service totals at least 70 and who has at least 10 years of service is vested and eligible for early retirement benefits under the SERP. For each year that a participant terminates employment prior to age 65, the normal retirement benefit is reduced by 3% under the SERP. Messrs. Donegan and Hackett are currently eligible for early retirement benefits under the SERP. If they had retired on March 28, 2010, the present value of accumulated benefits for each of them under the SERP as reflected in the Pension Benefits table above would be higher by the following amounts: Mr. Donegan, $6,417,284; and Mr. Hackett, $1,847,413.

The normal or early retirement benefit under the SERP determined as described above is paid as a monthly annuity for life if the participant is not married, and is paid as a 50% joint and survivor annuity if the participant is married, providing a significant benefit enhancement for married participants. Subject to certain timing limitations, married participants may elect to receive an actuarially equivalent 100% joint and survivor annuity, and all participants may elect to receive an actuarially equivalent lump sum benefit.

Disability Benefits under Pension Plans and SERPs

Under the PCC RP, if the employment of a participant terminates as the result of disability, the participant will continue to be credited with years of service while disabled and will be deemed to have continued to receive base salary at the rate in effect on the date of disability. If the NEOs had terminated employment on March 28, 2010 as a result of disability and then elected to commence receiving benefits at age 65, the present value of accumulated benefits for each of them under the PCC RP calculated using the RP-2000 Disabled Retiree Mortality Table and otherwise as reflected in the Pension Benefits table above would be higher by the following amounts: Mr. Donegan, $0; Ms. Hagel, $77,980; Mr. Buck, $0; Mr. Stein, $65,512; and Mr. Hackett, $0.

Under the SERP, if the employment of a participant who has at least 10 years of service terminates as the result of disability, the participant will continue to be credited with years of service while disabled and will be deemed to have continued to receive compensation at the rate in effect on the date of disability. If the NEOs with at least 10 years of service had terminated employment on March 28, 2010 as a result of disability and then elected to commence receiving benefits at age 65, the present value of accumulated benefits for each of them under the SERP calculated using the RP-2000 Disabled Retiree Mortality Table and otherwise as reflected in the Pension Benefits table above would be higher by the following amounts: Mr. Donegan, $1,325,013; Ms. Hagel, $332,913; Mr. Buck, $598,430; and Mr. Hackett, $0.

Nonqualified Deferred Compensation in Fiscal 2010

Name	Executive Contributions in Fiscal 2010 ($)(1)	Aggregate Earnings in Fiscal 2010 ($)	Aggregate Balance at March 28, 2010 ($)(2)
Mark Donegan	$ —	$ —	$ —
Shawn R. Hagel	147,825	585,913	1,254,346
Kenneth D. Buck	20,000	17,898	336,727
Kevin M. Stein	—	—	—
Steven G. Hackett	—	689,726	2,831,502

(1) Amounts reported in the Executive Contributions column are also included in the Summary Compensation Table in the Salary column (for 2010), the Bonus column (for 2009) or the Non-Equity Incentive Plan Compensation column (for 2009).

(2) Amounts reported in the Aggregate Balance column that have been reported as compensation in the Summary Compensation Table in this proxy statement or in prior year proxy statements are as follows: Ms. Hagel, $147,825; Mr. Buck, $38,308; and Mr. Hackett, $1,166,507.

All of the NEOs are eligible to participate in the Company's Executive Deferred Compensation Plan (the "EDC"), which is an unfunded plan for SERP participants and other management or highly compensated employees who are designated for participation by the Chief Executive Officer. The EDC enables participants to defer receipt of compensation. The EDC allows participants to elect in advance of earning salary and bonuses to defer a whole number percentage of the participant's salary or bonuses or both and have the deferred amount credited to an EDC account to which reference investment performance results are credited (or charged, if there are negative results). The maximum allowed deferral percentage is 100%, applicable to salary or bonuses or both.

Investment reference performance results are determined by performance options selected by the participant, which in fiscal 2010 included a Company phantom stock fund (annual return of 96.4% in fiscal 2010) and 19 mutual funds consistent with the investment choices available to participants in the Company's 401(k) plans (with annual returns in fiscal 2010 ranging from 0.5% to 85.6%). Participants may select performance options and change an existing selection on any business day, except for selections made with respect to the Company phantom stock fund. Once each year, a participant who is a current employee or officer may select into (but not out of) the Company phantom stock fund as a performance option with respect to previously deferred compensation.

Benefits are generally paid pursuant to the time of payment election made by the participant prior to earning the compensation. The form of payment is specified in the participant's deferral election and is either a cash lump sum, installments from 2 to 20 years, or in shares of Company common stock (only with respect to the Company phantom stock fund performance option). Participants may withdraw the portion of their accounts attributable to deferrals prior to January 1, 2005 and investment returns thereon at any time subject to forfeiture of 10% of the balance. These same pre-2005 balances will generally be distributed to participants in a lump sum if their employment is involuntarily terminated within 24 months of a change in control, while account balances attributable to deferrals after December 31, 2004 and investment returns thereon will generally be distributed to participants in a lump sum upon a change in control whether or not employment terminates, except that in each case distribution of amounts credited to the phantom stock fund prior to 2009 will not be accelerated due to a change in control.

Potential Payments Upon Termination or Change-in-Control

Benefits Potentially Payable Upon a Change in Control

The Company has agreed to provide specified benefits to the NEOs under certain circumstances in connection with a "change in control" of the Company. Most of the benefits are only payable if the NEO's employment is terminated by the Company without "cause" or by the officer for "good reason" within 24 months after the change in control. In the change of control severance agreements, "change in control" is generally defined to include:

- the acquisition by any person of 20% or more of the Company's outstanding common stock,
- the nomination (and subsequent election) in a 2 year period of a majority of the Company's directors by persons other than the incumbent directors, and
- shareholder approval of a sale of all or substantially all of the Company's assets or an acquisition of the Company through a merger or consolidation.

In the change of control severance agreements, "cause" includes willful and continued failure to substantially perform duties after notice and willful conduct that is demonstrably and materially injurious to the Company. "Good reason" includes the assignment of duties inconsistent with the NEO's position before the change in control, a reduction in compensation or benefits, or a relocation of the NEO's principal place of employment by more than 50 miles.

The following table shows the estimated change in control severance benefits that would have been payable to the NEOs if a change in control had occurred on March 28, 2010 and each officer's employment was terminated on that date either by the Company without "cause" or by the officer with "good reason."

	Mark Donegan	Shawn R. Hagel	Kenneth D. Buck	Kevin M. Stein	Steven G. Hackett
Cash Severance Benefits(1)	$10,726,500	$2,970,000	$ 3,339,617	$2,660,562	$3,480,799
Insurance Continuation(2)	38,214	39,564	29,867	41,334	31,062
Acceleration of Stock Options(3)	18,621,475	5,100,963	5,400,048	1,595,475	4,174,850
Relocation Expenses(4)	100,000	100,000	100,000	100,000	100,000
Acceleration of SERP Vesting(5)	—	745,311	1,401,375	0	—
Lump Sum Payout of Additional Pension and SERP Benefits(6)	1,492,761	612,136	614,365	267,653	346,482
Tax Gross-Up(7)	—	—	—	1,151,781	—
Financial and tax return preparation services(8)	16,000	16,000	16,000	16,000	16,000
Total	$30,994,950	$9,583,974	$10,901,272	$5,832,805	$8,149,193

(1) **Cash Severance Benefits**. A cash severance benefit is payable by the Company under the change of control severance agreements if the officer's employment is terminated by the Company without "cause" or by the officer for "good reason" within 24 months after a change in control. The cash severance payment for each NEO is equal to (a) three times the annual base salary plus (b) three times the greater of the average of the last three annual bonuses or the target bonus as in effect at the time of the change in control. These amounts are payable in a lump sum following termination and only if the executive officer has executed a release of claims, which also includes obligations on the officer regarding confidentiality of proprietary or trade secret information and non-disparagement.

(2) **Insurance Continuation**. If cash severance benefits are triggered, the change of control severance agreement for each NEO also provides for continuation of life, accident and health insurance benefits paid by the Company for up to 36 months following termination of employment, but not to the extent similar benefits are provided by a subsequent employer. The amounts in the table above represent 36 months of life, accident and health insurance benefit payments at the rates paid by the Company for each officer as of March 28, 2010.

(3) **Stock Option Acceleration**. The stock option agreements covering options held by the NEOs provide that upon a change in control all outstanding unexercisable options immediately become exercisable in full, whether or not the NEO's employment is terminated. The option agreements provide that options generally remain exercisable for 6 months following termination of employment. Information regarding outstanding unexercisable options held by each NEO is set forth in the Outstanding Equity Awards table above. Amounts in the table above represent the aggregate value as of March 28, 2010 of each NEO's outstanding unexercisable options based on the positive spread (if any) between the exercise price of each option and a stock price of $123.82, which was the closing price of the Company's common stock on the last trading day of fiscal 2010.

(4) **Relocation**. If cash severance benefits are triggered, the change of control severance agreement for each NEO also provides for reimbursement of certain relocation expenses if the officer moves his or her residence in order to pursue other business opportunities within one year after the date of termination. Amounts in the table above represent the estimated cost of a typical relocation.

(5) **Acceleration of SERP Vesting**. Under the terms of the SERP, on a change in control (as defined in the SERP), all SERP participants will be fully vested and the actuarial present value of their accrued age 65 normal retirement benefits will immediately be paid as a lump sum payment. Ms. Hagel and Messrs. Buck and Stein were not vested in the SERP as of March 28, 2010, and the amounts in the table above represent the lump sum payments they would have received under the terms of the SERP if a change in control had occurred on that date.

(6) **Lump Sum Payout of Additional Pension and SERP Benefits**. If cash severance benefits are triggered, the change of control severance agreement for each NEO also provides for a lump sum payment equal to the

actuarial present value of the additional age 65 normal retirement benefit the NEO would have received if the NEO had been credited with three additional years of service and compensation under the pension plan and SERP in which he or she participates. The amounts in the table represent the lump sum payments the NEOs would have received under this provision if a change in control and employment termination had occurred on March 28, 2010.

(7) **Tax Gross-up Payment.** If any payments or benefits to an NEO in connection with a change in control are subject to the 20% excise tax on "excess parachute payments" as defined in Section 280G of the Internal Revenue Code, the Company is required under the change of control severance agreements to make a tax gross-up payment to the officer sufficient so that after paying ordinary income taxes and the excise tax on the tax gross-up payment, the balance of the payment will be equal to the excise tax on the other excess parachute payments. Amounts in the table above are estimates. Although each NEO is party to the same form of change of control severance agreement with the Company, Mr. Stein is the only NEO who, based on the estimated benefits in the above table, would have been subject to the 20% excise tax and therefore entitled to a tax gross-up payment.

(8) **Financial and tax return preparation services.** The Company's arrangements regarding Company-paid financial and tax return preparation services specify that after a change in control the Company will pay for financial and tax return preparation services for each NEO pertaining to the calendar year in which the change in control occurred. The amounts in the table above represent the approximate rate that the Company would have paid for such services in March 2010.

Other Benefits Triggered on Certain Employment Terminations

Stock options in the event of retirement

The stock option agreements covering options held by the NEOs provide that if an NEO's employment terminates on or after the date the NEO reaches age 65, all outstanding unexercisable options will become exercisable in full and, instead of terminating in 6 months, all outstanding options will remain exercisable for either their full ten-year terms, in the case of stock option agreements issued prior to November 2009, or a five-year term (but not beyond each option's original 10-year term), in the case of stock option agreements issued in or after November 2009. No NEO will turn 65 before all of his or her currently outstanding options expire.

The option agreements also provide that the post-termination exercise period is extended to 12 months if the optionee is eligible for early retirement under the PCC RP. No NEO currently is eligible for early retirement under the PCC RP.

Stock options in the event of death or disability

The stock option agreements covering options held by the NEOs provide that upon the death or disability of the NEO, all unexercisable options become fully exercisable and the period for exercising options following termination of employment is extended to 12 months, but not beyond each option's original 10-year term.

The aggregate value as of March 28, 2010 of options that would have become exercisable if death or disability had occurred on that date based on the positive spread (if any) between the exercise price of each option and a stock price of $123.82, which was the closing price of the Company's common stock on the last trading day of fiscal 2010, is as set forth in the "Acceleration of Stock Options" row of the "Benefits Potentially Payable Upon a Change in Control" table above. In addition, the increase in value of outstanding options resulting from the extension of the post-termination exercise period from six months to 12 months, with the option values as of March 28, 2010 for six-month and 12-month remaining terms calculated using the Black-Scholes option pricing model with assumptions consistent with those used by the Company for valuing options under applicable accounting guidance, would be as follows: Mr. Donegan, $2,534,891; Ms. Hagel, $508,806; Mr. Buck, $722,896; Mr. Stein, $276,107; and Mr. Hackett, $553,974.

Return to Shareholders Performance Graph

The following line graph provides a comparison of the annual percentage change in the Company's cumulative total shareholder return on its common stock to the cumulative total return of the S&P 500 Index and the S&P 500 Aerospace Index. The comparison assumes that $100 was invested on March 31, 2005 in the Company's common stock and in each of the foregoing indices and, in each case, assumes the reinvestment of dividends.

Comparison of Cumulative Five Year Total Return



$500
$400
$300
$200
$100
$0
2005
2006
2007
2008
2009
2010
PRECISION CASTPARTS CORP.
S&P 500 INDEX
S&P 500 AEROSPACE & DEFENSE INDEX

Company / Index	Mar 05	Mar 06	Mar 07	Mar 08	Mar 09	Mar 10
Precision Castparts Corp.	100	156.65	274.86	267.98	167.18	328.35
S&P 500 Index	100	112.46	125.76	118.70	75.57	110.40
S&P 500 Aerospace & Defense Index	100	123.14	142.91	149.67	90.70	149.11

Equity Compensation Plan Information

The following table provides information regarding the number of shares of common stock of the Company that were subject to outstanding stock options or other compensation plan grants and awards at March 28, 2010.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	6,088,968	$76.19	7,696,403(1)
Equity compensation plans not approved by security holders	—	—	—
Total	6,088,968	$76.19	7,696,403

(1) 6,154 shares of common stock remain available for issuance under the Company's 1994 Stock Incentive Plan (the "1994 Plan"). 5,497,249 shares of common stock remain available for issuance under the Company's 2001 Stock Incentive Plan (the "2001 Plan"). At this time, no awards other than options have been issued under the 1994 Plan, and no awards other than options have been issued to executive officers under the 2001 Plan. The 2001 Plan is also used for the annual deferred stock unit awards to non-employee directors. 2,193,000 shares of common stock remain available for issuance under the Company's 2008 Employee Stock Purchase Plan.

PROPOSAL 2: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors Recommends a Vote "For" Proposal 2

The Audit Committee of the Board of Directors has appointed Deloitte & Touche LLP as the Company's independent registered public accounting firm for the year ending April 3, 2011. Although not required, the Board of Directors is requesting ratification by the shareholders of this appointment. If ratification is not obtained, the Audit Committee will reconsider the appointment.

The Company incurred the following fees for services performed by Deloitte & Touche for fiscal 2010 and 2009:

2010	
Audit Fees	$5,003,424
Audit Related Fees	14,435
Tax Fees	—
All Other Fees	—
2009	
Audit Fees	$4,862,684
Audit Related Fees	361,900
Tax Fees	—
All Other Fees	—

Audit Fees include annual audit of the Company's consolidated financial statements and review of interim financial statements in the Company's Quarterly Reports on Form 10-Q. Audit Related Fees include audits of the Company's employee benefit plans, acquisition due diligence, review of registration statements and issuance of comfort letters and other audit reports required by regulation or contract.

The Audit Committee appoints and approves the fee to be paid to the independent registered public accounting firm. The Audit Committee is also responsible for reviewing and approving engagements of significant non-audit work performed by the independent registered public accounting firm, and it approved all audit related fees. Representatives of Deloitte & Touche LLP are expected to be present at the 2010 Annual Meeting of Shareholders, will have an opportunity to make any statements they desire, and will also be available to respond to appropriate questions from shareholders.

The Board of Directors recommends a vote FOR Proposal 2.

PROPOSAL 3: SHAREHOLDER PROPOSAL

The following shareholder proposal will be voted on at the Annual Meeting only if it is properly presented by or on behalf of the shareholder proponent.

The California State Teachers' Retirement System, 100 Waterfront Place, West Sacramento, CA 95605-2807, has advised the Company that it intends to present the following resolution at the Annual Meeting. Approval of this proposal would require the affirmative vote of at least a majority of the votes cast on this proposal at the Annual Meeting. Abstentions and broker nonvotes are counted for purposes of determining whether a quorum exists at the Annual Meeting but are not counted as votes cast and have no effect on the results of the vote on this proposal.

Shareholder Resolution

RESOLVED, that the shareowners of Precision Castparts Corp. ("Company") ask that the Board of Directors, in compliance with applicable law, take the steps necessary to reorganize the Board of Directors into one class subject to election each year. The implementation of this proposal should not affect the unexpired terms of directors elected to the Board at or prior to the 2010 annual meeting.

Supporting Statement

Is accountability by the Board of Directors important to you as a shareowner of the Company? As a trust fund representing over 800,000 educators and their families, and as the owner of over 190,000 shares of the Company's common stock, the California State Teachers' Retirement System (CalSTRS) thinks accountability of the Board to the Company's shareowners is of paramount importance. This is why we are sponsoring this proposal which, if implemented, would seek to reorganize the Board of Directors of the Company so that each director stands before the shareowners for re-election each year. We hope to eliminate the Company's so-called "classified board," whereby the directors are divided into three classes, each serving a three-year term. Under the current structure, shareowners can only vote on a portion of the Board at any given time.

CalSTRS believes that corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. It is intuitive that when directors are accountable for their actions, they perform better. A staggered board has been found to be one of six entrenching mechanisms that are negatively correlated with company performance. See "What Matters in Corporate Governance?" Lucian Bebchuk, Alma Cohen & Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (09/2004, revised 03/2005). CalSTRS also believes that shareowners are willing to pay a premium for corporations with excellent corporate governance. If the Company were to take the steps necessary to declassify its Board, it would be a strong statement that this Company is committed to good corporate governance and its long-term financial performance.

We seek to improve that performance and ensure the Company's continued viability through this structural reorganization of the Board. If passed, shareowners might have the opportunity to register their views at each annual meeting on performance of the Board as a whole and of each director as an individual.

CalSTRS urges you to join us in voting to declassify the board in order to increase director accountability and incentivize management to create shareholder value. We urge your support FOR this proposal.

Board of Directors' Statement in Opposition

The Board has considered the above proposal carefully. Shareholder approval of this proposal would not in itself declassify the Board, but the Board welcomes this opportunity to discuss the reasons why it believes that declassification is not in the best interests of the Company or its shareholders and why the Board therefore recommends that you vote AGAINST Proposal 3.

The Board believes that the proponent's supporting statement relies on arguments which, for the reasons discussed below, do not correlate well to the actual performance of the Board and the Company or the Company-specific rationale for why the Company adopted a classified Board structure in 1983 and has continued it for the past 27 years.

Strong Long-Term Financial Performance

The proponent's supporting statement asserts that a staggered board is negatively correlated with company performance. The Board believes that this assertion, as applied to the Company, is contradicted by the facts as PCC has consistently delivered strong financial performance to its shareholders and has improved that performance over the long-term. From fiscal 2000 to fiscal 2010, the Company has grown sales at a 15% compound annual growth rate from $1.4 billion to $5.5 billion and has increased earnings per share from continuing operations (diluted) from $0.78 to $6.50, which represents compound annual growth of 24%. This consistently strong financial performance has provided investment returns to the Company's shareholders that are well-above the performance of the Company's peer group and relevant market indices, as indicated in the "Return to Shareholders Performance Graph" on page 27.

Cyclicality of Primary End Markets and Preservation of Long-Term Value

In the opinion of the Board, the Company's unrelenting, long-term focus on improving its operations has created a set of manufacturing assets and capabilities that has tremendous long-term value for the Company's shareholders. But it is also true that the vast majority of the Company's revenues are derived from the highly cyclical aerospace and power markets. This cyclicality of the Company's primary end markets, as well as temporary disruptions in the global economic system, can lead to a situation where the Company's long-term value is not fully reflected in its then-current financial performance or the price of its common stock, as was the case in late 2001 through 2002 and the period from late 2008 to early 2009. Accordingly, there is potential for unfair and abusive takeover tactics that could deprive the Company's shareholders of the greatest possible long-term value for their shares, and such a situation is the best example of what the Company's current Board structure is intended to guard against. It is important to note that the Company's classified Board structure in no way prevents unsolicited takeover proposals from resulting in a successful acquisition of the Company. Instead, the classified Board structure allows the Board to maximize the value of a potential acquisition by giving the Company time to evaluate the adequacy and fairness of any takeover proposal given the then-current effects of the cyclicality of the Company's end markets or any global economic disruptions, and to negotiate with the acquirer and consider alternatives, including the continued operation and growth of the Company's business.

Pursuit of Long-Term Growth Strategy

The Company has developed and pursues a focused and deliberate long-term growth strategy based on strategic capital investment and acquisitions of complementary businesses and technologies. In addition, the Board believes that the breadth of the Company's manufacturing operations, the technical complexity of the Company's products, and the diversity of the Company's end markets makes PCC a complicated and unique company. As a result, the Company derives extra value from the assurance provided by a classified Board structure that the Board will always include several directors who are experienced with the Company and very familiar with its business and long-term strategic goals.

The Board Recommends a Vote AGAINST Proposal 3

In conclusion, the Board believes that the Company's consistently strong performance demonstrates that the Company's shareholders currently benefit from a high level of director accountability while also receiving the full value of a classified Board structure, which as described above is in many ways tailor-suited to the Company's specific facts and circumstances. For these reasons the Board of Directors recommends a vote AGAINST Proposal 3.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table shows information about those persons known to the Company to be beneficial owners of more than five percent of the Company's outstanding common stock as of December 31, 2009. The information listed below is based entirely on information filed by the beneficial owners with the Securities and Exchange Commission.

Name and Address of Beneficial Owner	Shares Beneficially Owned	% of Class
Capital Research Global Investors . . . . 333 South Hope Street, Los Angeles, California 90071	9,415,621	6.7%
FMR LLC . . . . 82 Devonshire Street, Boston, Massachusetts 02109	7,910,498	5.6%
BlackRock, Inc. . . . . 40 East 52nd Street, New York, New York 10022	7,466,899	5.3%

TRANSACTIONS WITH RELATED PERSONS

The Board of Directors has adopted a written policy with respect to related party transactions. The policy requires that the Audit Committee approve all transactions or series of similar transactions between the Company and a related party, which includes all executive officers and directors and their immediate family members, that exceed $120,000 and in which the related party has a direct or indirect material interest. The policy also applies to transactions between the Company and an entity (i) owned or controlled by a director, executive officer or their immediate family members or (ii) for which a director, executive officer or their immediate family member serves as a senior officer or director. The policy provides that the Audit Committee will take into account whether the interested transaction is on terms no less favorable to the Company than the terms generally made available by the Company to an unaffiliated third party under similar circumstances and the extent of the related party's interest in the transaction.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors, as well as persons who own more than 10 percent of the Company's common stock, to file initial reports of ownership and reports of changes in ownership of common stock of the Company with the Securities and Exchange Commission. Based solely on a review of the copies of such forms received by the Company and on written representations from certain reporting persons that they have complied with the relevant filing requirements, the Company believes that all Section 16(a) filing requirements applicable to its executive officers and directors were complied with in fiscal 2010, except that in October 2009 Mr. Bridenbaugh filed late one Form 4 covering a sale of 1,000 shares.

ANNUAL REPORT AND FORM 10-K; INTERNET AVAILABILITY OF PROXY MATERIALS

We have included with this proxy statement a copy of the Company's 2010 Annual Report that includes the Company's Annual Report on Form 10-K. Upon written request, the Company will furnish without charge additional copies of the Company's Annual Report. Such requests should be directed to Mr. Roger A. Cooke, Secretary, Precision Castparts Corp., 4650 SW Macadam Avenue, Ste. 400, Portland, OR 97239-4262.

Important Notice Regarding the Availability of Proxy Materials for the Precision Castparts Corp. 2010 Annual Meeting of Shareholders to Be Held on August 10, 2010: the Proxy Statement and the Annual Report on Form 10-K are available at http://www.precast.com.

METHOD AND COST OF SOLICITATION

The Company will pay the cost of soliciting proxies. In addition to soliciting proxies by mail, the Company's employees may request the return of proxies in person or by telephone. The Company has also hired The Proxy Advisory Group, LLC to assist with Annual Meeting procedures and to solicit proxies for a fee of $10,000. Brokers and persons holding shares for the benefit of others may incur expenses in forwarding proxies and accompanying materials and in obtaining permission from beneficial owners to execute proxies. On request, the Company will reimburse those expenses.

HOUSEHOLDING

The Company has adopted a procedure approved by the Securities and Exchange Commission called "householding." Under this procedure, shareholders of record who have the same address receive only one copy of the Notice Regarding the Availability of Proxy Materials or the Proxy Statement and Annual Report, as applicable. Shareholders who participate in householding continue to receive separate proxy forms. Householding does not affect dividend check mailings.

Any shareholder who would prefer to have a separate copy of the Notice Regarding the Availability of Proxy Materials, Proxy Statement or Annual Report delivered to him or her at the shared address for this and future years may elect to do so by calling (503) 946-4822 or by writing to Mr. Roger A. Cooke, Secretary, Precision Castparts Corp., 4650 SW Macadam Avenue, Ste. 400, Portland, OR 97239-4262. A copy of the materials will be sent promptly to the shareholder following receipt of such notice.

DISCRETIONARY AUTHORITY

While the Notice of Annual Meeting of Shareholders provides for transaction of such other business as may properly come before the Annual Meeting, the Board of Directors has no knowledge of any matters to be presented at the meeting other than those referred to in this proxy statement. However, the enclosed proxy gives discretionary authority in the event that any other matters should be presented.

SHAREHOLDER PROPOSALS

Shareholders wishing to present proposals for action at an Annual Meeting must do so in accordance with the Company's bylaws. For purposes of the Company's 2011 Annual Meeting, such notice, to be timely, must be received by the Company between April 12, 2011 and May 12, 2011. In addition, SEC rules require that any shareholder proposal to be considered for inclusion in next year's Annual Meeting proxy materials be received at the Company's principal office by March 2, 2011. The Company's mailing address is 4650 SW Macadam, Suite 400, Portland, Oregon 97239.

Whether you plan to attend the Annual Meeting or not, please submit a proxy through the internet or sign and return the enclosed proxy form in the enclosed, stamped envelope if this proxy was received by mail.

/s/ ROGER A. COOKE

Roger A. Cooke
Secretary

Portland, Oregon
June 30, 2010

EXHIBIT A

Survey Companies

AECOM Technology Corporation
AEI Services LLC
AGCO Corp.
Air Products and Chemicals, Inc.
Allergan, Inc.
Alliant Techsystems Inc.
Ameren Corporation
ArvinMeritor, Inc.
Automatic Data Processing, Inc.
AutoZone, Inc.
Avery Dennison Corporation
Avis Budget Group
Avon Products, Inc.
Baker Hughes Incorporated
Ball Corporation
Big Lots, Inc.
BJ Services Company
Black & Decker Corporation
BorgWarner Inc.
Brunswick Corporation
CA Inc.
Cameron International Corporation
Campbell Soup Company
CenterPoint Energy
CH2M Hill Companies, Ltd.
Chicago Bridge and Iron Company
The Clorox Company
CMS Energy Corporation
Cooper Industries, Inc.
Corn Products International Inc
Covidien
Dana Corporation
Darden Restaurants, Inc.
Dole Food Company, Inc.
Dover Corporation
DTE Energy Company
Eastman Chemical Company
Eastman Kodak Company
Ecolab Inc.
El Paso Corporation
Emcor Group, Inc.
Energizer Holdings, Inc.
Energy Future Holdings Corporation
Federal-Mogul Corporation
Fiserv, Inc.
FMC Technologies
Fortune Brands, Inc.
Foster Wheeler Corporation
Goodrich Corporation
Graphic Packaging Corporation
H. J. Heinz Company
Hallmark Cards, Inc.
Hanesbrands, Inc.
Harley-Davidson Motor Company Inc.
Hasbro, Inc.
The Hershey Company
ITT Corporation
Jacobs Engineering Group Inc.
Jarden Corp.
KBR, Inc.
Kinder Morgan
Leggett & Platt Inc.
Levi Strauss & Co.
Liberty Media
Limited Brands
Lubrizol Corp
Manitowoc Company, Inc.
Masco Corporation
Mattel, Inc.
McDermott International, Inc.
McGraw-Hill Companies
MeadWestvaco Corporation
Mohawk Industries
Molson Coors Brewing Company
The Mosaic Company
Nabors Industries Ltd.
Nalco Company
NCR Corporation
NiSource Inc.
Nordstrom
NRG Energy, Inc.
OfficeMax Incorporated
Oshkosh Truck Corporation
Owens Corning
Owens-Illinois, Inc.
Perini Corporation
PPL Corporation
Praxair, Inc.
Progress Energy, Inc.
R. R. Donnelley & Sons Company
Reynolds American Inc.
Rockwell Automation
Rockwell Collins
S.C. Johnson & Son, Inc.
SCANA Corporation
Schreiber Foods Inc.
Science Applications International Corporation
Sealed Air Corporation
Sempra Energy
The Shaw Group
The Sherwin-Williams Company
Sonoco Products Company
SPX Corporation
The Stanley Works
Starwood Hotels & Resorts Worldwide, Inc.
Tenet Healthcare Corporation
Tenneco Automotive Inc.
Terex Corporation
The Timken Company
Unisys Corporation
United Stationers Inc.
URS Corp
USG Corporation
Visteon Corporation
W.W. Grainger, Inc.
Weatherford International Ltd.
Western Digital Corporation
Weyerhaeuser Company
Xcel Energy, Inc.
Yum Brands, Inc.

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Annual Meeting
Date: Tuesday, August 10, 2010
Time: 1:00 pm (PDT)
Location: Aquariva Restaurant
Bella Vista Room
0470 SW Hamilton Court
Portland, OR 97239

Financial Information
Shareholders may receive copies of the Company's financial information (10-K, 10-Q, proxy) filed with the Securities and Exchange Commission, as well as quarterly earnings releases, free of charge by calling Investor Relations at (503) 946-4850 or sending an email to info@precastcorp.com. This information may also be downloaded from the PCC Corporate Center at www.precast.com.

Common Stock
Precision Castparts Corp. common stock is listed on the New York Stock Exchange under the symbol PCP. It is also traded on the Chicago Stock Exchange, the Pacific Stock Exchange, and the Philadelphia Stock Exchange.

Corporate Headquarters
Precision Castparts Corp.
4650 SW Macadam Avenue, Ste 400
Portland, OR 97239-4262
(503) 946-4800

Investor Relations
Dwight E. Weber
Director of Communications

Transfer Agent
The Bank of New York Mellon
1 (877) 205-0966
Address shareholder inquiries to:
BNY Mellon Shareowner Services
P O Box 358015
Pittsburgh, PA 15252-8015
www.bnymellon.com/shareowner/isd

Independent Auditors
Deloitte & Touche LLP

Outside Counsel
Stoel Rives LLP

Home Page Address
www.precast.com

Affirmative Action Statement
Precision Castparts Corp. is an equal opportunity affirmative action employer committed to recruit, hire, upgrade, train, and promote in all job categories without regard to race, color, religion, sex, sexual orientation, national origin, age, disability, or status as a disabled veteran or a veteran of the Vietnam Era.